

Cathay General Bancorp

Enduring Trust
and Strength

2023 Annual Report

Cathay Bank opened its doors in 1962 to serve the growing community of Chinese Americans in Los Angeles. Sixty-one years later, we still have the same mission: helping our clients flourish. But now, it's done on a much larger scale. We have expanded to more than 60 branches across the United States—in California, New York, Washington, Texas, Illinois, Massachusetts, Maryland, Nevada, and New Jersey. Overseas, we have a branch outlet in Hong Kong and representative offices in Beijing, Shanghai and Taipei.

We are proud to work with people around the globe, helping them reach their financial goals, provide for their loved ones and live without economic stress.

Our clients put their trust in our team to guide them on their financial journey, and provide a roadmap toward a sustainable future. We do our utmost to honor that trust.



Our **Commitment**

We know the level of trust our clients have in us. We remain committed to providing dedicated and service-oriented solutions.

We are devoted to cultivating meaningful relationships with our clients through navigating financial complexities to help them achieve their goals. We are committed to providing an exceptional banking experience, and our clients' loyalty reinforces our dedication to exceeding their expectations.

Client confidence is the cornerstone of our success. We look forward to continuing this journey together, building a future of financial security and prosperity.

Dear Fellow **Stockholders**,

We are pleased to report a net income of $354.1 million for the year ended December 31, 2023.

This year was a turbulent one for the financial services industry. With rising interest rates and waves of U.S. bank closures that shook confidence, clients are looking for security and business continuity now more than ever.

Despite the challenges in 2023, we are pleased to report steady financial growth—a testament to our many years of development and the implementation of key strategic initiatives, as well as policies and systems designed to support prudent risk management. This disciplined approach has guided us for six decades and will continue to do so far into the future.

In 2023, total loans increased by $1.3 billion, or 7.1%, to $19.55 billion. Our total deposits grew $820.2 million, or 4.4%, to $19.33 billion, highlighting the trust and confidence our clients have placed in us. Total assets reached $23 billion, while our net interest margin decreased slightly to 3.45%. Diluted earnings per share also increased to $4.86 compared with $4.83 in 2022.

Our capital ratios remain strong and positioned for growth. As of December 2023, our Tier 1 risk-based capital ratio of 12.84%, total risk-based capital ratio of 14.31% and Tier 1 leverage capital ratio of 10.55%, calculated under the Basel III capital rules, continue to place us in the "well capitalized" category for regulatory purposes.

We continue to invest in our team members and are grateful for their hard work and dedication.

Throughout the year, their passion and determination made all the difference to our clients, especially in times of uncertainty. As the beating heart and the driving force behind our achievements, our people will continue to enhance the level of service we offer, meeting our clients' evolving needs and contributing to Cathay Bank's overall success.

We would like to thank you, our stockholders, for your continued support and confidence in us. As we look ahead, we remain committed to delivering stockholder value, maintaining operational excellence and embracing emerging technologies to stay in the forefront of the dynamic banking industry.

Sincerely,



Dunson K. Cheng
Executive Chairman of the Board



Chang M. Liu
President and Chief Executive Officer




Financial **Highlights**

(dollars in thousands, except per share data)	**2023**	2022	Increase/(Decrease)	
			Amount	**Percentage**
For the Year				
Net income	$ **354,124**	$ 360,642	$ **(6,518)**	**(1.8)** %
Net income per diluted common share	**4.86**	4.83	**0.03**	**0.6** %
Cash dividends paid per common share	**1.36**	1.36	**–**	**0.0** %
At Year-End				
Investment securities	$ **1,604,570**	$ 1,473,348	$ **131,222**	**8.9** %
Loans, net	**19,382,858**	18,100,898	**1,281,960**	**7.1** %
Assets	**23,081,534**	21,947,976	**1,133,558**	**5.2** %
Deposits	**19,325,447**	18,505,279	**820,168**	**4.4** %
Stockholders' equity	**2,736,575**	2,474,040	**262,535**	**10.6** %
Book value per common share	**37.66**	34.01	**3.65**	**10.7** %
Profitability Ratios				
Return on average assets	**1.56** %	1.69 %		
Return on average stockholders' equity	**13.56** %	14.70 %		
Capital Ratios				
Tier 1 capital ratio	**12.84** %	12.21 %		
Total capital ratio	**14.31** %	13.73 %		
Leverage ratio	**10.55** %	10.08 %		



Stockholder's Equity
(in millions)

Year	Value
19	$2,294
20	$2,418
21	$2,446
22	$2,474
23	$2,737



Net Income
(in millions)

Year	Value
19	$279
20	$229
21	$298
22	$361
23	$354



Assets
(in millions)

Year	Value
19	$18,094
20	$19,043
21	$20,887
22	$21,948
23	$23,082

Forbes 2023 AMERICA'S BEST BANKS

Cathay General Bancorp ranked No. 10 on the **Forbes America's Best Banks 2023** list. To be named among the 10 best banks in the U.S. reminds us of our purpose: We open doors to opportunity to help our clients, team members and communities thrive.

S&P Global Market Intelligence ranked Cathay Bank the eighth top-performing bank in the U.S. Our success is directly related to how we deliver client experience. All Cathay Bank team members work together to better serve and engage with our clients.

Top 50 Public Banks

S&P Global Market Intelligence



2023 Best-in-Class Employer
Gallagher

Cathay Bank was named **U.S. Best-in-Class Employer** by **Gallagher**, a global insurance brokerage, recognizing our excellent employee optimization and organizational well-being. Cathay Bank strives to provide an environment in which our most important assets—our team members—are able to thrive personally and professionally in their roles.

Expanding **Our Reach**

With more than 60 branches across nine states, Cathay Bank continues to grow with our communities. We foster local economic development through loans to businesses, and we support community initiatives that build on strong relationships with clients.

Cathay Bank expanded across the U.S.—in California, New York, Washington, Texas, Illinois, Massachusetts, Maryland, Nevada, and New Jersey, as well as internationally in Hong Kong. We continue to reach new clients with our latest branch in Brea, California, which opened in fall 2023, offering unique service styles and personalized experiences for every user.

About the Brea Branch When the Brea branch opened on September 26, community leaders, team members and new and existing clients joined the celebration. This new location enables even more opportunities to serve the community, focusing on building trust, fostering growth and providing personalized services to each and every client.



The Brea branch is located inside the Brea Union Plaza, with 25 or more other stores and 15 dining options, helping make this point of contact enjoyable and easily accessible for clients. The branch features comfortable reception areas that make our clients feel at home right when they walk through the doors.

The location complements our existing network and delivers banking services to clients who need them. This strengthens our client reach and positions us as a steadfast presence in the Brea community.



2015 MARYLAND
2003 MASSACHUSETTS
2000 WASHINGTON
1999 NEW YORK
2007 NEW JERSEY
1962 CALIFORNIA First Office
2013 NEVADA
1999 TEXAS
2006 ILLINOIS
● Branches

Refer to the list of our branch and representative offices on the back cover of this Annual Report.

A Powerhouse **in Our Communities**



We support our communities by investing in development projects, contributing to local charities, participating in educational financial literacy programs and supporting initiatives that address community needs that foster a positive impact.

We continuously work to provide for the people in and around our office areas, giving back to nonprofit organizations and participating in projects to build stronger communities. In 2023, the Cathay Bank Foundation donated $2.65 million in grants to benefit 250 grantees within the bank's assessment areas.

Habitat for Humanity of Greater Los Angeles Cathay Bank team members volunteered with Habitat for Humanity of Greater Los Angeles to help build eight new homes in the LA area. This exciting opportunity has enabled us to enhance our collaboration with Habitat for Humanity and get our hands dirty in support of community members in need.

Habitat LA's mission is to offer more affordable housing and homeownership opportunities throughout Los Angeles, an increasingly expensive city in which to live. Cathay Bank is proud to work alongside such a worthwhile organization, which we have done for years. Our aim is to help provide safe, sturdy and affordable homes for families.



We love building our community. That's why we are so proud to have been part of an affordable housing project in Redlands, California, **Valencia Phase II**.



Junior Achievement of Sacramento, with a $10,000 grant to assist students in their literary education, is just one of our grantees. Our team members also volunteer at Junior Achievement workshops throughout the year.



We collaborated with the **American Cancer Society**'s Chinatown Lung Cancer Screening Project by providing screenings to a very vulnerable population free of cost.



The Cathay Bank 46th Annual Charity Golf Tournament brought together 300 guests, raising a record $220,000 for local nonprofit organizations.

Chinatown Service Center A $120,000 grant for the Community Economic Development program provided technical assistance to small businesses, personal financial empowerment services to low-income clients and general operating funds for the Volunteer Income Tax Assistance program.

Foothill Family Services A $40,000 grant helped provide essential mental health, early childhood development and social services to vulnerable, low-income children and families.

Asian Health Services A $40,000 grant helped build capacity toward filling a health care gap and providing critical medical, dental and behavioral health services to a rapidly growing low-income immigrant Asian American and Pacific Islander population.

Digital **Banking Solutions**

Cathay Bank continues to enhance the client experience and user engagement options.

Our Mobile Banking App for iPhone®, iPad® and Android® gives clients access to digital banking solutions like mobile check deposit, electronic fund transfers, bill pay, Zelle®* and other virtual financial tools. These tools provide convenient, secure and efficient ways for clients to access and manage their finances.

We keep our finger on the pulse of technology to stay ahead and remain competitive. This enables us to enhance the client experience, streamline operations and adapt to changing client preferences—all crucial to efficiency, client trust and overall sustainability in the rapidly evolving financial landscape.

*A U.S. checking or savings account is required to use Zelle®.





Cathay General Bancorp

—

Form **10-K**

2023 Annual Report

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Cathay General Bancorp

Form **10-K**


Cathay Bank
Cathay Bank

2023 Annual Report

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-31830

Cathay General Bancorp
(Exact name of Registrant as specified in its charter)

Delaware	**95-4274680**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
777 North Broadway,	
Los Angeles, California	**90012**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (213) 625-4700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	CATY	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2023) was $2,215,336,347. This value is estimated solely for the purposes of this cover page. The market value of shares held by registrant's directors, executive officers, and Employee Stock Ownership Plan have been excluded because they may be considered to be affiliates of the registrant.

As of February 15, 2024, the registrant had outstanding 72,669,738 shares of its common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of registrant's definitive proxy statement relating to registrant's 2024 Annual Meeting of Stockholders, which will be filed within 120 days of the fiscal year ended December 31, 2023, are incorporated by reference in this Form 10-K in response to Part III, Items 10 through 14 of this Form 10-K.

Auditor Name: KPMG LLP	Auditor Location: Los Angeles, California	Auditor Firm ID: 185

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CATHAY GENERAL BANCORP

2023 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

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Forward-Looking Statements

In this Annual Report on Form 10-K, the term "Bancorp" refers to Cathay General Bancorp and the term "Bank" refers to Cathay Bank. The terms "Company," "we," "us," and "our" refer to Bancorp and its subsidiaries, including the Bank, collectively. The statements in this report include forward-looking statements within the meaning of the applicable provisions of the Private Securities Litigation Reform Act of 1995 regarding management's beliefs, projections, and assumptions concerning future results and events. We intend such forward-looking statements to be covered by the safe harbor provision for forward-looking statements in these provisions. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws, including statements about anticipated future operating and financial performance, financial position and liquidity, growth opportunities and growth rates, growth plans, acquisition and divestiture opportunities, business prospects, strategic alternatives, business strategies, financial expectations, regulatory and competitive outlook, investment and expenditure plans, financing needs and availability, and other similar forecasts and statements of expectation and statements of assumptions underlying any of the foregoing. Words such as "aims," "anticipates," "believes," "can," "could," "estimates," "expects," "hopes," "intends," "may," "plans," "projects," "seeks," "shall," "should," "will," "predicts," "potential," "continue," "possible," "optimistic," and variations of these words and similar expressions are intended to identify these forward-looking statements.

Forward-looking statements by us are based on estimates, beliefs, projections, and assumptions of management and are not guarantees of future performance. Management's expectations and assumptions, and the continued validity of the forward-looking statements, are subject to change due to a broad range of factors affecting the U.S. and global economies, regulatory environment and the equity, debt, currency and other financial markets, as well as factors specific to Bancorp and its subsidiaries, including Cathay Bank. Factors that could cause changes in the expectations or assumptions on which forward-looking statements are based cannot be foreseen with certainty and include the factors described under the headings "Risk Factors Summary" and "Risk Factors" and elsewhere in this Form 10-K, including under "Management's Discussion and Analysis," and Bancorp's other reports and filings filed with the Securities and Exchange Commission (the "SEC") from time to time. Actual results in any future period may also vary from the past results discussed in this report. Given these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to update or review any forward-looking statement to reflect circumstances, developments or events occurring after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Item 1. Business

Business of Bancorp

Overview

Cathay General Bancorp (the "Bancorp" on a parent-only basis, and the "Company," "we," "us" or "our" on a consolidated basis) is a corporation that was organized in 1990 under the laws of the State of Delaware. The Bancorp is the holding company of Cathay Bank, a California state-chartered commercial bank ("Cathay Bank" or the "Bank"), and eleven limited partnerships investing in affordable housing investments in which the Bank is the sole limited partner. The Bancorp also owns 100% of the common stock of five statutory business trusts created for the purpose of issuing capital securities.

Our principal place of business is located at 777 North Broadway, Los Angeles, California 90012, with our main telephone number at (213) 625-4700. Certain of our administrative offices are located at 9650 Flair Drive, El Monte, California 91731. Our common stock is traded on the NASDAQ Global Select Market, and our trading symbol is "CATY".

The Bancorp is regulated as a bank holding company by the Board of Governors of the Federal Reserve System ("Federal Reserve"). Cathay Bank is regulated as a California commercial bank by the California Department of Financial Protection and Innovation ("DFPI") and the Federal Deposit Insurance Corporation ("FDIC").

At December 31, 2023, we had $23.08 billion in total consolidated assets, $19.38 billion in net loans, $19.33 billion in deposits, and $2.74 billion in shareholders' equity.

Subsidiaries of Bancorp

In addition to Cathay Bank, the Bancorp has the following subsidiaries:

Cathay Capital Trust I, Cathay Statutory Trust I, Cathay Capital Trust II, Cathay Capital Trust III and Cathay Capital Trust IV. The Bancorp established Cathay Capital Trust I in June 2003, Cathay Statutory Trust I in September 2003, Cathay Capital Trust II in December 2003, Cathay Capital Trust III in March 2007, and Cathay Capital Trust IV in May 2007 (collectively, the "Trusts") as wholly-owned subsidiaries. The Trusts are statutory business trusts. The Trusts issued capital securities representing undivided preferred beneficial interests in the assets of the Trusts. The Trusts exist for the purpose of issuing the capital securities and investing the proceeds thereof, together with proceeds from the purchase of the common securities of the Trusts by the Bancorp, in a certain series of securities issued by us, with similar terms to the relevant series of securities issued by each of the Trusts, which we refer to as "Junior Subordinated Notes." The Bancorp guarantees, on a limited basis, payments of distributions on the capital securities of the Trusts and payments on redemption of the capital securities of the Trusts. The Bancorp is the owner of all the beneficial interests represented by the common securities of the Trusts. The purpose of issuing the capital securities was to provide the Company with a cost-effective means of obtaining capital. Because the Bancorp is not the primary beneficiary of the Trusts, the financial statements of the Trusts are not included in our Consolidated Financial Statements.

Competition

The Bancorp's primary business is to act as the holding company for the Bank. Accordingly, the Bancorp faces the same competitive pressures as those expected by the Bank. For a discussion of those risks, see "Business of the Bank — Competition" below under this Item 1.

Employees

Due to the limited nature of the Bancorp's activities as a bank holding company, the Bancorp currently does not employ any persons other than the Bancorp's management, which includes the Chief Executive Officer and President, Executive Chairman, the Chief Financial Officer, the Corporate Secretary and General Counsel, and the Assistant Corporate Secretary. See also "Business of the Bank — *Employees*" below under this Item 1 where we describe human capital management matters for Cathay Bank. In the future, the Bancorp may become an operating company or may engage in such other activities or acquire such other businesses as may be permitted by applicable law.

Business of the Bank

General

Cathay Bank was incorporated under the laws of the State of California on August 22, 1961, is licensed by the DFPI, and commenced operations as a California state-chartered bank on April 19, 1962. Cathay Bank is an insured bank under the Federal Deposit Insurance Act by the FDIC, but it is not a member of the Federal Reserve.

The Bank's head office is located in the Chinatown area of Los Angeles, at 777 North Broadway, Los Angeles, California 90012. As of December 31, 2023, the Bank has branch offices in Southern California (24 branches), Northern California (19 branches), New York (9 branches), Washington (four branches), Illinois (two branches), Texas (two branches), Maryland (one branch), Massachusetts (one branch), Nevada (one branch), New Jersey (one branch), and Hong Kong (one branch) and a representative office in Beijing, Shanghai, and Taipei. Deposit accounts at the Hong Kong branch are not insured by the FDIC. Each branch has loan approval rights subject to the branch manager's authorized lending limits. Current activities of the Beijing, Shanghai, and Taipei representative offices are limited to coordinating the transportation of documents to the Bank's head office and performing liaison services.

Our primary market area is defined by the CRA delineation, which includes the contiguous areas surrounding each of the Bank's branch offices. It is the Bank's policy to reach out and actively offer services to low-to- moderate income groups in the delineated branch service areas. Many of the Bank's employees speak more than one language, including both English and one or more Chinese dialects or Vietnamese, and are thus able to serve the Bank's English, Chinese and Vietnamese speaking clients.

As a commercial bank, the Bank offers products and services to businesses, such as checking and deposit, lines of credits, commercial and commercial real estate loans, merchant services and payment processing, treasury management services, international banking and financing services, and other customary banking services. The bank offers similar services that are available to consumers.

The Bank primarily services individuals, professionals, and small to medium-sized businesses in the local markets in which its branches are located and provides commercial real estate loans, commercial loans, U.S. Small Business Administration ("SBA") loans, residential mortgage loans, real estate construction loans, home equity lines of credit, and installment loans to individuals for, household and other consumer expenditures.

Through its Cathay Wealth Management business unit, the Bank offers clients a range of investment products and services, such as stocks, bonds, mutual funds, insurance, annuities, and advisory services. As of December 31, 2023, all securities and insurance products provided by Cathay Wealth Management are offered by, and all financial consultants are registered with, Cetera Investment Services LLC, a registered securities broker/dealer and licensed insurance agency and member of the Financial Industry Regulatory Authority and Security Investor Protection Corporation. Cetera Investment Services LLC and Cathay Bank are independent entities. The securities and insurance products offered by Cetera Investment Services LLC are not insured by the FDIC.

Securities

The Bank's securities portfolio is managed in accordance with a written investment policy which addresses strategies, types, and levels of allowable investments, and which is reviewed and approved by our Board of Directors on an annual basis.

Our investment portfolio is managed to meet our liquidity needs through proceeds from scheduled maturities and is also utilized for pledging requirements for deposits of state and local subdivisions, securities sold under repurchase agreements, and Federal Home Loan Bank ("FHLB") advances. The portfolio is comprised of U.S. government securities, mortgage-backed securities, collateralized mortgage obligations, corporate debt instruments, and mutual funds.

Information concerning the carrying value, maturity distribution, and yield analysis of the Company's securities portfolio as well as a summary of the amortized cost and estimated fair value of the Bank's securities by contractual maturity is included in Part II — Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in Note 4 to the Consolidated Financial Statements.

Loans

The Bank's Board of Directors and senior management establish, review, and modify the Bank's lending policies. These policies include (as applicable) an evaluation of a potential borrower's financial condition, ability to repay the loan, character, secondary repayment sources (such as guaranties), quality and availability of collateral, capital, leverage capacity and regulatory guidelines, market conditions for the borrower's business or project, and prevailing economic trends and conditions. Loan originations are obtained through a variety of sources, including existing clients, walk-in clients, referrals from brokers or existing clients, and advertising. While loan applications are accepted at all branches, the Bank's centralized document department supervises the application process including documentation of loans, review of appraisals, and credit reports.

Commercial Real Estate Loans. Commercial real estate loans (also known as CRE loans) are typically secured by first deeds of trust on commercial properties. Our commercial real estate portfolio includes primarily commercial retail properties, shopping centers, and owner-occupied industrial facilities, and, secondarily, office buildings, multiple-unit apartments, hotels, and multi-tenanted industrial properties.

The Bank also makes medium-term commercial real estate loans which are generally secured by commercial or industrial buildings where the borrower uses the property for business purposes or derives income from tenants.

Commercial Loans. The Bank provides financial services to diverse commercial and professional businesses in its market areas. Commercial loans consist primarily of short-term loans (normally with a maturity of up to one year) to support general business purposes, or to provide working capital to businesses in the form of lines of credit to finance trade. The Bank continues to focus primarily on commercial lending to small-to-medium size businesses within the Bank's geographic market areas. The Bank participates or syndicates loans, typically more than $25.0 million in principal amount, with other financial institutions to limit its credit exposure. Commercial loan pricing is generally at a rate tied to the prime rate, as quoted in *The Wall Street Journal*, or the Bank's reference rate.

SBA Loans. The Bank originates SBA loans under the national "preferred lender" status. Preferred lender status is granted to a lender that has made a certain number of SBA loans and which, in the opinion of the SBA, has staff qualified and experienced in small business loans. As a preferred lender, the Bank's SBA Lending Group has the authority to issue, on behalf of the SBA, the SBA guaranty on loans under the 7(a) program which may result in shortening the time it takes to process a loan. The 7(a) program is the SBA's primary loan program, and which can be used for financing of a variety of general business purposes such as acquisition of land, buildings, equipment and inventory and working capital needs of eligible businesses generally over a 5 to 25 year term. In addition, under this program, the SBA delegates loan underwriting, closing, and most servicing and liquidation authority and responsibility to selected lenders.

The Bank utilizes both the 504 program, which is focused on long-term financing of buildings and other long-term fixed assets, and the 7(a) program. The collateral position in the SBA loans is enhanced by the SBA guaranty in the case of 7(a) loans, and by lower loan-to-value ratios under the 504 program. The Bank has sold, and may in the future sell, the guaranteed portion of certain of its SBA 7(a) loans in the secondary market. SBA loan pricing is generally at a rate tied to the prime rate, as quoted in *The Wall Street Journal*.

Residential Mortgage Loans. The Bank originates single-family-residential mortgage loans. The single-family-residential mortgage loans are comprised of conforming, non-conforming, and jumbo residential mortgage loans, and are secured by first or subordinate liens on single (one-to-four) family residential properties. The Bank's products include a fixed-rate residential mortgage loan and an adjustable-rate residential mortgage loan. Mortgage loans are underwritten in accordance with the Bank's and regulatory guidelines, on the basis of the borrower's financial capabilities, an independent appraisal of the value of the property, historical loan quality, and other factors deemed relevant by the Bank's underwriting personnel. The Bank generally retains all mortgage loans it originates in its portfolio. As such, the Bank was not impacted by the rule pertaining to risk retention implementing the risk retention requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), since the Bank does not securitize any of the loans it originates in its portfolio.

Real Estate Construction Loans. The Bank's real estate construction loan activity focuses on providing short-term loans to individuals and developers, primarily for the construction of multi-unit projects. Residential real estate construction loans are typically secured by first deeds of trust and guarantees of the borrower. The economic viability of the projects, borrower's credit worthiness, and borrower's and contractor's experience are primary considerations in the loan underwriting decision. The Bank utilizes approved independent licensed appraisers and monitors projects during the construction phase through construction inspections and a disbursement program tied to the percentage of completion of each project. The Bank also occasionally makes unimproved property loans to borrowers who intend to construct a single-family residence on their lots generally within twelve months. In addition, the Bank makes commercial real estate construction loans to high-net-worth clients with adequate liquidity for construction of office and warehouse properties. Such loans are typically secured by first deeds of trust and are guaranteed by the borrower.

Home Equity Lines of Credit. The Bank offers variable-rate home equity lines of credit that are secured by the borrower's home. The pricing on the variable-rate home equity line of credit is generally at a rate tied to the prime rate, as quoted in *The Wall Street Journal*, or the Bank's reference rate. Borrowers may use this line of credit for home improvement financing, debt consolidation and other personal uses.

Installment Loans. Installment loans tend to be fixed rate and longer-term (one-to-six year maturities). These loans are funded primarily for the purpose of financing the purchase of automobiles and other personal uses of the borrower.

Distribution and Maturity of Loans. Information concerning types, distribution, and maturity of loans is included in Part II — Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in Note 5 to the Consolidated Financial Statements.

Financing of Tax-Advantaged Projects. We invest in and/or finance certain tax-advantaged projects promoting affordable housing and renewable energy sources. Our investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. For regulatory purposes, these investments are deemed loan-equivalent transactions and are made under the power of banks to make loans.

Asset Quality

The Bank's lending and credit policies require management to regularly review the Bank's loan portfolio so that the Bank can monitor the quality of its assets. If during the ordinary course of business, management becomes aware that a borrower may not be able to meet the contractual payment obligations under a loan, then such policies require that the loan be supervised more closely with consideration given to, among other things, placing the loan on non-accrual status, requiring additional allowance for loan losses, and (if appropriate) charging-off a part or all of the loan.

Under the Bank's current policies, a loan will generally be placed on a non-accrual status if interest or principal is past due 90 days or more, or in cases where management deems the full collection of principal and interest unlikely. When a loan is placed on non-accrual status, previously accrued but unpaid interest is reversed and charged against current income, and subsequent payments received are generally first applied towards the outstanding principal balance of the loan. Depending on the circumstances, management may elect to continue the accrual of interest on certain past due loans if partial payment is received or the loan is well-collateralized, and in the process of collection. The loan is generally returned to accrual status when the borrower has brought the past due principal and interest payments current and, in the opinion of management, the borrower has demonstrated the ability to make future payments of principal and interest as scheduled. A non-accrual loan may also be returned to accrual status if all principal and interest contractually due are reasonably assured of repayment within a reasonable period and there has been a sustained period of payment performance, generally six months.

Information concerning non-performing loans, restructured loans, allowance for credit losses, loans charged-off, loan recoveries, and other real estate owned is included in Part II — Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in Note 5 to the Consolidated Financial Statements.

Deposits

The Bank offers a variety of deposit products to meet its clients' needs. As of December 31, 2023, the Bank offered passbook accounts, checking accounts, money market deposit accounts, certificates of deposit, individual retirement accounts, and public funds deposits. These products are priced generally to promote growth of deposits in a safe and sound manner.

The Bank's deposits are generally obtained from residents within its geographic market area. The Bank utilizes traditional marketing methods to attract new clients and deposits, by offering a wide variety of products and services and utilizing various forms of advertising media. From time to time, the Bank may offer special deposit promotions. Information concerning types of deposit accounts, average deposits and rates, and maturity of time deposits is included in Part II — Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in Note 9 to the Consolidated Financial Statements.

Borrowings

Borrowings from time to time include securities sold under agreements to repurchase, the purchase of federal funds, funds obtained as advances from the FHLB, borrowing from other financial institutions, and the issuance of Junior Subordinated Notes. Information concerning the types, amounts, and maturity of borrowings is included in in Part II — Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in Note 9 and Note 10 to the Consolidated Financial Statements.

Return on Equity and Assets

Information concerning the return on average assets, return on average stockholders' equity, the average equity to assets ratio and the dividend payout ratio is included in Part II — Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Interest Rates and Differentials

Information concerning the interest-earning asset mix, average interest-earning assets, average interest-bearing liabilities, and the yields on interest-earning assets and interest-bearing liabilities is included in Part II — Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Analysis of Changes in Net Interest Income

An analysis of changes in net interest income due to changes in rate and volume is included in Part II — Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Commitments and Letters of Credit

Information concerning the Bank's outstanding loan commitments and letters of credit is included in Note 14 to the Consolidated Financial Statements.

Subsidiaries of Cathay Bank

Cathay Holdings LLC ("CHLLC") was incorporated in December 2007. The purpose of this subsidiary is to hold other real estate owned that was transferred from the Bank. As of December 31, 2023, CHLLC no longer owned properties.

Competition

We face substantial competition for deposits, loans and other banking services, as well as for acquisition, opportunities, from the numerous banks and financial institutions that operate in our market areas. We also compete for loans and deposits, as well as other banking services, such as payment services, with savings and loan associations, savings banks, brokerage houses, insurance companies, mortgage companies, credit unions, credit card companies and other financial and non-financial institutions and entities.

In California, one larger Chinese-American bank competes for loans and deposits with the Bank and at least two super-regional banks compete with the Bank for deposits. In addition, there are many other banks that target the Chinese-American communities in both Southern and Northern California. Banks from the Pacific Rim countries, such as Taiwan, Hong Kong, and China, also continue to open branches in the Los Angeles area, thus increasing competition in the Bank's primary markets. See discussion below in Part I — Item 1A — "Risk Factors."

To compete with other financial institutions in our primary service areas, the Bank relies principally upon personal contacts by our officers, directors, employees, and stockholders, our long established relationships with the Chinese-American communities, the Bank's responsiveness to client needs, local promotional activities, availability and pricing of loan and deposit products, extended hours on weekdays, Saturday banking in certain locations, Internet banking, an Internet website (*www.cathaybank.com*), and other specialized services. The content of our website is not incorporated into and is not part of this Annual Report on Form 10-K.

If a proposed loan exceeds the Bank's internal lending limits, the Bank has, in the past, and may in the future, arrange the loan on a participation or syndication basis with correspondent banks. The Bank also assists clients requiring other services not offered by the Bank to obtain these services from its correspondent banks.

Human Capital Resources

Our employees are vital to our success. Our goal is to ensure that we have the right talent, in the right place, at the right time. To achieve this level of value creation, we believe we must strive to find, develop and keep a world-class workforce. We invest in our employees by providing quality training and learning opportunities, promoting inclusion and diversity, and upholding a high standard of ethics and respect for human rights.

As of December 31, 2023, Cathay Bank employed approximately 1,246 regular full-time equivalent employees, of whom 1,207 were located in the United States and 39 were located in China, Hong Kong and Taiwan. Of the total number of employees, 740 are banking officers. None of the employees are represented by a union.

Diversity and Inclusion

Inclusion and diversity are the cultural hallmarks of Cathay Bank. We benefit from the diversity of our staff offering a multiplicity of viewpoints, backgrounds and experiences, in service of our clients and the commercial and financial industries in which we work.

Our staff comprise of a diverse mixture of different genders, races, ethnic backgrounds, religions, sexual orientations, cultures and primary languages. Our commitment to diversity enables us to draw from a remarkable wealth of talent to recruit and retain the best employees to provide innovative solutions for our clients' banking needs. The Bank is continuing its efforts to expand gender diversity on the Bank's Board, and senior management.

In 2023, 80% of our employees are of Asian descent, 13% are members of non-Asian traditionally underrepresented racial/ethnic groups, and 7% are Caucasian. At the manager-level, 73% are of Asian descent, 13% are members of non-Asian traditionally underrepresented racial/ethnic groups, and 14% are Caucasian. 57% of our management-level positions are held by women, and 65% of our employees are women. Our 12 member Board of Directors consists of 11 members of traditionally underrepresented racial/ethnic groups descent and a quarter of the Board seats are held by women.

Our commitment to diversity and inclusion extends to our community. We invest in affordable housing and renewable energy projects; in addition, we offer community checking and various affordable home ownership and loan programs serving the underbanked, and routinely engage in collaboration with local nonprofit organizations working together to build and cultivate lives in low-to-moderate income communities. We also promote diversity and inclusion among our supplier base, through the Cathay Bank Vendor Diversity Program. The program promotes the use of suppliers owned by minority, women, and small businesses, to help contribute to long-term economic sustainability in our communities.

Grow, Engage and Elevate

The Bank believes that its future success is highly dependent upon its continued ability to attract qualified employees. As part of our efforts to attract and motivate employees, we offer a competitive compensation and benefits package that includes healthcare and 401(k) benefits, parental and family leave, holiday and paid time off, and tuition assistance.

Recruiting the best and brightest is just the beginning. Cathay Bank's goal is to provide a robust platform that allows employees to truly grow, engage and elevate to their full potential. We believe every individual is integral to our success, and we strive to provide an engaging environment with training and development opportunities throughout one's career.

Employee Learning and Development

We offer employees opportunities for both personal and professional growth and development. From instructor-led development training programs to inter-department transfer opportunities and a database library of self-developed online learning courses needed to succeed.

Cathay Bank's skill-building programs are aligned with a common set of objectives and framework focused on compliance, technical, professional and management development. For example, our Emerging Leadership I Program for newly promoted supervisors and managers and our Emerging Leadership II Program for senior managers and leaders are designed to help employees enhance efficiency and communication effectiveness among team members in their current and future roles. There is an expectation that every employee has a development goal as a part of individual performance objectives.

Employee Health and Wellness

Cathay Bank manages organizational and personal health to gain insight into employees' experiences, levels of workplace satisfaction, and feelings of engagement with the Bank. We have in place a Cathay Well-Being program since 2014, that encourages employees to stay active by enriching their wellbeing experiences through participation in a variety of fun and easy healthy habits and challenges with an added incentive to qualify for additional discounts on their medical premiums. As of December 31, 2023, we have 60% of our employees participating in the Well-Being program.

Executive Officers of the Registrant

The table below sets forth the names, ages, and positions at the Bancorp and the Bank of all executive officers of the Company as of February 15, 2024.

Name	Age	Present Position and Principal Occupation During the Past Five Years
Dunson K. Cheng	79	Executive Chairman of the Boards of Directors of the Bancorp and the Bank since October 2016; Director of the Bancorp since 1990; Director of the Bank since 1982; Chairman of the Boards of Directors of the Bancorp and the Bank from 1994 to September 2016; President of the Bank from 1985 to March 2015; President and Chief Executive Officer of the Bancorp from 1990 to September 2016.
Chang M. Liu	57	President and Chief Executive Officer, and Director of the Bancorp since October 2020; Chief Executive Officer of the Bank since October 2020; Director of the Bank since October 2019; President of the Bank from October 2019 to September 2020; Executive Vice President and Chief Operating Officer of the Bank from February 2019 to September 2019; Executive Vice President and Chief Lending Officer of the Bank from 2016 to 2019; Senior Vice President and Deputy Chief Lending Officer of the Bank from 2015 to 2016; Senior Vice President and Assistant Chief Lending Officer of the Bank from 2014 to 2015; Chief Lending Officer at Banc of California (formerly known as Pacific Trust Bank) from 2011 to 2014
Heng W. Chen	71	Executive Vice President, Chief Financial Officer, and Treasurer of the Bancorp since 2003; Executive Vice President of the Bank since 2003; Chief Financial Officer of the Bank since 2004.
Kim R. Bingham	67	Chief Risk Officer of the Bank since 2014; Executive Vice President of the Bank since 2004; Chief Credit Officer of the Bank from 2004 to 2013.
Albert Sun	69	Executive Vice President and Chief Credit Officer of the Bank since January 2024; Executive Vice President, Special Advisor to the Office of the President from September 2023 to December 2023; Chief Credit Officer of Piermont Bank from 2022 to 2023: Chief Credit Officer of Grasshopper Bank from 2017 to 2021; and Chief Credit Officer of East West Bank from 2015 to 2017.
Thomas M. Lo	62	Executive Vice President and Chief Administrative Officer of Cathay Bank since September 2023; Executive Vice President and Director of Commercial and International Banking of Cathay Bank from 2018 to 2023; Senior Vice President, Deputy Director of International and Business Banking and Deputy to Head of International and Commercial Banking of East West Bank from 2010 to 2018; and Executive Vice President and Group Manager in Orange County of Preferred Bank from 2007 to 2010
May K. Chan	46	Senior Vice President, General Counsel and Corporate Secretary of Bancorp and the Bank since 2020; Sustainability Officer of Bancorp and the Bank since 2022; First Vice President and Associate General Counsel of Bancorp and the Bank from 2015 to 2020; Senior Counsel of Business Banking Group at Wells Fargo Bank from 2014 to 2015; and Senior Associate of the Finance Department at Latham & Watkins LLP from 2002 to 2011.

Available Information

We invite you to visit our website at www.cathaygeneralbancorp.com, to access free of charge the Bancorp's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, all of which are made available as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. The content of our website is not incorporated into and is not part of this Annual Report on Form 10-K. In addition, to obtain a free copy of any of those reports, you can write to us at Cathay General Bancorp, 9650 Flair Drive, El Monte, California 91731, Attn: Investor Relations. The SEC also maintains a website at http://www.sec.gov that contains the reports, proxy and information statements and other information we file with or furnish to them.

Regulation and Supervision

General

The Bancorp and its bank and non-bank subsidiaries are subject to extensive regulation under federal and state statutes and regulations that, among other things, may affect our cost of doing business and financial performance, limit permissible activities and expansion or impact the competitive balance between us and other financial services providers. These statutes and regulations are intended primarily for the protection of depositors and the FDIC's Deposit Insurance Fund, and secondarily for the stability of the U.S. banking system and are not intended for the benefit of stockholders of financial institutions.

The following discussion of certain statutes and regulations to which the Bancorp and the Bank are subject is a summary and does not purport to be complete nor does it address all applicable statutes and regulations. This discussion is qualified in its entirety by reference to the full statutes and regulations.

Bank Holding Company and Bank Regulation

The Bancorp is a bank holding company within the meaning of the Bank Holding Company Act and is registered as such with the Federal Reserve. The Bancorp is also a bank holding company within the meaning of Section 3700 of the California Financial Code. Therefore, the Bancorp and any of its subsidiaries are subject to examination by, and may be required to file reports with, the DFPI. DFPI approvals are also required for bank holding companies to acquire control of banks. As a California commercial bank, the deposits of which are insured by the FDIC, the Bank is subject to regulation, supervision, and regular examination by the DFPI and by the FDIC, as the Bank's primary federal regulator, and must additionally comply with certain applicable regulations of the Federal Reserve.

The wide range of requirements and restrictions contained in federal and state banking laws include:

- Requirements that bank holding companies and banks file periodic reports.

- Requirements that bank holding companies and banks meet or exceed minimum capital requirements (see "Capital Adequacy Requirements" below).

- Requirements that bank holding companies serve as a source of financial and managerial strength for their banking subsidiaries. In addition, the regulatory agencies have "prompt corrective action" authority to limit activities and require a limited guaranty of a required bank capital restoration plan by a bank holding company if the capital of a bank subsidiary falls below capital levels required by the regulators. (See "Source of Strength" and "Prompt Corrective Action Provisions" below.)

- Limitations on dividends payable to Bancorp stockholders. The Bancorp's ability to pay dividends is subject to legal and regulatory restrictions. A substantial portion of the Bancorp's funds to pay dividends or to pay principal and interest on our debt obligations is derived from dividends paid by the Bank. (See "Dividends" below)

- Limitations on dividends payable by bank subsidiaries. These dividends are subject to various legal and regulatory restrictions. The federal banking agencies have indicated that paying dividends that deplete a depositary institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. (See "Dividends" below)

- Safety and soundness requirements. Banks must be operated in a safe and sound manner and meet standards applicable to internal controls, information systems, internal audit, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, as well as other operational and management standards. These safety and soundness requirements give bank regulatory agencies significant latitude in exercising their supervisory authority and the authority to initiate informal or formal enforcement actions.

- Requirements for notice, application and approval, or non-objection of acquisitions and certain other activities conducted directly or in subsidiaries of the Bancorp or the Bank.

- Compliance with the Community Reinvestment Act. The CRA requires that banks help meet the credit needs in their communities, including the availability of credit to low and moderate income individuals. If the Bank fails to adequately serve its communities, restrictions may be imposed, including denials of applications for branches, for adding subsidiaries or affiliate companies, for engaging in new activities or for the merger with or purchase of other financial institutions. In its last reported examination by the FDIC in June 2019, the Bank received a CRA rating of "Satisfactory."

- Compliance with the Bank Secrecy Act, the USA Patriot Act, and other anti-money laundering laws ("AML"), and the regulations of the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"). (See "Anti-Money Laundering and OFAC Regulations" below.)

- Limitations on the amount of loans to one borrower and its affiliates and to executive officers and directors.

- Limitations on transactions with affiliates.

- Restrictions on the nature and amount of any investments in, and the ability to underwrite, certain securities.

- Requirements for opening of intra- and interstate branches.

- Compliance with truth in lending and other consumer protection and disclosure laws to ensure equal access to credit and to protect consumers in credit transactions. (See "Operations, Consumer and Privacy Compliance Laws" below.)

- Compliance with provisions of the Gramm-Leach-Bliley Act of 1999 ("GLB Act") and other federal and state laws dealing with privacy for nonpublic personal information of clients. The federal bank regulators have adopted rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to unaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to an unaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Specific federal and state laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, their activities relating to dividends, the nature and amount of and collateral for certain loans, servicing and foreclosing on loans, borrowings, capital requirements, certain check-clearing activities, branching, and mergers and acquisitions. California banks are also subject to statutes and regulations including Federal Reserve Regulation O and Federal Reserve Act Sections 23A and 23B and Regulation W, which restrict or limit loans or extensions of credit to "insiders," including officers, directors, and principal shareholders, and affiliates, and purchases of assets from affiliates, including parent bank holding companies, except pursuant to certain exceptions and only on terms and conditions at least as favorable to those prevailing for comparable transactions with unaffiliated parties. The Dodd-Frank Act expanded definitions and restrictions on transactions with affiliates and insiders under Sections 23A and 23B, and also lending limits for derivative transactions, repurchase agreements and securities lending, and borrowing transactions.

The Bank operates branches and/or loan production offices in California, New York, Washington, Illinois, Texas, Maryland, Massachusetts, Nevada, and New Jersey. While the DFPI remains the Bank's primary state regulator, the Bank's operations in these jurisdictions are subject to examination and supervision by local bank regulators, and transactions with clients in those jurisdictions are subject to local laws, including consumer protection laws. The Bank also operates a branch in Hong Kong and a representative office in Beijing, Shanghai, and Taipei. The operations of these foreign offices and branches (and limits on the scope of their activities) are subject to local law and regulatory authorities in addition to regulation and supervision by the DFPI and the Federal Reserve.

The Dodd-Frank Act and the Growth Act

The Dodd-Frank Act financial reform legislation, adopted in July 2010, significantly revised and expanded the rulemaking, supervisory and enforcement authority of the federal bank regulatory agencies by implementing the following changes, among others:

- capital standards that, among other things, increase capital requirements and eliminate the treatment of trust preferred securities as Tier 1 regulatory capital for bank holding companies with assets of $15.0 billion or more (our assets exceed the $15.0 billion threshold and, as a result, our outstanding junior subordinated notes no longer qualify as Tier 1 capital for regulatory reporting purposes);

- restrictions on banking entities from engaging in proprietary trading, as well as having investments in, sponsoring, and maintaining relationships with hedge funds and private equity funds (commonly referred to as the "Volcker Rule");

- the establishment of the Consumer Financial Protection Bureau ("CFPB") responsible for consumer protection in the financial services industry and to examine financial institutions with $10.0 billion or more in assets, such as the Company, for compliance with regulations promulgated by the CFPB;

- additional risk management and other enhanced prudential standards for larger bank holding companies;

- limitations on interchange fees charged for debit card transactions;

- the revisions in the deposit insurance assessment base for FDIC insurance and the permanent increase in coverage to $250 thousand;

- the permissibility of paying interest on business checking accounts;

- the removal of barriers to interstate branching;

- required disclosure and shareholder advisory votes on executive compensation; and

- the establishment of new minimum mortgage underwriting standards for residential mortgages.

On May 24, 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act (the "Growth Act") was signed into law. Among other relief, the Growth Act:

● raises the asset threshold for annual company-run stress tests required under the Dodd-Frank Act from $10.0 billion to $100.0 billion;

● raises the enhanced prudential supervision threshold for bank holding companies from $50.0 billion to $250.0 billion in total consolidated assets and the asset threshold for risk committee requirements for publicly traded bank holding companies from $10.0 billion to $50.0 billion; and

● implements other changes that may help reduce regulatory burden for the Company and other mid-sized financial institutions, such as (i) prohibiting federal banking regulators from imposing higher capital standards on High Volatility Commercial Real Estate exposures unless they are for acquisition, development or construction; (ii) requiring amendments to the Liquidity Coverage Ratio Rule to treat all qualifying investment-grade, liquid and readily-marketable municipal securities as level 2B liquid assets, making them potentially more attractive alternative investments; (iv) directing the CFPB to provide guidance on certain disclosure requirements for mortgage assumption transactions and construction-to-permanent home loans; and (iv) not requiring appraisals for certain transactions in rural areas valued at less than $400 thousand.

On October 15, 2019, the FDIC adopted a final rule that revised the FDIC's requirements for stress testing by FDIC supervised institutions, such as the Bank, to conform with the Growth Act by raising the minimum threshold for applicability from $10.0 billion to $250.0 billion. The final rule became effective on November 25, 2019. Notwithstanding these amendments to the stress testing requirements, the federal banking agencies indicated through interagency guidance that the capital planning and risk management practices of institutions with total assets less than $100.0 billion would continue to be reviewed through the regular supervisory process.

Notwithstanding the regulatory relief provided for mid-size financial institutions such as the Company that has resulted from the Growth Act, many provisions of the Dodd-Frank Act and its implementing regulations remain in place and will continue to result in additional operating and compliance costs that could have a material adverse effect on our business, financial condition, and results of operation. In addition to the Growth Act, various pending bills in Congress may offer some regulatory relief for mid-sized banking organizations of our size. We are uncertain about the scope, nature and timing of any regulatory relief, and its effect on us.

Capital Adequacy Requirements

Bank holding companies and banks are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations (see "Prompt Corrective Action Provisions" below), involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting, and other factors. The risk-based capital guidelines for bank holding companies and banks require capital ratios that vary based on the perceived degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, such as loans, and those recorded as off-balance sheet items, such as commitments, letters of credit and recourse arrangements. The risk-based capital ratio is determined by classifying assets and certain off-balance sheet financial instruments into weighted categories, with higher levels of capital being required for those categories perceived as representing greater risks and dividing its qualifying capital by its total risk-adjusted assets and off-balance sheet items. Bank holding companies and banks engaged in significant trading activity may also be subject to the market risk capital guidelines and be required to incorporate additional market and interest rate risk components into their risk-based capital standards.

The federal bank regulatory agencies adopted final regulations in July 2013, which revised their risk-based and leverage capital requirements for banking organizations to meet requirements of the Dodd-Frank Act and to implement Basel III international agreements reached by the Basel Committee on Banking Supervision.

The following are among the requirements under the Basel III Capital Rules that became effective on January 1, 2015:

- An increase in the minimum Tier 1 capital ratio from 4.00% to 6.00% of risk-weighted assets.

- A required 4.50% of risk-weighted assets ratio is established for "common equity Tier 1" as a subset of Tier 1 capital limited to common equity.

- A minimum non-risk-based leverage ratio is set at 4.00% eliminating a 3.00% exception for higher rated banks.

- Changes in the permitted composition of Tier 1 capital to exclude trust preferred securities (other than certain grandfathered trust preferred securities issued), mortgage servicing rights and certain deferred tax assets and include unrealized gains and losses on available for sale debt and equity securities.

- An additional capital conservation buffer of 2.5% of risk weighted assets over each of the required capital ratios must be met to avoid limitations in the ability of the Bank to pay dividends, repurchase shares or pay discretionary bonuses.

- The risk-weights of certain assets for purposes of calculating the risk-based capital ratios are changed for high volatility commercial real estate acquisition, development and construction loans, certain past due non-residential mortgage loans and certain mortgage-backed and other securities exposures.

- An additional "countercyclical capital buffer" is required for larger and more complex institutions.

Under the Basel III Capital Rules, after taking into account the capital conservation buffer, the Bancorp and the Bank must maintain the following minimum ratios: (i) a Tier 1 leverage ratio of 4.0%, (ii) a common equity Tier 1 risk-based capital ratio of 4.5%, plus the capital conservation buffer, effectively resulting in a minimum common equity Tier 1 risk-based capital ratio of 7.0%, (iii) a Tier 1 risk-based capital ratio of 6.0%, plus the capital conservation buffer, effectively resulting in a minimum common equity Tier 1 risk-based capital ratio of 8.5%, and (iv) a total risk-based capital ratio of 8.0%, plus the capital conservation buffer, effectively resulting in a minimum total risk-based capital ratio of 10.5%. To be considered "well capitalized," a bank holding company or bank must have the following minimum ratios: (i) a Tier 1 leverage ratio of 5.0%, (ii) a common equity Tier 1 risk-based capital ratio of 6.5%, (iii) a Tier 1 risk-based capital ratio of 8.0%, and (iv) a total risk-based capital ratio of 10.0%.

Failure to meet statutorily mandated capital guidelines or more restrictive ratios separately established for a financial institution could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the institution may pay on its deposits and other restrictions on its business. Significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements under the regulatory agencies' prompt corrective action authority.

At December 31, 2023, (i) the Bancorp's and the Bank's common equity Tier 1 capital ratios were 12.84% and 13.23%, respectively; (ii) their total risk-based capital ratios were 14.31% and 14.09% respectively; (iii) their Tier 1 risk-based capital ratios were, 12.84% and 13.23% respectively; and (iv) their leverage capital ratios were, respectively, 10.55% and 10.87% respectively all of which exceeded the minimum percentage requirements to be deemed "well-capitalized" for regulatory purposes.

Bank regulators may also continue their past policies of expecting banks to maintain additional capital beyond the requirements of the Basel III Capital Rules. The federal banking agencies may also require banks and bank holding companies subject to enforcement actions to maintain capital ratios in excess of the minimum ratios otherwise required to be deemed "well-capitalized. The implementation of the Basel III Capital Rules or more stringent requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact the Bancorp's net income and return on equity, restrict the ability of the Bank and/or the Bancorp to pay dividends or executive bonuses and require the raising of additional capital.

In December 2017, the Basel Committee published "Basel IV" standards to finalize the Basel III regulatory reforms. According to the Basel Committee, Basel IV is intended to, among other things, reduce variability in risk weighted assets by implementing a standardized approach for operation risk and credit risk to replace model-based approaches for certain categories of risk weighted assets, and by reducing the scope of model-based parameters and implementing exposure-level parameter floors where model-based approaches remain available. Under the Basel framework, these standards were effective on January 1, 2023, with an aggregate output floor phasing in through January 1, 2028. The impact of Basel IV on us will depend on the manner in which it is implemented by the federal bank regulators.

Prompt Corrective Action Provisions

The Federal Deposit Insurance Act (the "FDI Act") requires the federal bank regulatory agencies to take "prompt corrective action" with respect to a depository institution if that institution does not meet certain capital adequacy standards, including requiring the prompt submission of an acceptable capital restoration plan. Depending on the bank's capital ratios, the agencies' regulations define five categories in which an insured depository institution will be placed: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. At each successive lower capital category, an insured bank is subject to more restrictions, including restrictions on the bank's activities, operational practices or the ability to pay dividends. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. A bank's capital category is determined solely for the purpose of applying the prompt corrective action regulations and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes.

The FDI Act generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company, if the depository institution would thereafter be "undercapitalized." "Undercapitalized" institutions are subject to growth limitations and are required to submit capital restoration plans. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator. The capital classification of a bank holding company and a bank affects the frequency of regulatory examinations, the bank holding company's and the bank's ability to engage in certain activities and the deposit insurance premium paid by the bank.

As of December 31, 2023, the Bancorp and the Bank met all requirements to be considered well-capitalized under the Basel III Capital Rules.

Volcker Rule

In December 2013, the federal bank regulatory agencies adopted final rules that implement a part of the Dodd-Frank Act commonly referred to as the "Volcker Rule." In the fall of 2019, the federal banking regulatory agencies adopted revised rules to simplify and tailor the Volcker Rules. The revised rules became effective on January 1, 2020, with a compliance date of January 1, 2021. The revised rules continue to restrict banking entities subject to the Volcker Rule, including the Bancorp and the Bank and its subsidiaries, from engaging in activities that are considered proprietary trading and from sponsoring or investing in certain entities, including hedge or private equity funds that are considered "covered funds," subject to certain exceptions. The revised rules provide regulatory relief by tailoring application of the Volcker Rule based on the level of trading assets and liabilities, simplifying certain standards and requirements, and reducing compliance burden. Effective October 1, 2020, the amendments to the Volcker Rule modified the provisions for certain existing covered fund exclusions, including loan securitizations and public welfare and small business funds, and added certain additional covered fund exclusions, including credit funds and venture capital funds. In June 2020, the federal agencies adopted new regulations that exempted venture capital funds from the definition of "covered funds" under the Volcker Rule, so the Bancorp's remaining venture capital funds can be held indefinitely.

We believe that the Volcker Rule will not require any material changes in our operations or business or security holdings.

CFPB Actions

The Dodd-Frank Act provided for the creation of the CFPB as an independent entity within the Federal Reserve with broad rulemaking, supervisory, and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards. The CFPB's functions include investigating consumer complaints, conducting market research, rulemaking, supervising and examining bank consumer transactions, and enforcing rules related to consumer financial products and services. CFPB regulations and guidance apply to all financial institutions and banks with $10.0 billion or more in assets, which are also subject to examination by the CFPB. As the Bank has more than $10.0 billion in assets, it is examined for compliance with CFPB regulation by the CFPB in addition to examinations of the Bank by the FDIC and the DFPI.

The CFPB has enforcement authority over unfair, deceptive or abusive acts and practices ("UDAAP"). UDAAP is considered one of the most far reaching new enforcement tools at the disposal of the CFPB and covers all consumer and small business financial products or services such as deposit and lending products or services such as overdraft programs and third-party payroll card vendors. It is a wide-ranging regulatory net that potentially picks up the gaps not included in other consumer laws, rules and regulations. Violations of UDAAP can be found in many areas and can include advertising and marketing materials, the order of processing and paying items in a checking account or the design of client overdraft programs. The scope of coverage includes not only direct interactions with clients and prospects but also actions by third-party service providers. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations.

Additionally, in 2014, the CFPB adopted revisions to Regulation Z, which implement the Truth in Lending Act, pursuant to the Dodd-Frank Act, and apply to all consumer mortgages (except home equity lines of credit, timeshare plans, reverse mortgages, or temporary loans). The revisions mandate specific underwriting criteria for home loans in order for creditors to make a reasonable, good faith determination of a consumer's ability to repay and establish certain protections from liability under this requirement for "qualified mortgages" meeting certain standards. In particular, it will prevent banks from making "no doc" and "low doc" home loans, as the rules require that banks determine a consumer's ability to pay based in part on verified and documented information. We do originate certain "low doc" loans that meet specific underwriting criteria. Given the small volume of such loans, we do not believe that this regulation will have a significant impact on our operations.

Risk Committee Framework

Pursuant to Federal Reserve Board regulations promulgated under authority of the Dodd-Frank Act, as originally adopted, as a publicly traded bank holding company with $10.0 billion in assets, we were required and have established and maintained a risk committee responsible for enterprise-wide risk management practices, comprised of an independent chairman and at least one risk management expert. We expect to maintain our risk committee, although we are no longer required to have a risk committee under the Growth Act unless and until we reach $50.0 billion in assets. The risk committee approves and periodically reviews the risk-management policies of the Bancorp's global operations and oversees the operations of its risk-management framework. The bank holding company's risk-management framework must be commensurate with its structure, risk profile, complexity, activities and size. At a minimum, the framework must include policies and procedures establishing risk-management governance and providing for adequate risk-control infrastructure for the bank holding company's operations. In addition, the framework must include processes and systems to monitor compliance with the foregoing policies and procedures, including processes and systems designed to identify and report risk-management risks and deficiencies; ensure effective implementation of actions to address emerging risks and risk-management deficiencies; designate managerial and staff responsibility for risk management; ensure the independence of the risk-management function; and integrate risk-management and associated controls with management goals and the management compensation structure.

Interchange Fees

Under the Durbin Amendment to the Dodd-Frank Act, the Federal Reserve adopted rules establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are "reasonable and proportional" to the costs incurred by issuers for processing such transactions.

Interchange fees, or "swipe" fees, are charges that merchants pay to us and other card-issuing banks for processing electronic payment transactions. Under the final rules, the maximum permissible interchange fee is equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions. The Federal Reserve also adopted a rule to allow a debit card issuer to recover 1 cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. The Federal Reserve also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product.

Anti-Money Laundering and OFAC Regulations

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing through AML and OFAC regulations. AML laws and regulations, including the Bank Secrecy Act and the U.S.A. Patriot Act, require us to assist U.S. government agencies in detecting and preventing money laundering and other illegal acts by maintaining policies, procedures and controls designed to detect and report money laundering, terrorist financing, and other suspicious activity. The AML program must include, at a minimum, a designated compliance officer, written policies, procedures and internal controls, training of appropriate personnel and independent testing of the program, and a client identification program.

OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. We and our bank are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence.

Regulatory authorities routinely examine financial institutions for compliance with these obligations, and any failure by us to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be violating these obligations.

Additional Restrictions on Bancorp and Bank Activities

Subject to prior notice or Federal Reserve approval, bank holding companies may generally engage in, or acquire shares of companies engaged in, activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Bank holding companies which elect and retain "financial holding company" status pursuant to the GLB Act may engage in these nonbanking activities and broader securities, insurance, merchant banking and other activities that are determined to be "financial in nature" or are incidental or complementary to activities that are financial in nature without prior Federal Reserve approval. Pursuant to the GLB Act and the Dodd-Frank Act, in order to elect and retain financial holding company status, a bank holding company and all depository institution subsidiaries of a bank holding company must be well capitalized and well managed, and, except in limited circumstances, depository subsidiaries must be in satisfactory compliance with the CRA. Failure to sustain compliance with these requirements or correct any non-compliance within a fixed time period could lead to divestiture of subsidiary banks or require all activities to conform to those permissible for a bank holding company. The Bancorp has not elected financial holding company status and does not believe it has engaged in any activities determined by the Federal Reserve to be financial in nature or incidental or complementary to activities that are financial in nature, which would, in the absence of financial holding company status, require notice or Federal Reserve approval.

Pursuant to the FDI Act and the California Financial Code, California state chartered commercial banks may generally engage in any activity permissible for national banks. Therefore, the Bank may form subsidiaries to engage in the many so-called "closely related to banking" or "nonbanking" activities commonly conducted by national banks in operating subsidiaries or subsidiaries of bank holding companies. Further, pursuant to the GLB Act, California banks may conduct certain "financial" activities in a subsidiary to the same extent as a national bank, provided the bank is and remains "well-capitalized," "well-managed" and in satisfactory compliance with the CRA. The Bank currently has no financial subsidiaries.

Source of Strength

Federal Reserve policy and federal law require bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, Bancorp is expected to commit resources to support the Bank, including at times when Bancorp may not be in a financial position to provide such resources, and it may not be in Bancorp's, or Bancorp's stockholders' or creditors', best interests to do so. In addition, any capital loans Bancorp makes to the Bank are subordinate in right of payment to depositors and to certain other indebtedness of the Bank. In the event of Bancorp's bankruptcy, any commitment by Bancorp to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Enforcement Authority

The federal and California regulatory structure gives the bank regulatory agencies extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. The regulatory agencies have adopted guidelines to assist in identifying and addressing potential safety and soundness concerns before an institution's capital becomes impaired. The guidelines establish operational and managerial standards generally relating to: (i) internal controls, information systems, and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest-rate exposure; (v) asset growth and asset quality; (vi) loan concentration; and (vii) compensation, fees, and benefits. Further, the regulatory agencies have adopted safety and soundness guidelines for asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves.

The federal and California regulatory structure subjects the Bancorp and the Bank to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, although not publicly available, can affect the conduct and growth of our businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. If, as a result of an examination, the DFPI or the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the Bank's operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, the DFPI and the FDIC have residual authority to:

- Require affirmative action to correct any conditions resulting from any violation or practice;

- Direct an increase in capital and the maintenance of higher specific minimum capital ratios, which may preclude the Bank from being deemed "well-capitalized" and restrict its ability to accept certain brokered deposits, among other things;

- Restrict the Bank's growth geographically, by products and services, or by mergers and acquisitions;

- Issue, or require the Bank to enter into, informal or formal enforcement actions, including required Board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders or prompt corrective action orders to take corrective action and cease unsafe and unsound practices;

- Require prior approval of senior executive officer or director changes, remove officers and directors, and assess civil monetary penalties; and

- Terminate FDIC insurance, revoke the Bank's charter, take possession of, close and liquidate the Bank, or appoint the FDIC as receiver.

The Federal Reserve has similar enforcement authority over bank holding companies and commonly takes parallel action in conjunction with actions taken by a subsidiary bank's regulators.

In the exercise of their supervisory and examination authority, the regulatory agencies have recently emphasized corporate governance, stress testing, enterprise risk management and other board responsibilities; anti-money laundering compliance and enhanced high-risk client due diligence; vendor management; cyber security and fair lending and other consumer compliance obligations.

Deposit Insurance

The FDIC is an independent federal agency that insures deposits, up to prescribed statutory limits, of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. The FDIC insures our client deposits through the Deposit Insurance Fund (the "DIF") up to prescribed limits of $250 thousand for each depositor pursuant to the Dodd-Frank Act. The amount of FDIC assessments paid by each DIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors. As an institution with $10.0 billion or more in assets, the FDIC uses a performance score and a loss-severity score to calculate an initial assessment rate for the Bank. In calculating these scores, the FDIC uses the Bank's capital level and regulatory supervisory ratings and certain financial measures to assess the Bank's ability to withstand asset-related stress and funding-related stress. The FDIC also has the ability to make discretionary adjustments to the total score based upon significant risk factors that are not adequately captured in the calculations. In addition to ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances.

Pursuant to the Dodd-Frank Act, the FDIC has established 2.0% as the designated reserve ratio (DRR), that is, the ratio of the DIF to insured deposits. The FDIC adopted a plan under which it met the statutory minimum DRR of 1.35% (formerly 1.15%) before September 30, 2020, the deadline imposed by the Dodd-Frank Act. According to the FDIC, the DRR reached 1.36% of total deposits as of September 30, 2018.

We are generally unable to control the amount of assessments that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures or if the FDIC otherwise determines, we may be required to pay even higher FDIC assessments than the recently increased levels. These increases in FDIC insurance assessments may have a material and adverse effect on our earnings and could have a material adverse effect on the value of, or market for, our common stock.

Under the FDI Act, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

In 2023, the FDIC Board of Directors approved a final rule to implement a special assessment to recover the loss to the Deposit Insurance Fund (DIF) associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The Federal Deposit Insurance Act (FDI Act) requires the FDIC to take this action in connection with the systemic risk determination announced on March 12, 2023. See further discussion under Operation Risks.

Dividends

Holders of the Bancorp's common stock are entitled to receive dividends as and when declared by the board of directors out of funds legally available therefore under the laws of the State of Delaware. Delaware corporations such as the Bancorp may make distributions to their stockholders out of their surplus, or in case there is no surplus, out of their net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. However, dividends may not be paid out of a corporation's net profits if, after the payment of the dividend, the corporation's capital would be less than the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

It is the Federal Reserve's policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to their banking subsidiaries. The Federal Reserve also discourages dividend policy payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

The terms of our Junior Subordinated Notes also limit our ability to pay dividends on our common stock. If we are not current on our payment of interest on our Junior Subordinated Notes, we may not pay dividends on our common stock. The amount of future dividends by the Bancorp will depend on our earnings, financial condition, capital requirements and other factors, and will be determined by our board of directors in accordance with the capital management and dividend policy.

The Bank is a legal entity that is separate and distinct from its holding company. The Bancorp is dependent on the performance of the Bank for funds which may be received as dividends from the Bank for use in the operation of the Bancorp and the ability of the Bancorp to pay dividends to stockholders. Future cash dividends by the Bank will also depend upon management's assessment of future capital requirements, contractual restrictions, and other factors. The Basel III Capital Rules restrict dividends by the Bank if the capital conservation buffer is not achieved.

The power of the board of directors of the Bank to declare cash dividends to the Bancorp is subject to California law, which restricts the amount available for cash dividends to the lesser of a bank's retained earnings or net income for its last three fiscal years (less any distributions to stockholders made during such period). Where the above test is not met, cash dividends may still be paid, with the prior approval of the DFPI, in an amount not exceeding the greatest of (i) retained earnings of the Bank; (ii) the net income of the Bank for its last fiscal year; or (iii) the net income of the Bank for its current fiscal year. Future cash dividends by the Bank will also depend upon management's assessment of future capital requirements, contractual restrictions, and other factors.

Operations, Consumer and Privacy Compliance Laws

The Bank must comply with numerous federal and state anti-money laundering and consumer protection statutes and implementing regulations, including the USA Patriot Act, the Bank Secrecy Act, the Foreign Account Tax Compliance Act, the CRA, the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act, the California Homeowner Bill of Rights and various federal and state privacy protection laws. The Bank and the Company are also subject to federal and state laws prohibiting unfair or fraudulent business practices, untrue or misleading advertising, and unfair competition. Some of these laws are further discussed below:

The Equal Credit Opportunity Act ("ECOA") generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age, receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act.

The Truth in Lending Act ("TILA") is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the TILA, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule, among other things.

The Fair Housing Act ("FH Act") regulates many practices, including making it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be, or may be considered, illegal under the FH Act, including some that are not specifically mentioned in the FH Act itself.

The Home Mortgage Disclosure Act ("HMDA") grew out of public concern over credit shortages in certain urban neighborhoods and provides public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. The HMDA also includes a "fair lending" aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes.

Finally, the Real Estate Settlement Procedures Act ("RESPA") requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. Also, RESPA prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts. Penalties under the above laws may include fines, reimbursements and other civil money penalties.

Due to heightened regulatory concern related to compliance with the CRA, TILA, FH Act, ECOA, HMDA and RESPA generally, the Bank may incur additional compliance costs or be required to expend additional funds for investments in its local community.

The Federal Reserve and other bank regulatory agencies also have adopted guidelines for safeguarding confidential, personal client information. These guidelines require financial institutions to create, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of client information, protect against any anticipated threats or hazards to the security or integrity of such information and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any client. Financial institutions are also required to implement policies and procedures regarding the disclosure of nonpublic personal information about consumers to non-affiliated third parties. In general, financial institutions must provide explanations to consumers on policies and procedures regarding the disclosure of such nonpublic personal information and, except as otherwise required by law, prohibits disclosing such information. The Bank has adopted a client information security and privacy program to comply with such requirements.

Operations, consumer and privacy compliance laws and regulations also mandate certain disclosure and reporting requirements and regulate the manner in which financial institutions must deal with clients when taking deposits, making loans, collecting loans, and providing other services. Failure to comply with these laws and regulations can subject the Bank to lawsuits and penalties, including enforcement actions, injunctions, fines or criminal penalties, punitive damages to consumers, and the loss of certain contractual rights.

In addition, privacy and data protection are areas of increasing state legislative focus, and several states have recently enacted consumer privacy laws that impose compliance obligations with respect to personal information. For example, the California Consumer Privacy Act of 2018 (the "CCPA"), which became effective on January 1, 2020, applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA gives consumers the right to request disclosure of information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of the consumer's personal information, and the right not to be discriminated against for exercising these rights. The CCPA contains several exemptions, including for information that is collected, processed, sold or disclosed pursuant to the GLB Act. In November 2020, California voters approved the California Privacy Rights Act ("CPRA"), a ballot measure that amends and supplements the CCPA by creating the California Privacy Protection Agency, a watchdog privacy agency to be appointed shortly after the CPRA's enactment. The CPRA also modifies the CCPA by expanding both the scope of businesses covered by the law and certain rights relating to personal information and its use, collection, and disclosure by covered businesses.

In May 2018, the European Union ("EU") adopted a comprehensive general data privacy regulation ("GDPR") that, among other things, implements greater review of data processing activities and higher fines and sanctions for non-compliance with data protection legislation. The GDPR also extends the territory of EU privacy rules to non-EU organizations that offer goods or services to or monitor EU citizen behaviors and sets forth compliance obligations and penalties for non-compliance. We believe the applicability of the GDPR to us is minimal since we do not offer good or services to EU residents or monitor their behaviors. Other foreign, federal, state or local governments, including in states and countries which we do business, may try to implement similar or other privacy legislation, which, among other effects, could result in different privacy standards for different geographical regions, restrict our ability to do business and increase our costs of doing business.

Environmental Regulations

In the course of the Bank's business, the Bank may foreclose and take title to real estate and could be subject to environmental liabilities with respect to these properties. The Bank may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clear up hazardous or toxic substances, or chemical releases at a property. In some cases, environmental laws ascribe liability without respect to contribution to the contamination in question or the lawfulness of disposal at the time it occurred. The costs associated with investigation or remediation activities could be substantial. In addition to existing regulations, federal and state-level regulation regarding certain environmental and social disclosures are emerging and compliance with future regulation will likely increase our compliance-related costs. See Item 1A. Risk Factors for a further discussion of risks related to regulations and liabilities.

Federal Home Loan Bank System

The Bank is a member of the FHLB of San Francisco. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the board of directors of the individual FHLB. Each member of the FHLB of San Francisco is required to own stock in an amount equal to the greater of (i) a membership stock requirement with an initial cap of $15.0 million (100% of "membership asset value" as defined), or (ii) an activity based stock requirement (based on a percentage of outstanding advances). There can be no assurance that the FHLB will pay dividends at the same rate it has paid in the past, or that it will pay any dividends in the future.

Impact of Monetary Policies

The earnings and growth of the Bank are largely dependent on its ability to maintain a favorable differential or spread between the yield on its interest-earning assets and the rates paid on its deposits and other interest-bearing liabilities. As a result, the Bank's performance is influenced by general economic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies. The Federal Reserve implements national monetary policies (with objectives such as seeking to curb inflation and combat recession) by its open-market operations in U.S. government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rate applicable to borrowings by banks from the Federal Reserve Banks. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

Securities and Corporate Governance

The Bancorp is subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as administered by the SEC. As a company listed on the NASDAQ Global Select Market, the Company is subject to NASDAQ listing standards for listed companies. The Bancorp is also subject to the Sarbanes-Oxley Act of 2002, provisions of the Dodd-Frank Act, and other federal and state laws and regulations which address, among other matters, required executive certification of financial presentations, corporate governance requirements for board and its audit and compensation committees and their members, and disclosure of controls and procedures and internal control over financial reporting, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. NASDAQ has also adopted corporate governance rules, which are intended to allow stockholders and investors to more easily and efficiently monitor the performance of companies and their directors. Under the Sarbanes-Oxley Act, management and the Bancorp's independent registered public accounting firm are required to assess the effectiveness of the Bancorp's internal control over financial reporting as of December 31, 2023. These assessments are included in Part II — Item 9A — "Controls and Procedures."

Federal Banking Agency Compensation Guidelines

Guidelines adopted by the federal banking agencies pursuant to the FDI Act prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. Federal banking agencies have also issued comprehensive guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking.

In addition, the Dodd-Frank Act requires the federal bank regulatory agencies and the SEC to establish joint regulations or guidelines prohibiting certain incentive-based payment arrangements. These regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. The agencies proposed such regulations in April 2011, but the regulations have not been finalized. In April 2016, the agencies published a notice of proposed rulemaking further revising the incentive-based compensation standards originally proposed in 2011. Similar to the 2011 proposed rule, the 2016 proposed rule would prohibit financial institutions with at least $1.0 billion in consolidated assets from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk by providing any executive officer, employee, director or principal shareholder who is a covered person with excessive compensation, fees or benefits or that could lead to material financial loss to the covered institution. It cannot be predicted whether, or in what form, any such proposed compensation rules may be enacted.

The scope, content and application of the U.S. banking regulators' policies on incentive compensation continue to evolve. Depending upon the outcome of the rule making process, the application of any final compensation-related regulations to us could require us to revise our compensation strategy, increase our administrative costs and adversely affect our ability to recruit and retain qualified employees.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as us, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Audit Requirements

The Bank is required to have an annual independent audit, alone or as a part of the Bancorp's audit, and to prepare all financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Bank and the Bancorp are also each required to have an audit committee comprised entirely of independent directors. As required by NASDAQ, the Bancorp has certified that its audit committee has adopted formal written charters and meets the requisite number of directors, independence, and other qualification standards. As such, among other requirements, the Bancorp must maintain an audit committee that includes members with banking or related financial management expertise, has access to its own outside counsel, and does not include members who are large clients of the Bank. In addition, because the Bank has more than $3.0 billion in total assets, it is subject to the FDIC requirements for audit committees of large institutions.

Regulation of Non-Bank Subsidiaries

Non-bank subsidiaries are subject to additional or separate regulation and supervision by other state, federal and self-regulatory bodies. Additionally, any foreign-based subsidiaries would also be subject to foreign laws and regulations.

Tax Cuts and Jobs Act of 2017

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 ("Tax Reform Act") was signed into law. The Tax Reform Act included a number of provisions that impact us, including the following:

- Tax Rate. The Tax Reform Act replaces the corporate tax rates applicable under prior law, which imposed a maximum tax rate of 35%, with a reduced 21% tax rate for 2018. Although the reduced tax rate generally should be favorable to us by resulting in lower tax expense in future periods, it decreased the value of our existing deferred tax assets as of December 31, 2017.

- FDIC Insurance Premiums. The Tax Reform Act prohibits taxpayers with consolidated assets over $50.0 billion from deducting any FDIC insurance premiums and prohibits taxpayers with consolidated assets between $10.0 and $50.0 billion from deducting the portion of their FDIC premiums equal to the ratio, expressed as a percentage, that (i) the taxpayer's total consolidated assets over $10.0 billion, as of the close of the taxable year, bears to (ii) $40.0 billion.

- Employee Compensation. A "publicly held company" is not permitted to deduct compensation in excess of $1.0 million per year paid to certain employees. The Tax Reform Act eliminates certain exceptions to the $1.0 million limit applicable under prior law related to performance-based compensation, such as equity grants and cash bonuses that are paid only on the attainment of performance goals. As a result, our ability to deduct certain compensation paid to our most highly compensated employees is limited.

- Business Asset Expensing. The Tax Reform Act allows taxpayers to expense immediately the entire cost (instead of only 50%, as under prior law) of certain depreciable tangible property and real property improvements acquired and placed in service after September 27, 2017 and before January 1, 2023 (with an additional year for certain property). This 100% "bonus" depreciation is phased out proportionately for property placed in service on or after January 1, 2023, and before January 1, 2027 (with an additional year for certain property).

- Limitations on Deductions. The Tax Reform Act limits deductions for state and local taxes, including property taxes, to $10 thousand per household, and limits mortgage interest deduction to mortgages of $750 thousand or less. Such limitations may reduce housing demand and prices, particularly in California and other high-tax, high-cost metro areas, which may reduce the demand for our residential mortgage loans and adversely affect our business and financial condition.

Pending Legislation and Future Initiatives

Certain pending legislation, and future initiatives that may be proposed or introduced before Congress, the California Legislature, and other governmental bodies, if enacted, may further alter the structure, regulation, and competitive relationship among financial institutions and may subject us to increased supervision and disclosure and reporting requirements. In addition, the various bank regulatory agencies often adopt new rules and regulations and policies to implement and enforce existing legislation. It cannot be predicted whether, or in what form, any such legislation or regulatory changes in policy may be enacted or the extent to which the business of the Bank would be affected thereby. The outcome of examinations, any litigation, or any investigations initiated by state or federal authorities also may result in necessary changes in our operations and increased compliance costs.

Item 1A. Risk Factors

Ownership of our common stock involves certain risks. The risks and uncertainties described below are not the only ones we face. Understanding these risks is important to understanding any statement in this Annual Report on Form 10-K. You should carefully read and consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this Annual Report on Form 10-K, including under the heading "Management's Discussion and Analysis". Further, to the extent that any of the information in this report, or in other reports we file with the SEC, constitutes forward-looking statements, the risk factors below are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See "Forward-Looking Statements". The risks described below are not the only ones facing our business. Additional risks that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. This Annual Report on Form 10-K is qualified in its entirety by these risk factors.

If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could significantly decline, and you could lose some or all of your investment.

Risk Factors Summary

The following is a summary of the material risks that we believe could adversely affect our business, operations and financial results. These risks are discussed more fully below and include, but are not limited to:

Market and Economic Risks

- *Unfavorable or uncertain economic and market conditions, including in California and the other markets in which we operate, can adversely affect our industry and business.*

- *Our loan portfolio is largely secured by real estate, and a downturn in the real estate market may adversely affect our results of operations.*

- *Adverse conditions in Asia and elsewhere could adversely affect our business.*

- *The soundness of other financial institutions could adversely affect us.*

Credit, Interest Rate and Liquidity Risks

- *We may be required to make additional provisions for loan losses and charge off additional loans in the future, which could adversely affect our results of operations.*

- *The allowance for credit losses is an estimate of expected credit losses. Actual credit losses in excess of the estimate could adversely affect our results of operations and capital.*

- *Our business is subject to interest rate risk, and fluctuations in interest rates could reduce our net interest income and adversely affect our business.*

- *Inflation and deflation may adversely affect our financial performance.*

- *Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.*

- *If the Company's goodwill were determined to be impaired, it would result in a charge against earnings and thus a reduction in stockholders' equity.*

Operational Risks

- *We may incur significant losses as a result of ineffective risk management processes and strategies.*

- *Concentration of risk increases the potential for significant losses.*

- *Our commercial loan, CRE loan and construction loan portfolios expose us to risks that may be greater than the risks related to our other loans.*

- *Our investments and/or financings in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on our financial results.*

- *Our use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.*

- *Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.*

- *Our deposit insurance premiums could increase in the future, which could have a material adverse impact on future earnings and financial condition.*

- *As we expand our business outside of California markets, including through acquisitions, we may encounter additional risks that could adversely affect our business and earnings.*

- *We face substantial competition from our competitors.*

- *We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.*

- *Natural disasters, geopolitical events, public health crises and other catastrophic events beyond our control could adversely affect us.*

- *Increasing scrutiny and expectations on ESG matters, including climate change, from a variety of stakeholders may increase our costs or otherwise adversely affect our business.*

Information, Information Technology and Privacy Risks

- *We depend on the accuracy and completeness of information about clients.*

- *Our information systems may experience failures, interruptions, or breaches in security, which could have a material and adverse effect on our business, financial condition, results of operations and the value of our common stock.*

- *Our need to continue to adapt our information technology systems to allow us to provide new and expanded service could present operational issues, require significant capital spending, and disrupt our business.*

- *Managing reputational risk is important to attracting and maintaining clients, investors, and employees.*

- *Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.*

Regulatory, Compliance and Legal Risks

- *The banking industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, could limit or restrict our activities, hamper our ability to increase our assets and earnings, and materially and adversely affect our profitability.*

- *We are subject to stringent risk-based capital and leverage requirements, including those adopted by the Federal Reserve ("the Basel III Capital Rules").*

- *We may become subject to supervisory action by bank supervisory authorities that could have a material adverse effect on our business, financial condition, and the value of our common stock.*

- *We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.*

- *We are subject to the Community Reinvestment Act (the "CRA), fair lending and other laws and regulations, and our failure to comply with these laws and regulations could lead to material penalties.*

- *Governmental monetary policies and intervention to stabilize the U.S. financial system may affect our business and are beyond our control.*

- *Adverse results in legal proceedings could adversely affect our business and financial condition.*

- *Liabilities from environmental regulations could adversely affect our business and financial condition.*

- *Changes in accounting standards or tax laws and regulations could adversely affect our financial results.*

Risks Related to Ownership of Our Common Stock

- *The price of our common stock may fluctuate significantly, and this may make it difficult for a holder to sell shares of common stock at times or at prices such holder finds attractive.*

- *An investment in our common stock is not an insured deposit.*

- *Statutory and regulatory restrictions on dividends and other distributions from the Bank may adversely impact us by limiting the amount of distributions the Bancorp may receive. Statutory and contractual restrictions (including our outstanding debt securities) and our regulators may also restrict the Bancorp's ability to pay dividends.*

- *The issuance of preferred stock could adversely affect holders of common stock.*

- *Our outstanding debt securities restrict our ability to pay dividends on our common stock.*

- *Certain provisions of our charter and bylaws could make acquiring our Company more difficult.*

- *We may need to raise additional capital, which may dilute the interests of holders of our common stock or otherwise have an adverse effect on their investment.*

Market and Economic Risks

Current unfavorable and uncertain economic and market conditions may adversely affect our industry and business.

Our financial performance generally, as well as the ability of borrowers to make loan payments, the value of the collateral securing those loans, and the demand for loans and our other products and services, are highly dependent upon the business and economic conditions in the markets in which we operate and in the United States as a whole. Unfavorable or uncertain economic and market conditions, some of which are present in the current macroeconomic environment, have in the past and may in the future lead to credit quality concerns related to repayment ability and collateral protection as well as reduced demand for our products and services. Based on a review of the appropriateness of the allowance for loan losses at December 31, 2023 in light of current economic conditions, we recorded a provision for credit losses of $26.0 million in the year ended December 31, 2023. If the economic forecast or other factors worsen relative to the assumptions we utilized, our allowance for loan losses will increase accordingly in future periods.

Additionally, market interest rates have increased significantly. We expect that these increases in interest rates, especially if prolonged, could affect our net interest income, margins and our profitability. Our assets and liabilities may be significantly impacted by changes in interest rates.

Factors related to inflation, recession, unemployment, volatile interest rates, changes in tariffs and trade policies, international conflicts, real estate values, energy prices, state and local municipal budget deficits, consumer confidence level, government spending and any government shutdowns, the U.S. national debt, natural disasters, geopolitical events, public health crises and other factors outside of our control also may assert economic pressures on consumers and businesses and adversely affect our business, financial condition, results of operations and stock price.

We may face the following risks, among others, in connection with these events:

- Unfavorable market conditions triggered by any of these events result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, adverse asset values and an overall material adverse effect on the quality of our loan portfolio.

- Economic pressure on consumers and uncertainty regarding continuing economic improvement resulting from any of these events may result in changes in consumer and business spending, borrowing and saving habits. Such conditions could have a material adverse effect on the credit quality of our loans or our business, financial condition or results of operations.

- The banking industry remains heavily regulated, and changes by Congress or federal regulatory agencies to the banking and financial institutions regulatory regime and heightened legal standards and regulatory requirements may continue to be adopted in the future. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

- The process we use to estimate losses inherent in our credit exposure requires difficult, subjective, and complex judgments, including qualitative factors that pertain to economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates which may, in turn, impact the reliability of the process.

- The value of the portfolio of investment securities that we hold may be adversely affected by increasing interest rates and defaults by debtors.

- There have been changes and discussions with respect to U.S. trade policies, legislation, treaties and tariffs, including trade policies and tariffs affecting other countries, including China, the European Union, Canada and Mexico and retaliatory tariffs by such countries. Tariffs and retaliatory tariffs have been imposed, and additional tariffs and retaliation tariffs have been proposed. Such tariffs, retaliatory tariffs or other trade restrictions on products and materials that our clients import or export, could cause the prices of our clients' products to increase which could reduce demand for such products, or reduce our client margins, and adversely impact their revenues, financial results and ability to service debt; which, in turn, could adversely affect our financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on us or on the markets in which we operate our business, results of operations and financial condition could be materially and adversely impacted in the future. It remains unclear what the U.S. Administration or foreign governments will or will not do with respect to tariffs already imposed, additional tariffs that may be imposed, or international trade agreements and policies. A trade war or other governmental action related to tariffs or international trade agreements or policies has the potential to negatively impact ours and/or our clients' costs, demand for our clients' products, and/or the U.S. economy or certain sectors thereof and, thus, adversely impact our business, financial condition and results of operations.

Economic conditions in California and the other markets in which we operate may adversely affect our business.

Our banking operations are concentrated primarily in California, and secondarily in New York, Washington, Illinois, Texas, Maryland, Massachusetts, Nevada, New Jersey, and Hong Kong. The economic conditions in these local markets may be different from, and in some instances worse than, the economic conditions in the United States as a whole. Adverse economic conditions in these regions in particular could impair borrowers' ability to service their loans, decrease the level and duration of deposits by clients, decrease demand for our loans and other services and erode the value of loan collateral. These conditions include the effects of the general decline in real estate sales and prices in many markets across the United States; declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters, pandemics and health crises, geopolitical events; state or local government insolvency or budget disputes; changes in taxes, tariffs, trade policies and other government regulations and polices; or a combination of these or other factors. These conditions could increase the amount of our non-performing assets and have an adverse effect on our efforts to collect our non-performing loans or otherwise liquidate our non-performing assets (including other real estate owned) on terms favorable to us, if at all, and could also cause a decline in demand for our products and services, or a lack of growth or a decrease in deposits, any of which may cause us to incur losses, adversely affect our capital, and hurt our business.

Our loan portfolio is largely secured by real estate, and a downturn in the real estate market may adversely affect our results of operations.

The real estate collateral securing our borrowers' obligations is principally located in California, and to a lesser extent, in New York, Washington, Illinois, Texas, Maryland, Massachusetts, Nevada, and New Jersey. The value of such collateral depends upon conditions in the relevant real estate markets. These include general or local economic conditions and neighborhood characteristics, unemployment rates, real estate tax rates, the cost of operating the properties, governmental regulations and fiscal policies, acts of nature including earthquakes, floods, and hurricanes (which may result in uninsured losses), and other factors beyond our control. The direction of real estate sales and prices in many markets across the United States is not currently predictable and reductions in the value of our real estate collateral could cause us to have to foreclose on the real estate. If we are not able to realize a satisfactory amount upon foreclosure sales, we may have to own the properties, subjecting us to exposure to the risks and expenses associated with ownership. Any continued declines in real estate sales and prices coupled with any weakness in the economy and continued high unemployment will result in higher than expected loan delinquencies or problem assets, additional loan charge-offs and provisions for loan losses, a decline in demand for our products and services, or a lack of growth or a decrease in deposits, which may cause us to incur losses, adversely affect our capital, and hurt our business.

Adverse conditions in Asia and elsewhere could adversely affect our business.

A substantial number of our clients have economic and cultural ties to Asia and, as a result, we are likely to feel the effects of adverse economic and political conditions in Asia, including the effects of rising inflation or slowing growth and volatility in the real estate and stock markets in China and other regions. Additionally, we maintain a branch in Hong Kong. U.S. and global economic and trade policies, military tensions, and unfavorable global economic conditions may adversely impact the Asian economies. In addition, pandemics and other public health crises, including the occurrence of a contagious disease or illness or concerns over the possibility of such crises could create economic, market and financial disruptions in the region.

A significant deterioration of economic conditions in Asia could expose us to, among other things, economic and transfer risk, and we could experience an outflow of deposits by those of our clients with connections to Asia. Transfer risk may result when an entity is unable to obtain the foreign exchange needed to meet its obligations or to provide liquidity. This may adversely impact the recoverability of investments with or loans made to such entities. Adverse economic conditions in Asia, and in China or Taiwan in particular, may also negatively impact asset values and the profitability and liquidity of our clients who operate in this region.

The soundness of other financial institutions could adversely affect us.

Financial institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, and other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due us. The failure of financial institutions can also result in increased FDIC assessments for the DIF. Any such losses or increased assessments could have a material adverse effect on our financial condition and results of operations.

Credit, Interest Rate and Liquidity Risks

We may be required to make additional provisions for loan losses and charge off additional loans in the future, which could adversely affect our results of operations.

At December 31, 2023, our allowance for loan losses totaled $154.6 million and we had net charge-offs of $17.6 million for 2023. Although economic conditions in the real estate market in portions of Los Angeles, San Diego, Riverside, and San Bernardino counties and the Central Valley of California where many of our commercial real estate and construction loan clients are based, have continued to improve, the economic recovery in these areas of California is uneven and in some areas rather slow, with relatively high and persistent unemployment, and economic growth appears to have slowed. Moreover, elevated interest rates may adversely affect real estate sales and the refinancing of existing real estate loans. As of December 31, 2023, we had approximately $10.15 billion in commercial real estate and construction loans. Any deterioration in the real estate market generally and in the commercial real estate and residential building segments in particular could result in additional loan charge-offs and provisions for loan losses in the future, which could have a material adverse effect on our financial condition, net income, and capital. In addition, a recent change in accounting standards will result in a significant change in how we recognize credit losses as further disclosed in the risk factor below entitled, "Our financial results could be adversely affected by changes in accounting standards or tax laws and regulations."

The allowance for credit losses is an estimate of expected credit losses. Actual credit losses in excess of the estimate could adversely affect our results of operations and capital.

A significant source of risk arises from the possibility that we could sustain losses because borrowers, guarantors, and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse effect on our business, financial condition, results of operations, and cash flows. The allowance for credit losses is based on management's estimate of the expected losses from our credit portfolio. If actual losses exceed the estimate, the excess losses could adversely affect our results of operations and capital. Such excess losses could also lead to larger allowances for credit losses in future periods, which could in turn adversely affect results of operations and capital in those periods. If economic conditions differ substantially from the assumptions used in the estimate or adverse developments arise with respect to our credits, future losses may occur, and increases in the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the adequacy of our allowance. These agencies may require us to establish additional allowances based on their judgment of the information available at the time of their examinations. No assurance can be given that we will not sustain credit losses in excess of present or future levels of the allowance for credit losses.

Our business is subject to interest rate risk, and fluctuations in interest rates could reduce our net interest income and adversely affect our business.

A substantial portion of our income is derived from the differential, or "spread," between the interest earned on loans, investment securities, and other interest-earning assets, and the interest paid on deposits, borrowings, and other interest-bearing liabilities. The interest rate risk inherent in our lending, investing, and deposit taking activities is a significant market risk to us and our business. Income associated with interest earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by fluctuations in interest rates. The magnitude and duration of changes in interest rates, events over which we have no control, may have an adverse effect on net interest income. Prepayment and early withdrawal levels, which are also impacted by changes in interest rates, can significantly affect our assets and liabilities. Increases in interest rates may adversely affect the ability of our floating rate borrowers to meet their higher payment obligations, which could in turn lead to an increase in non-performing assets and net charge-offs.

Generally, the interest rates on our interest-earning assets and interest-bearing liabilities do not change at the same rate, to the same extent, or on the same basis. Even assets and liabilities with similar maturities or periods of re-pricing may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Certain assets, such as fixed and adjustable-rate mortgage loans, have features that limit changes in interest rates on a short-term basis and over the life of the asset. Therefore, as interest rates begin to increase, if our floating rate interest-earning assets do not reprice faster than our interest-bearing liabilities in a rising rate environment, our net interest income and, in turn, our profitability, could be adversely affected.

We seek to minimize the adverse effects of changes in interest rates by structuring our asset-liability composition to obtain the maximum spread. We use interest rate sensitivity analysis and a simulation model to assist us in estimating the optimal asset-liability composition. However, such management tools have inherent limitations that impair their effectiveness. Moreover, the long-term effects of the Federal Reserve's unprecedented quantitative easing and tapering off are unknown, and while interest rates have risen, they remain at historically low levels. There can be no assurance that we will be successful in minimizing the adverse effects of changes in interest rates.

Inflation and deflation may adversely affect our financial performance.

The Consolidated Financial Statements and related financial data presented in this report have been prepared in accordance with GAAP. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation or deflation. The primary impact of inflation on our operations is reflected in increased operating costs. Conversely, deflation will tend to erode collateral values and diminish loan quality. Virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than the general levels of inflation or deflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, FHLB advances and other borrowings, the sale of loans, the issuance of securities and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us. Deposit balances can decrease when clients perceive alternative investments as providing a better risk/return tradeoff. If clients move money out of bank deposits and into other investments, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income. Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole.

Based on past experience, we believe that our deposit accounts are relatively stable sources of funds. If we increase interest rates paid to retain deposits, our earnings may be adversely affected, which could have an adverse effect on our business, financial condition and results of operations. Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, pay dividends to our stockholders or to fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on our liquidity, business, financial condition and results of operations. Additionally, negative news about us or the banking industry in general could negatively impact market and/or customer perceptions of our company, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among those with uninsured deposits.

If the Company's goodwill were determined to be impaired, it would result in a charge against earnings and thus a reduction in stockholders' equity.

The Company tests goodwill for impairment on an annual basis, or more frequently, if necessary. Quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for measuring impairment, when available. Other acceptable valuation methods include present value measurements based on multiples of earnings or revenues, or similar performance measures. If the Company were to determine that the carrying amount of the goodwill exceeded its implied fair value, the Company would be required to write down the value of the goodwill on the balance sheet, adversely affecting earnings as well as stockholders equity.

Operational Risks

We may incur significant losses as a result of ineffective risk management processes and strategies.

We are exposed to many types of operational risks, including liquidity risk, credit risk, market risk, interest rate risk, legal and compliance risk, strategic risk, information security risk, and reputational risk. We are also reliant upon our employees, and our operations are subject to the risk of fraud, theft or malfeasance by our employees, vendors and others. We seek to monitor and control our risk exposure through a risk and control framework encompassing a variety of separate but complementary financial, credit, operational and compliance systems, and internal control and management review processes. However, these systems and review processes and the judgments that accompany their application may not be effective and, as a result, we may not anticipate every economic and financial outcome in all market environments or the specifics and timing of such outcomes, particularly in the event of the kinds of dislocations in market conditions experienced during the recession, which highlight the limitations inherent in using historical data to manage risk. If those systems and review processes prove to be ineffective in identifying and managing risks, our business, financial condition, results of operations and the value of our common stock could be materially and adversely affected. We may also suffer severe reputational damage.

Concentration of risk increases the potential for significant losses.

We have naturally developed concentrated exposures to those markets and asset classes in which we have specific knowledge or competency. In particular, we primarily operate in California markets with a concentration of Chinese-American individuals and businesses, and commercial and commercial real estate loans constitute a significant portion of our loan portfolio. In management's judgment, our extensive experience within these concentration areas helps us to better evaluate underwriting and other associated risks with extending credit. However, the presence of similar exposures concentrated in certain asset classes leaves us exposed to the risk of a focused downturn within a concentration area. Thus, our concentration in the California markets increases our exposure to materially higher credit losses if there is a deterioration in the economic conditions, housing conditions or real estate values in the California markets. Our concentration in commercial and commercial real estate lending also increases our exposure to risks generally associated with such lending. Our commercial and commercial real estate loans may have a greater risk of loss than residential mortgage loans, in part because these loans are generally larger or more complex to underwrite and are characterized by having a limited supply of real estate at commercially attractive locations, long delivery time frames for development and high interest rate sensitivity. Unexpected deterioration in the credit quality of our commercial or commercial real estate loan portfolios would require us to increase our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition and results of operations. Moreover, with respect to commercial real estate loans, federal and state banking regulators are examining commercial real estate lending activity with heightened scrutiny and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

Our commercial loan, commercial real estate loan and construction loan portfolios expose us to risks that may be greater than the risks related to our other loans.

Our loan portfolio includes commercial loans and commercial real estate loans, which are secured by hotels and motels, shopping/retail centers, service station and car wash, industrial and warehouse properties, and other types of commercial properties. Commercial and commercial real estate loans may carry more risk as compared to other types of lending, because they typically involve larger loan balances often concentrated with a single borrower or groups of related borrowers. This may result in larger charge-offs on commercial and commercial real estate loans on a per loan basis than those incurred with our residential or consumer loan portfolios. These loans also may expose a lender to greater credit risk than loans secured by residential real estate. The payment experience on commercial real estate loans that are secured by income producing properties are typically dependent on the successful operation of the related real estate project and thus, may subject us to adverse conditions in the real estate market or to the general economy. The collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on these loans, our holding period for the collateral typically is longer than residential properties because there are fewer potential purchasers of the collateral.

Additionally, many of the Bank's commercial real estate and commercial business loans are made to small and medium sized businesses that may have a heightened vulnerability to economic conditions. Moreover, we have made a portion of these loans in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers' businesses may hinder their ability to repay their loans with us, which could adversely affect our results of operations. Any unexpected deterioration in the credit quality of our commercial or commercial real estate loan portfolios would require us to increase our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition, results of operations and prospects.

Moreover, federal and state banking regulators are examining commercial real estate lending activity with heightened scrutiny and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures. Because a significant portion of our loan portfolio is comprised of commercial real estate loans, the banking regulators may require us to maintain higher levels of capital than we would otherwise be expected to maintain, which could limit our ability to leverage our capital and have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the risks inherent in construction lending may continue to affect adversely our results of operations. Such risks include, among other things, the possibility that contractors may fail to complete, or complete on a timely basis, construction of the relevant properties; substantial cost overruns in excess of original estimates and financing (including shortages in labor and raw materials and supplies); market deterioration during construction; and lack of permanent take-out financing. Loans secured by such properties also involve additional risk because they have no operating history. In these loans, loan funds are advanced upon the security of the project under construction (which is of uncertain value prior to completion of construction) and the estimated operating cash flow to be generated by the completed project. There is no assurance that such properties will be sold or leased so as to generate the cash flow anticipated by the borrower. A general decline in real estate sales and prices across the United States or locally in the relevant real estate market, a decline in demand for residential real estate, economic weakness, high rates of unemployment, and reduced availability of mortgage credit, are some of the factors that can adversely affect the borrowers' ability to repay their obligations to us and the value of our security interest in collateral, and thereby adversely affect our results of operations and financial results.

Our investments and/or financings in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on our financial results.

We invest in and/or finance certain tax-advantaged projects promoting affordable housing and renewable energy sources. Our investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. We are subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, will fail to meet certain government compliance requirements and will not be able to be fully realized. The possible inability to realize these tax credits and other tax benefits can have a negative impact on our financial results. The risk of not being able to realize the tax credits and other tax benefits depends on many factors outside of our control, including changes in the applicable provisions of the tax code and the ability of the projects to be completed and properly managed.

Our use of appraisals in deciding whether to make a loan on or secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property, we typically require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property.

Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.

We regularly use third party vendors as part of our business. We also have substantial ongoing business relationships with other third parties. These types of third-party relationships are subject to increasingly demanding regulatory requirements and attention by our federal bank regulators. Recent regulation requires us to enhance our due diligence, ongoing monitoring and control over our third-party vendors and other ongoing third-party business relationships. In certain cases, we may be required to renegotiate our agreements with these vendors to meet these enhanced requirements, which could increase our costs. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third-party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for client remediation, any of which could have a material adverse effect our business, financial condition or results of operations.

Our deposit insurance premiums could increase in the future, which could have a material adverse impact on future earnings and financial condition.

The FDIC insures deposits at FDIC-insured financial institutions, including the Bank. The FDIC charges insured financial institutions premiums to maintain the DIF at a specific level. Unfavorable economic conditions, increased bank failures and additional failures decreased the DIF. According to the FDIC, the DIF reserve ratio reached 1.36% of total deposits as of September 30, 2018, exceeding the statutorily required minimum reserved ratio of 1.35% ahead of the September 30, 2020, deadline imposed by the Dodd-Frank Act. The FDIC has, in addition, established a higher reserve ratio of 2% as a long-term goal which goes beyond what is required by statute. There is no implementation deadline for the 2% ratio. The FDIC may increase the assessment rates or impose additional special assessments in the future to keep the DIF at the statutory target level. Any increase in the Bank's FDIC premiums could have an adverse effect on its financial condition and results of operations.

In 2023, the FDIC Board of Directors approved a final rule to implement a special assessment to recover the loss to the Deposit Insurance Fund (DIF) associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The Federal Deposit Insurance Act (FDI Act) requires the FDIC to take this action in connection with the systemic risk determination announced on March 12, 2023.

- Under the final rule, the banks that benefited most from the assistance provided under the systemic risk determination will be charged a special assessment to recover losses to the DIF resulting from the protection of uninsured depositors. In general, large banks and regional banks, and particularly those with large amounts of uninsured deposits, were the banks most vulnerable to uninsured deposit runs and benefited most from the stability provided under the systemic risk determination.

- The FDIC estimates that 114 banking organizations will be subject to the special assessment, including 48 banking organizations with total assets over $50 billion and 66 banking organizations with total assets between $5 and $50 billion. No banking organizations with total assets under $5 billion will pay a special assessment, based on data for the December 31, 2022 reporting period.

- Currently, the FDIC estimates that of the total cost of the failures of Silicon Valley Bank and Signature Bank, approximately $16.3 billion was attributable to the protection of uninsured depositors. These loss estimates will be periodically adjusted as assets are sold, liabilities are satisfied, and receivership expenses are incurred.

- The special assessment will be collected at an annual rate of approximately 13.4 basis points for an anticipated total of eight quarterly assessment periods. Because the estimated loss pursuant to the systemic risk determination will be periodically adjusted, the FDIC retains the ability to cease collection early, impose an extended special assessment collection period after the initial eight-quarter collection period to collect the difference between losses and the amounts collected, and impose a one-time final shortfall special assessment after both receiverships terminate.

- The special assessment will be collected beginning with the first quarterly assessment period of 2024 (i.e., January 1 through March 31, 2024) with an invoice payment date of June 28, 2024.

As we expand our business outside of California markets, including through acquisitions, we may encounter additional risks that could adversely affect our business and earnings.

We primarily operate in California markets with a concentration of Chinese-American individuals and businesses; however, one of our strategies is to expand beyond California into other domestic markets that have concentrations of Chinese-American individuals and businesses. We currently have operations in eight other states (New York, Washington, Illinois, Texas, Maryland, Massachusetts, Nevada, and New Jersey) and in Hong Kong. In the course of this expansion, we may encounter significant risks and uncertainties that could have a material adverse effect on our operations. These risks and uncertainties include increased expenses and operational difficulties arising from, among other things, our ability to attract sufficient business in new markets, to manage operations in noncontiguous market areas, to comply with all of the various local laws and regulations, and to anticipate events or differences in markets in which we have no current experience.

We have engaged in expansion through acquisitions and may consider other acquisitions in the future. There are risks associated with any such expansion. These risks include, among others, incorrectly assessing the asset quality of a bank acquired in a particular transaction, encountering greater than anticipated costs in integrating acquired businesses, facing resistance from clients or employees, and being unable to profitably deploy assets acquired in the transaction. Additional country- and region-specific risks are associated with transactions outside the United States, including in China. To the extent we issue capital stock in connection with additional transactions, if any, these transactions and related stock issuances may have a dilutive effect on earnings per share and share ownership.

Our earnings, financial condition, and prospects after a merger or acquisition depend in part on our ability to successfully integrate the operations of the acquired company. We may be unable to integrate operations successfully or to achieve expected cost savings. Any cost savings which are realized may be offset by losses in revenues or other charges to earnings. As with any acquisition of financial institutions, there also may be business disruptions that cause us to lose clients or cause clients to remove their accounts from us and move their business to competing financial institutions.

In addition, our ability to grow may be limited if we cannot make acquisitions. We compete with other financial institutions with respect to proposed acquisitions. We cannot predict if or when we will be able to identify and attract acquisition candidates or make acquisitions on favorable terms.

We face substantial competition from our competitors.

We face substantial competition for deposits, loans, and for other banking services, as well as acquisitions, throughout our market area from the major banks and financial institutions that dominate the commercial banking industry. This may cause our cost of funds to exceed that of our competitors. These banks and financial institutions, including those with foreign ownership, may have greater resources than we do, including the ability to finance advertising campaigns and allocate their investment assets to regions of higher yield and demand and make acquisitions and invest in new banking technology. By virtue of their larger capital bases, our larger competitors have substantially greater lending limits than we do and perform certain functions, including trust services, which are not presently offered by us. We also compete for loans and deposits, as well as other banking services, such as payment services, with savings and loan associations, savings banks, brokerage houses, insurance companies, mortgage companies, credit unions, credit card companies and other financial and non-financial institutions and entities. These factors and ongoing consolidation among insured institutions in the financial services industry may materially and adversely affect our ability to market our products and services. Significant increases in the costs of monitoring and ensuring compliance with new banking regulations and the necessary costs of upgrading information technology and data processing capabilities can have a disproportionate impact on our ability to compete with larger institutions.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects.

Competition for qualified employees and personnel in the banking industry is intense and we believe there are a limited number of qualified persons with knowledge of, and experience in, the communities that we serve. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, client service, administrative, marketing, and technical personnel and upon the continued contributions of our management and personnel. In particular, our success has been and continues to be highly dependent upon the abilities of key executives and certain other employees, including, but not limited to, our Executive Chairman of the Board, Dunson K. Cheng, our Chief Executive Officer, Chang M. Liu, and our Chief Financial Officer, Heng W. Chen.

Our compensation practices are subject to review and oversight, and may be subject to limitations, by the FDIC, the DFPI, the Federal Reserve and other regulators. Such limitations may or may not affect our competitors and could further affect our ability to attract and retain our executive officers and other key personnel. In April 2011 and April 2016, the Federal Reserve, other federal banking agencies and the SEC jointly published proposed rules designed to implement provisions of the Dodd-Frank Act prohibiting incentive compensation arrangements that would encourage inappropriate risk taking at covered financial institutions, which includes a bank or bank holding company with $1 billion or more of assets, such as the Bancorp and the Bank. It cannot be determined at this time whether or when a final rule will be adopted and whether compliance with such a final rule will substantially affect the manner in which we structure compensation for our executives and other employees. Depending on the nature and application of the final rules, we may not be able to successfully compete with certain financial institutions and other companies that are not subject to some or all of the rules to retain and attract executives and other high performing employees. If this were to occur, our business, financial condition and results of operations could be adversely affected, perhaps materially.

Natural disasters, geopolitical events, public health crises and other catastrophic events beyond our control could adversely affect us.

Natural disasters such as earthquakes, landslides, wildfires, extreme weather conditions, droughts, hurricanes, floods, and other acts of nature, geopolitical events such as those involving civil unrest, changes in government regimes, terrorism or military conflict, climate change related events (including both chronic changes such as sea level rise as well as climate change's contribution to the intensity and frequency of various natural disasters or other catastrophic events) and pandemics and other public health crises, and other catastrophic events could, among other things, (i) adversely affect our business operations and those of our clients, counterparties and service providers; (ii) cause substantial damage and loss to real and personal property, some of which may not be covered by insurance; (iii) impair our borrowers' ability to service their loans; (iv) decrease the level and duration of deposits by clients; (v) erode the value of loan collateral; (vi) result in an increase in the amount of our non-performing loans and a higher level of non-performing assets (including real estate owned), net charge-offs, and provision for loan losses; (vii) reduce the availability of insurance at prices acceptable to us or our prospective borrowers; or (viii) lead to other operational difficulties and impair our ability to manage our business. We also could be adversely affected if our key personnel or a significant number of our employees were to become unavailable due to a public health crisis (such as another outbreak of a contagious disease), natural disaster, war, act of terrorism, accident, or other reason. Natural disasters, extreme weather conditions, geopolitical events, public health crises and other catastrophic events could also negatively affect our clients, counterparties and service providers, as well as result in disruptions in general economic activity and the financial and real estate markets.

Governmental and societal responses to climate change and other environmental impacts could adversely affect our business and performance, including indirectly through impacts on our clients.

Governments have become increasingly focused on the effects of climate change and related environmental issues, and various policymakers with jurisdiction over us have adopted, or are considering adopting, climate-related policies or regulations which may require us to incur increased costs. For example, the SEC has published proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. At the state level, the California legislature recently passed legislation requiring that certain entities doing business in California with revenues exceeding $1 billion report their direct and indirect greenhouse gas emissions. The legislation authorizes regulations which could administer penalties against reporting entities for non-compliance. This legislation and similar legislation that may be introduced in future may require us to incur various and significant costs to comply. Various banking regulators, including the FDIC and the New York Department of Financial Services, have also proposed guidelines for climate-related risk management. While guidance from the FDIC is aimed at financial institutions with over $100 billion in consolidated assets, there is no guarantee that we will not be subject to additional regulation regarding climate-related risk management in future. The Federal Reserve Board, for example, may incorporate climate-related risks into its supervisory stress tests

In addition, consumers and businesses also may change their behavior on their own as a result of their concerns over the long-term impacts of climate change. We and our clients will need to respond to new laws and regulations as well as client and business preferences resulting from climate change concerns. We and our clients may face cost increases, asset value reductions (including the possibility of stranded assets), operating process changes, and the like. The impact on our loan relationships and other clients will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities and the impact of rising sea levels and other effects of climate change. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some clients or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior. It is possible as well that changes in climate and related environmental risks, perceptions of them, and governmental responses to them may occur more rapidly than we are able to adapt without disrupting our business and impairing our financial results. In addition, the impact of heightened environmental regulation upon our clients could impact our existing loan portfolio as well as asset value and our clients' operating costs, which could adversely affect our business.

Increased attention to, and evolving expectations for, environmental, social, and governance ("ESG") initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG practices. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain offerings, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) or commitments to improve the ESG profile of our company and/or offerings or to respond to stakeholder demand, such initiatives or achievement of such commitments may be costly and may not have the desired effect. For example, expectations around companies' management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. Certain statements or actions we may take may be based on assumptions, estimates, hypothetical expectations, or third-party information. Such hypothetical or third-party information is necessarily uncertain and may be prone to errors or subject to misinterpretation given the long timelines involved and the lack of an established single approach to identifying, measuring and reporting on many ESG matters. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to various adverse consequences or investor or regulator engagement on our ESG initiatives and disclosures, even if such initiatives are currently voluntary.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies' ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees or clients, which may adversely impact our operations. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters, which will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, there has been a trend in certain states to constrain the use of ESG-related considerations by financial institutions in business decision-making. Balancing these countervailing expectations may subject us to additional costs, require us to forego certain business opportunities, or otherwise adversely impact our business or results of operations. As a final note, many of our clients and suppliers may be subject to similar ESG expectations, which may augment or create additional risks, including risks that may not be known to us.

Information, Information Technology and Privacy Risks

We depend on the accuracy and completeness of information about clients.

In deciding whether to extend credit, open a bank account or enter into other transactions with clients, we may rely on information furnished to us by or on behalf of clients, including financial statements and other financial information. We also may rely on representations of clients as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. We may further rely on invoices, contracts, and other supporting documentation provided by our clients, as well as our clients' representations that their financial statements conform to GAAP (or other applicable accounting standards in foreign markets) and present fairly, in all material respects, the financial condition, results of operations and cash flows of the client. We also may rely on client representations and certifications, or other audit or accountants' reports, with respect to the business and financial condition of our clients. Our financial condition, results of operations, financial reporting or reputation could be negatively affected if we rely on materially misleading, false, inaccurate or fraudulent information.

Our information systems may experience failures, interruptions, or breaches in security, which could have a material and adverse effect on our business, financial condition, results of operations and the value of our common stock.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption, or breach or threatened breach of these systems could result in failures or disruptions in our client relationship management, general ledger, deposit, loan, and other systems. In the course of providing financial services, we store personally identifiable data concerning clients and employees of clients. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption, or breaches of our information systems, there can be no assurance that any such failures, interruptions, or breaches will not occur or, if they do occur, that they will be adequately addressed. Privacy laws and regulations are matters of growing public concern and are continually changing in the states in which we operate.

In recent periods, there has been a rise in electronic fraudulent activity, security breaches, and cyber-attacks within the financial services industry, especially in the banking sector. Fraudulent activity can take many forms and has evolved and escalated as more tools for accessing financial services emerge. Some financial institutions have reported breaches of their websites and systems, some of which have involved sophisticated and targeted attacks intended to misappropriate sensitive or confidential information, destroy or corrupt data, disable or degrade service, disrupt operations or sabotage systems. These breaches can remain undetected for an extended period of time. Other examples include debit card/credit card fraud, check fraud, mechanical devices attached to ATM machines, social engineering and phishing attacks to obtain personal information, impersonation of our clients through the use of falsified or stolen credentials, employee fraud, information theft and other malfeasance.

The secure maintenance and transmission of confidential information, as well as the secure execution of transactions over our systems, are essential to protect us and our clients against fraud and security breaches and to maintain our clients' confidence. Increases in criminal activity levels and sophistication, advances in computer capabilities, and other developments could result in a compromise or breach of the technology, processes, and controls that we use to prevent fraudulent transactions or to protect data about us, our clients, and underlying transactions, as well as the technology used by our clients to access our systems. Cyber security risks may also occur with our third-party service providers and may interfere with their ability to fulfill their contractual obligations to us, with attendant potential for financial loss or liability that could adversely affect our financial condition or results of operations. These risks will likely continue to increase in the future as we continue to increase our offerings of mobile services and other Internet or web-based products.

The occurrence of any failures, interruptions, fraudulent activities or breaches could damage our reputation, result in a loss of clients, cause us to incur additional costs (including remediation and cyber security protection costs), disrupt our operations, affect our ability to grow our online and mobile banking services, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and the value of our common stock.

Our need to continue to adapt our information technology systems to allow us to provide new and expanded service could present operational issues, require significant capital spending, and disrupt our business.

The financial services market, including banking services, is continuing to undergo rapid changes with frequent introductions of new technology-driven products and services. In addition to better serving clients, the effective use of technology increases efficiency and may enable us to reduce costs. Our future success may depend, in part, on our ability to use technology to provide products and services that provide convenience to clients and to create additional efficiencies in our operations. As we continue to offer Internet banking and other online and mobile services to our clients, and continue to expand our existing conventional banking services, we will need to adapt our information technology systems to handle these changes in a way that meets constantly changing industry and regulatory standards. This can be very expensive and may require significant capital expenditures. In addition, our success will depend on, among other things, our ability to provide secure and reliable services, anticipate changes in technology, and efficiently develop and introduce services that are accepted by our clients and cost effective for us to provide. Some of our competitors have substantially greater resources to invest in technological improvements than we currently have. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients. As a result, our ability to effectively compete to retain or acquire new business may be impaired, and our business, financial condition or results of operations, may be adversely affected.

Managing reputational risk is important to attracting and maintaining clients, investors, and employees.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, failure to protect confidential client information and questionable, illegal, or fraudulent activities of our clients. We have policies and procedures in place that seek to protect our reputation and promote ethical conduct, but these policies and procedures may not be fully effective. Negative publicity regarding our business, employees, or clients, with or without merit, may result in the loss of clients, investors, and employees, costly litigation, a decline in revenues, and increased governmental regulation.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act of 1999 which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our clients with nonaffiliated third parties; (ii) requires that we provide certain disclosures to clients about our information collection, sharing and security practices and afford clients the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities, and the sensitivity of client information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting client or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

Regulatory, Compliance and Legal Risks

The banking industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, could limit or restrict our activities, hamper our ability to increase our assets and earnings, and materially and adversely affect our profitability.

We operate in a highly regulated industry and are or may become subject to regulation by federal, state, and local governmental authorities and various laws, regulations, regulatory guidelines, and judicial and administrative decisions imposing requirements or restrictions on part or all of our operations, capitalization, payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We also must comply with numerous federal anti-money laundering, tax withholding and reporting, and consumer protection statutes and regulations. A considerable amount of management time and resources has been devoted to the oversight of, and the development and implementation of controls and procedures relating to, compliance with these laws and regulations, and we expect that significant time and resources will be devoted to compliance in the future. These laws and regulations mandate certain disclosure and reporting requirements and regulate the manner in which we must deal with our clients when taking deposits, making loans, collecting loans, and providing other services. We also are, or may become subject to, examination, supervision, and additional comprehensive regulation by various federal, state, and local authorities with regard to compliance with these laws and regulations. Failure to comply with laws, regulations, or policies could result in sanctions by regulatory agencies, civil money penalties, and/or reputation damage, which could have a material and adverse effect on our business, financial condition, results of operations and the value of our common stock.

Because our business is highly regulated, the laws, rules, regulations, and supervisory guidance and policies applicable to us are subject to regular modification and change. Perennially, various laws, rules and regulations are proposed, which, if adopted, could impact our operations, increase our capital requirements or substantially restrict our growth and adversely affect our ability to operate profitably by making compliance much more difficult or expensive, restricting our ability to originate or sell loans, or further restricting the amount of interest or other charges or fees earned on loans or other products. The Dodd-Frank Act, for example, instituted major changes to the banking and financial institutions regulatory regimes, such as changes to Regulation Z promulgated by the CFPB that may make it more difficult for us to underwrite consumer mortgages and to compete with large national mortgage service providers. Further regulation could increase the assessment rate we are required to pay to the FDIC, adversely affecting our earnings. Other changes to statutes, regulations, or regulatory policies, including changes in interpretation or implementation of statutes, regulations, or policies, could affect us in substantial and unpredictable ways. It is very difficult to predict the competitive impact that any such changes would have on the banking and financial services industry in general or on our business in particular. Such changes may, among other things, increase the cost of doing business, limit permissible activities, or affect the competitive balance between banks and other financial institutions. See Part I — Item 1 — "Business — Regulation and Supervision."

We are subject to stringent capital requirements, including those required by Basel III.

The U.S. federal bank regulators have jointly adopted capital requirements on banks and bank holding companies as required by the Dodd-Frank Act, which incorporate the elements of Basel Committee's Basel III accords and have the effect of raising our capital requirements and imposing new capital requirements beyond those previously required. Increased regulatory capital requirements (and the associated compliance costs) whether due to the adoption of new laws and regulations, changes in existing laws and regulations, or more expansive or aggressive interpretations of existing laws and regulations, may require us to raise additional capital, or impact our ability to pay dividends or pay compensation to our executives, which could have a material and adverse effect on our business, financial condition, results of operations and the value of our common stock. If we do not meet minimum capital requirements, we will be subject to prompt corrective action by federal bank regulatory agencies. Prompt corrective action can include progressively more restrictive constraints on operations, management and capital distributions. For additional discussion regarding our capital requirements, please see "Item 1. Business – Regulation and Supervision – Capital Adequacy Requirements" above.

We may become subject to supervisory action by bank supervisory authorities that could have a material adverse effect on our business, financial condition, and the value of our common stock.

Under federal and state laws and regulations pertaining to the safety and soundness of financial institutions, the Federal Reserve Bank of San Francisco (the "FRBSF") has authority over the Bancorp and separately the DFPI and FDIC have authority over the Bank to compel or restrict certain actions if the Bancorp or the Bank should violate any laws or regulations, if its capital should fall below adequate capital standards as a result of operating losses, or if these regulators otherwise determine that the Bancorp or the Bank have engaged in unsafe or unsound practices, including failure to exercise proper risk oversight over the many areas of the Bancorp's and the Bank's operations. These regulators, as well as the CFPB, also have authority over the Bancorp's and the Bank's compliance with various statutes and consumer protection and other regulations. Among other matters, the corrective actions that may be required of the Bancorp or the Bank following the occurrence of any of the foregoing may include, but are not limited to, requiring the Bancorp and/or the Bank to enter into informal or formal enforcement orders, including board resolutions, memoranda of understanding, written agreements, supervisory letters, commitment letters, and consent or cease and desist orders to take corrective action and refrain from unsafe and unsound practices; removing officers and directors; restricting expansion activities; assessing civil monetary penalties; and taking possession of, closing and liquidating the Bank. If we are unable to meet the requirements of any corrective actions, we could become subject to supervisory action. The terms of any such supervisory action could have a material and adverse effect on our business, financial condition, results of operations and the value of our common stock.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with federal banking regulators, as well as with the U.S. Department of Justice, Drug Enforcement Administration, and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control and compliance with the Foreign Corrupt Practices Act. In addition, our Hong Kong Branch is subject to the anti-money laundering laws and regulations of Hong Kong. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition, results of operations and the value of our common stock.

We are subject to the CRA, fair lending and other laws and regulations, and our failure to comply with these laws and regulations could lead to material penalties.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending and other requirements on financial institutions. The U.S. Department of Justice and other federal agencies, including the FDIC and CFPB, are responsible for enforcing these laws and regulations. A successful challenge to an institution's performance under the CRA, fair lending and other compliance laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. The costs of defending, and any adverse outcome from, any such challenge could damage our reputation or could have a material adverse effect on our business, financial condition or results of operations.

Governmental monetary policies and intervention to stabilize the U.S. financial system may affect our business and are beyond our control.

The business of banking is affected significantly by the fiscal and monetary policies of the Federal government and its agencies. Such policies are beyond our control. We are particularly affected by the policies established by the Federal Reserve in relation to the supply of money and credit in the United States. The instruments of monetary policy available to the Federal Reserve can be used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits, and this can and does have a material effect on our business.

Adverse results in legal proceedings could adversely affect our business and financial condition.

Various aspects of our operations involve the risk of legal liability. We have been, and expect to continue to be, named or threatened to be named as defendants in legal proceedings arising from our business activities. We establish accruals for legal proceedings when information related to the loss contingencies represented by those proceedings indicates both that a loss is probable and that the amount of the loss can be reasonably estimated, but we do not have accruals for all legal proceedings where we face a risk of loss. In addition, amounts accrued may not represent the ultimate loss to us from those legal proceedings. Thus, our ultimate losses may be higher or lower, and possibly significantly so, than the amounts accrued for loss contingencies arising from legal proceedings, and these losses could have a material and adverse effect on our business, financial condition, results of operations and the value of our common stock.

Liabilities from environmental regulations could materially and adversely affect our business and financial condition.

In the course of the Bank's business, the Bank may foreclose and take title to real estate and could be subject to environmental liabilities with respect to these properties. The Bank may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of any contaminated site, the Bank may be subject to common law claims by third parties based on damages, and costs resulting from environmental contamination emanating from the property. In some cases, environmental laws ascribe liability without respect to contribution to the contamination in question or the lawfulness of disposal at the time it occurred. If the Bank ever becomes subject to significant environmental liabilities, its business, financial condition, results of operations and the value of our common stock could be materially and adversely affected.

Changes in accounting standards or tax laws and regulations could adversely affect our financial results.

From time to time, the Financial Accounting Standards Board (the "FASB") and the SEC will change the financial accounting and reporting standards that govern the preparation of our financial statements. In addition, from time to time, federal and state taxing authorities will change the tax laws and regulations, and their interpretations. These changes and their effects can be difficult to predict and can materially and adversely impact how we record and report our financial condition and results of operations.

In addition, changes to tax law could increase our effective tax rates. These law changes may be retroactive to previous periods and as a result could negatively affect our current and future financial performance. For example, the recent changes in the tax laws may have an adverse effect on the market for, and valuation of, residential properties, and on the demand for such loans in the future and could make it harder for borrowers to make their loan payments. In addition, these recent changes may also have a disproportionate effect on taxpayers in states with high residential home prices and high state and local taxes. If home ownership becomes less attractive, demand for mortgage loans could decrease. The value of the properties securing loans in our loan portfolio may be adversely impacted as a result of the changing economics of home ownership, which could require an increase in our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition and results of operations.

Risks Related to Ownership of Our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to sell shares of common stock owned by you at times or at prices you find attractive.

The trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

- actual or anticipated quarterly fluctuations in our operating results and financial condition and prospects;

- changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;

- failure to meet analysts' revenue or earnings estimates;

- speculation in the press or investment community;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- acquisitions of other banks or financial institutions;

- actions by institutional stockholders;

- fluctuations in the stock price and operating results of our competitors;

- general market conditions and, in particular, developments related to market conditions for the financial services industry;

- proposed or adopted regulatory changes or developments;

- anticipated or pending investigations, proceedings, or litigation that involve or affect us;

- successful management of reputational risk; and

- domestic and international economic factors, such as interest or foreign exchange rates, stock, commodity, credit, or asset valuations or volatility, unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility. As a result, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. The trading price of the shares of our common stock and the value of our other securities will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity related securities, and other factors identified above in "Forward-Looking Statements," and in this Item 1A — "Risk Factors." The capital and credit markets can experience volatility and disruption. Such volatility and disruption can reach unprecedented levels, resulting in downward pressure on stock prices and credit availability for certain issuers without regard to their underlying financial strength. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section, elsewhere in this report and other documents we file with the SEC and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you could lose some or all of your investment.

Statutory restrictions and restrictions by our regulators on dividends and other distributions from the Bank may adversely impact us by limiting the amount of distributions the Bancorp may receive. Statutory and contractual restrictions and our regulators may also restrict the Bancorp's ability to pay dividends.

The ability of the Bank to pay dividends to us is limited by various regulations and statutes, including California law, and our ability to pay dividends on our outstanding stock is limited by various regulations and statutes, including Delaware law.

Substantially all of the Bancorp's cash flow comes from dividends that the Bank pays to us. Various statutory provisions restrict the amount of dividends that the Bank can pay to us without regulatory approval.

The Federal Reserve Board has previously issued Federal Reserve Supervision and Regulation Letter SR-09-4 that states that bank holding companies are expected to inform and consult with the Federal Reserve supervisory staff prior to taking any actions that could result in a diminished capital base, including any payment or increase in the rate of dividends. In addition, if we are not current in our payment of dividends on our Junior Subordinated Notes, we may not pay dividends on our common stock. Further, new capital conservation buffer requirements will limit the ability of the Bank to pay dividends to the Bancorp if we are not compliant with those capital cushions.

If the Bank were to liquidate, the Bank's creditors would be entitled to receive distributions from the assets of the Bank to satisfy their claims against the Bank before the Bancorp, as a holder of the equity interest in the Bank, would be entitled to receive any of the assets of the Bank as a distribution or dividend.

The restrictions described above could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future, which could adversely affect the market price of our common stock.

The issuance of preferred stock could adversely affect holders of common stock, which may negatively impact their investment.

Our board of directors is authorized to issue preferred stock without any action on the part of the stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution, or winding up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the market price of the common stock could be adversely affected.

Certain provisions of our charter and bylaws could make the acquisition of our company more difficult.

Certain provisions of our restated certificate of incorporation, as amended, and our restated bylaws, as amended, could make the acquisition of our company more difficult. These provisions include authorized but unissued shares of preferred and common stock that may be issued without stockholder approval; three classes of directors serving staggered terms; special requirements for stockholder proposals and nominations for director; and super-majority voting requirements in certain situations including certain types of business combinations.

Our outstanding debt securities restrict our ability to pay dividends on our common stock.

We have issued an aggregate of $119.1 million in trust preferred securities (collectively, the "Trust Preferred Securities"). Payments to investors in respect of the Trust Preferred Securities are funded by distributions on certain series of securities issued by us, with similar terms to the relevant series of Trust Preferred Securities, which we refer to as the "Junior Subordinated Notes." If we are unable to pay interest in respect of the Junior Subordinated Notes (which will be used to make distributions on the Trust Preferred Securities), or if any other event of default occurs, then we will generally be prohibited from declaring or paying any dividends or other distributions, or redeeming, purchasing or acquiring, any of our capital securities, including the common stock, during the next succeeding interest payment period applicable to any of the Junior Subordinated Notes.

Moreover, any other financing agreements that we enter into in the future may limit our ability to pay cash dividends on our capital stock, including the common stock. In the event that any other financing agreements in the future restrict our ability to pay such dividends, we may be unable to pay dividends in cash on the common stock unless we can refinance amounts outstanding under those agreements.

We may need to raise additional capital, which may dilute the interests of holders of our common stock or otherwise have an adverse effect on their investment.

Should economic conditions deteriorate, particularly in the California commercial real estate and residential real estate markets where our business is concentrated, we may need to raise more capital to support any additional provisions for loan losses and loan charge-offs. In addition, we may need to raise more capital to meet other regulatory requirements, including new required capital standards, if our losses are higher than expected, if we are unable to meet our capital requirements, or if additional capital is required for our growth. There can be no assurance that we would succeed in raising any such additional capital, and any capital we obtain may dilute the interests of holders of our common stock, or otherwise have an adverse effect on their investment.

Item 1B.   Unresolved Staff Comments

The Company has not received written comments regarding its periodic or current reports from the staff of the Securities and Exchange Commission that were issued not less than 180 days before the end of its 2021 fiscal year and that remain unresolved.

Item 1C.   Cybersecurity

Risk Management and Strategy

Our risk management program is designed to identify, assess, and mitigate risks across various aspects of our company, including financial, operational, regulatory, reputational, and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential cyber threats. Our Chief Information Security Officer is primarily responsible for this cybersecurity component and is a key member of the risk management organization, reporting directly to the Chief Risk Officer and as discussed below, periodically to board committees.

We rely on a series of processes to identify threats, hazards, and other risks to our assets. In addition to regular risk assessments, we rely on independent assessments, audits, and cybersecurity feeds from vendors, including directly into patch and vulnerability management tools. Our processes and practices are reviewed by audits, regulators, and independent reviews of information security and cybersecurity practices and processes carried out by professional services organizations retained by us against industry requirements, such as the Federal Financial Institutions Examination Council (FFIEC) Information Technology Examination Handbooks, and the FFIEC Cybersecurity Assessment Tool. These frameworks also provide guidance that we leverage for overseeing and identifying cybersecurity threats associated with the use of third-party service providers. The Bank also retains third-party experts to conduct intrusion and penetration testing on an annual basis.

Our assets are classified and protected based on the results of our risk assessment practices, which assess a variety of critical factors, including the type of data stored, system availability needs, confidentiality requirements, recovery time objectives, transactional processing, the number of users, and the volume and magnitude of transactions. Our Information Technology and Information Security teams meet weekly across several disciplines to ensure that risks are timely identified, patch and vulnerability requirements are monitored, and the necessary changes are implemented.

The Information Security and Information Technology teams support the business through early engagement in the Project Management Office routines and the Vendor Management Office's requirements, to ensure that new products, projects, and third-party vendors are onboarded with appropriate oversight.

Identified Cybersecurity Risks

Federal regulators have issued multiple statements regarding cybersecurity and that financial institutions need to design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised client credentials, including security measures to reliably authenticate clients accessing internet-based services of the financial institution. In addition, a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations in the event of a cyber-attack. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to a cyber-attack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

State regulators have also been increasingly active in implementing cybersecurity standards and regulations. Recently, several states, notably including California where our banking business is concentrated, have adopted laws and/or regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many such states (including California) have also recently implemented or modified their data breach notification and data privacy requirements. We expect this trend of state-level activity in those areas to continue, and we continue to monitor relevant legislative and regulatory developments in California where most of our clients are located.

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. We employ a layered, defensive approach that leverages people, processes and technology to manage and maintain cybersecurity controls. We employ a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. Notwithstanding the strength of our defensive measures, the threat from cyber-attacks is severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. While to date we have not detected a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, our systems and those of our clients and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our clients. See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity.

Management and Board Oversight of Cybersecurity Risks

Our Information Security Program is managed by a dedicated Chief Information Security Officer ("CISO"), who leads our Information Security team responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. Our CISO holds a BSc degree in the combined studies of Computer Science & History of Science from Herriot-Watt University and a graduate of the Carnegie Mellon University's Heinz College of Information Systems and Public Policy + Software Engineering Institute's Chief Risk Officer Executive Education and Certificate Program. He holds the following professional certifications from the Information Systems Audit and Control Association: Certified Information Systems Auditor (CISA), Certified in the Governance of Enterprise IT (CGEIT), and Certified in Risk and Information Systems Control (CRISC). Additionally, he has more than 20 years of experience in financial services, including management experience with Globally Systemically Important Banks, as well as experience in cybersecurity, information security & information technology risk management, governance, risk, and compliance.

The CISO provides periodic reports to the executive risk management committee and the board-level risk committees of the Company and the Bank, as well as the cross-functional management steering committee that oversees the information security and information technology programs. These reports address key cybersecurity topics, including the implementation and operation of preventative controls and the detection, mitigation and remediation of cybersecurity incidents. Our CISO also provides reports to our Chief Executive Officer and other members of our senior management, as appropriate. The Chief Risk Officer and the board-level risk committees of the Company and the Bank report to the full board of directors on key cybersecurity risk management topics, as appropriate.

Item 2.   Properties

Cathay General Bancorp

As of the date of the filing of this annual report, the Bancorp neither owns nor leases any real or personal property. The Bancorp uses the premises, equipment, and furniture of the Bank at 777 North Broadway, Los Angeles, California 90012 and at 9650 Flair Drive, El Monte, California 91731, in exchange for payment of a management fee to the Bank.

Cathay Bank

The Bank maintains its headquartered office in the Chinatown area of Los Angeles, California. It also maintains certain of its administrative offices at its Corporate Center located at 9650 Flair Drive, El Monte, California 91731, and a building located at 4128 Temple city Boulevard, Rosemead. The Bank owns the buildings and land in all three locations.

The Bank owns 16 of its branch offices. The other branch and representative offices and other properties are leased by the Bank under leases with expiration dates ranging from January 2024 to December 2029, exclusive of renewal options. As of December 31, 2023, the Bank's investment in premises and equipment totaled $91.1 million, net of accumulated depreciation. See Note 7 and Note 15 to the Consolidated Financial Statements.

Item 3.   Legal Proceedings

See the information under section entitled "Legal Proceedings" in Note 14 to the Consolidated Financial Statements. That information is incorporated into this item by reference.

Item 4.   Mine Safety Disclosures

Not Applicable.

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Bancorp's common stock is listed on the NASDAQ Global Select Market under the symbol "CATY." As of February 15, 2024, Bancorp had outstanding approximately 72,669,738 shares of common stock with approximately 1,480 holders of record. Bancorp believes, however, that the actual number of beneficial holders of its common stock may be substantially greater than the stated number of holders of record because a substantial portion of the common stock is held in street name.

Dividends

For information on Bancorp's dividend policy and the statutory and regulatory limitations on the ability of Bancorp to pay dividends to its shareholders and on the Bank to pay dividends to Bancorp, see "Item 1. Business-Regulation and Supervision — Dividends" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources – Dividend Policy.".

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this item regarding equity compensation plans is incorporated by reference to the information set forth in Part III, Item 12 in this report.

Performance Graph

The graph and accompanying information furnished below shows the cumulative total shareholder return over a five-year period through December 31, 2023, assuming an investment of $100 was made and that all dividends were reinvested, in each of our common stock, the Standard & Poor's (S&P) 500 Index, and the S&P U.S. BMI Banks–Western Region Index. The S&P U.S. BMI Banks–Western Region Index is a market-weighted index comprised of publicly traded banks and bank holding companies (including the Company) most of which are based in California and the remainder of which are based in eight other western states, including Oregon, Washington, and Nevada. We will furnish, without charge, on the written request of any person who is a stockholder of record as of the record date for the 2024 annual meeting of stockholders, a list of the companies included in the S&P U.S. BMI Banks–Western Region Index. Requests for this information should be addressed to May Chan, Corporate Secretary, Cathay General Bancorp, 777 North Broadway, Los Angeles, California 90012.

The comparisons in the graph below are based upon historical data and are not indicative of, or intended to forecast, the future performance of, or returns on, our common stock. Such information furnished herewith shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not be deemed to be "soliciting material" or to be "filed" under the Securities Act or the Securities Exchange Act with the Securities and Exchange Commission except to the extent that the Company specifically requests that such information be treated as soliciting material or specifically incorporates it by reference into a filing under the Securities Act or the Securities Exchange Act.



| | Period Ending | | | | | |
Index	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Cathay General Bancorp	100.00	117.48	103.80	142.98	139.97	158.85
S&P 500 Index	100.00	131.49	155.68	200.37	164.08	207.21
S&P U.S. BMI Banks - Western Region Index	100.00	121.94	91.26	140.71	109.19	108.54

Source: S&P Global Market Intelligence © 2024

This information shall not be deemed to be ''soliciting material'' or to be ''filed'' with the SEC or subject to Regulation 14A (17 CFR 240.14a-1-240.14a-104), other than as provided in Item 201(e) of Regulation S-K, or to the liabilities of section 18 of the Exchange Act (15 U.S.C. 78r).

Unregistered Sales of Equity Securities

There were no sales of any equity securities by the Company during the period covered by this Annual Report on Form 10-K that were not registered under the Securities Act.

Issuer Purchases of Equity Securities

On May 26th, 2022, the Board of Directors approved a stock repurchase program to buyback up to $125.0 million of the Company's common stock. Through December 31, 2022, the Company repurchased 2,522,538 shares of common stock for a total of $108.4 million, at an average cost of $42.98 per share under the May 2022 buyback program.

The Company completed its May 2022 stock buyback program by repurchasing 375,090 shares at an average cost of $44.20 for a total of $16.6 million during the first quarter of 2023.

Item 6.   Reserved

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following discussion is intended to provide information to facilitate the understanding and assessment of the consolidated financial condition and results of operations of the Bancorp and its subsidiaries. It should be read in conjunction with this Annual Report and the audited Consolidated Financial Statements and Notes appearing elsewhere in this Annual Report. The following discussion and analysis of our financial condition and results of operations contains forward-looking statements. These statements are based on current expectations and assumptions, which are subject to risks and uncertainties. See "Forward-Looking Statements" and "Risk Factors Summary." Actual results could differ materially because of various factors, including but not limited to those discussed in "Risk Factors," under Part I, Item 1A of this Annual Report.

The Bank offers a wide range of financial services. As of the filing date of this report, the Bank operates 24 branches in Southern California, 19 branches in Northern California, 9 branches in New York State, four branches in Washington State, two branches in Illinois, two branches in Texas, one branch in each of Maryland, Massachusetts, Nevada, and New Jersey, one branch in Hong Kong, and a representative office in Beijing, in Shanghai, and in Taipei. The Bank is a commercial bank, servicing primarily individuals, professionals, and small to medium-sized businesses in the local markets in which its branches are located.

The financial information presented herein includes the accounts of the Bancorp, its subsidiaries, including the Bank, and the Bank's consolidated subsidiaries. All material transactions between these entities are eliminated.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with GAAP. The preparation of the Consolidated Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of our Consolidated Financial Statements. Actual results may differ from these estimates under different assumptions or conditions.

Certain accounting policies that are fundamental to understanding our financial condition and results of operations involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors that are believed to be reasonable under the circumstances.

Management believes the following are critical accounting policies that require the most significant judgments and estimates used in the preparation of the Consolidated Financial Statements:

Allowance for Credit Losses ("ACL") on Loans Held for Investment

The Bank maintains the allowance for credit losses at a level that the Bank considers appropriate to absorb the estimated and known risks in the loan portfolio and off-balance sheet unfunded credit commitments. Allowance for credit losses is comprised of the allowance for loan losses and the reserve for off-balance sheet unfunded credit commitments. With this risk management objective, the Bank's management has an established monitoring system that it believes is designed to identify individually evaluated and potential problem loans, and to permit periodic evaluation of impairment and the appropriate level of the allowance for credit losses in a timely manner.

In addition, the Company's Board of Directors has established a written credit policy that includes a credit review and control system that the Board of Directors believes should be effective in ensuring that the Bank maintains an appropriate allowance for credit losses. The Board of Directors provides oversight for the allowance evaluation process, including quarterly evaluations, and determines whether the allowance is appropriate to absorb losses in the credit portfolio. The determination of the amount of the allowance for credit losses and the provision for credit losses are based on management's current judgment about the credit quality of the loan portfolio and takes into consideration known relevant internal and external factors that affect collectability when determining the appropriate level for the allowance for credit losses. The nature of the process by which the Bank determines the appropriate allowance for credit losses requires the exercise of considerable judgment. Additions to the allowance for credit losses are made by charges to the provision for credit losses. While management utilizes its business judgment based on the information available, the ultimate appropriateness of the allowance is dependent upon a variety of factors, many of which are beyond the Bank's control, including but not limited to the performance of the Bank's loan portfolio, the economy and market conditions, macroeconomic forecasts, and the view of the regulatory authorities toward loan classifications. Identified credit exposures that are determined to be uncollectible are charged against the allowance for credit losses. Recoveries of previously charged off amounts, if any, are credited to the allowance for credit losses. A weakening of the economy or other factors that adversely affect asset quality could result in an increase in the number of delinquencies, bankruptcies, or defaults, and a higher level of non-performing assets, net charge-offs, and provision for credit losses in future periods.

The allowance for loan losses was $154.6 million and the allowance for off-balance sheet unfunded credit commitments was $9.1 million at December 31, 2023, which represented the amount believed by management to be appropriate to absorb lifetime credit losses in the loan portfolio, including unfunded credit commitments. The allowance for loan losses represented 0.79% of period-end gross loans and 209.33% of non-performing loans at December 31, 2023. The comparable ratios were 0.80% of period-end gross loans and 182.12% of non-performing loans at December 31, 2022.

The allowance for credit losses is discussed in more detail in "Risk Elements of the Loan Portfolio — *Allowance for Credit Losses*" below. Management has reviewed the foregoing critical accounting policies and related disclosures with the Audit Committee of the Company's Board of Directors.

Results of Operations

Overview

For the year ended December 31, 2023, we reported net income of $354.1 million, or $4.86 per diluted share, compared to net income of $360.6 million, or $4.83 per diluted share, in 2022, and net income of $298.3 million, or $3.80 per diluted share, in 2021. The $6.5 million decrease in net income from 2022 to 2023 was primarily the result of increases in non-interest expense, and provision for credit losses, partially offset by increases in net interest income and non-interest income. The return on average assets in 2023 was 1.56%, compared to 1.69% in 2022, and to 1.52% in 2021. The return on average stockholders' equity was 13.56% in 2023, compared to 14.70% in 2022, and to 12.11% in 2021.

Highlights

- Diluted earnings per share for the year increased to $4.86.
- Total loans increased $1.3 billion, or 7.1%, to $19.55 billion in 2023.
- Total deposits increased $820.2 million, or 4.4%, to $19.33 billion in 2023.

Net income available to common stockholders and key financial performance ratios are presented below for the three years indicated:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands, except per share data)		
Net income	$ 354,124	$ 360,642	$ 298,304
Basic earnings per common share	$ 4.88	$ 4.85	$ 3.81
Diluted earnings per common share	$ 4.86	$ 4.83	$ 3.80
Return on average assets	1.56%	1.69%	1.52%
Return on average stockholders' equity	13.56%	14.70%	12.11%
Total average assets	$ 22,705,192	$ 21,383,526	$ 19,591,537
Total average equity	$ 2,610,582	$ 2,453,391	$ 2,463,021
Efficiency ratio	46.97%	38.38%	43.92%
Effective income tax rate	12.25%	23.68%	21.88%

Net Interest Income

Comparison of 2023 with 2022

Net interest income increased $8.0 million, or 1.1%, from $733.7 million in 2022 to $741.7 million in 2023. The increase in net interest income was due primarily to the increase in interest income from loans offset by an increase in interest expense from time deposits.

Average loans for 2023 were $18.76 billion, a $1.13 billion, or a 6.4% increase from $17.63 billion in 2022. Compared with 2022, average commercial real estate loans increased $715.6 million, or 8.4%, average residential mortgage loans increased $597.3 million, or 12.1%, average equity lines decreased $97.9 million, or 26.1% and average construction loans decreased $84.1 million, or 13.9%. Average investment securities were $1.56 billion in 2023, an increase of $237.5 million, or 18.0%, from 2022. Average interest-bearing cash on deposits with financial institutions decreased $120.2 million, or 9.5%, to $1.14 billion in 2023 from $1.26 billion in 2022.

Average interest-bearing deposits were $15.47 billion in 2023, an increase of $1.58 billion, or 11.4%, from $13.89 billion in 2022, primarily due to an increase of $3.45 billion, or 63.9%, in time deposits offset by decreases of $1.74 billion, or 35.4% in money market accounts, $83.2 million, or 3.4%, in interest bearing demand deposits, and $48.6 million, or 4.3%, in savings accounts.

Interest income increased $390.9 million, or 45.9%, from $851.3 million in 2022 to $1.24 billion in 2023 primarily due to increases in loan rates:

- Changes in volume: Average interest-earning assets increased $1.25 billion, or 6.2%, to $21.48 billion in 2023, compared with average interest-earning assets of $20.23 billion in 2022. Average loans increased $1.13 billion and average investment securities increased $237.5 million in 2023. Offsetting the above increases was a decrease of $120.2 million in average interest-bearing deposits with other financial institutions. The changes in volume contributed to interest income increase of $58.0 million.

- Changes in rate: The average yield of interest-bearing assets increased to 5.78% in 2023 from 4.21% in 2022. The increase in rate on loans resulted in an increase of $274.0 million in interest income, the increase in rate on investment securities resulted in an increase of $17.7 million in interest income, and the increase in rate on deposits with other financial institutions resulted in an increase of $41.0 million in interest income. The changes in rate contributed to an interest income increase of $333.0 million.

- Change in the mix of interest-earning assets: Average gross loans, which generally have a higher yield than other types of investments, comprised 87.3% of total average interest-earning assets in 2023, an increase from 87.2% in 2022. Average investment securities comprised 7.3% of total average interest-bearing assets in 2023, an increase from 6.5% in 2022.

Interest expense increased by $382.9 million, or 325.6%, to $500.5 million in 2023, compared with $117.6 million in 2022, primarily due to increased average interest-bearing deposits, and FHLB advances. The overall increase in interest expense was primarily due to increases in rates on interest bearing deposits, and volume and rate increases in other borrowings as discussed below:

- Changes in volume: Average interest-bearing deposits increased $1.58 billion, or 11.4%, and average FHLB advances and other borrowings increased $257.9 million, or 104.3%. The changes in volume caused an increase in interest expense of $46.1 million.

- Changes in rate: The average costs of interest-bearing deposits, FHLB advances and other borrowings, increased to 3.02% and 5.15% in 2023 from 0.76%, and 2.73% in 2022, respectively. The changes in rate caused interest expense to increase by $336.8 million.

- Change in the mix of interest-bearing liabilities: Average interest-bearing deposits of $15.47 billion decreased to 96.1% of total interest-bearing liabilities in 2023 compared to 97.4% in 2022. Average FHLB advances and other borrowings of $505.2 million increased to 3.1% of total interest-bearing liabilities. Average long-term debt of $119.1 million decreased to 0.7% of total interest-bearing liabilities in 2023 compared to 0.8% in 2022.

Net interest margin, defined as net interest income to average interest-earning assets, was 3.45% in 2023 compared to 3.63% in 2022.

Comparison of 2022 with 2021

Net interest income increased $135.9 million, or 22.7%, from $597.8 million in 2021 to $733.7 million in 2022. The increase in net interest income was due primarily to the increase in interest income from loans offset by an increase in interest expense from time deposits.

Average loans for 2022 were $17.6 billion, a $1.8 billion, or an 11.4% increase from $15.8 billion in 2021. Compared with 2021, average residential mortgage loans increased $825.8 million, or 20.1%, average commercial real estate loans increased $786.9 million, or 10.2%, and average commercial loans increased $307.3 million, or 10.6%. Average investment securities were $1.3 billion in 2022, an increase of $275.2 million, or 26.3%, from 2021. Average interest-bearing cash on deposits with financial institutions decreased $387.7 million, or 23.5%, to $1.3 billion in 2022 from $1.6 billion in 2021.

Average interest-bearing deposits were $13.9 billion in 2022, an increase of $933.1 million, or 7.2%, from $13.0 billion in 2021, primarily due to increases of $868.1 million, or 21.5%, in money market accounts, $424.1 million, or 20.7%, in interest bearing demand deposits, and $221.3 million, or 24.7%, in savings accounts, offset by decreases of $580.4 million, or 9.7%, in time deposits.

Interest income increased $184.8 million, or 27.7%, from $666.5 million in 2021 to $851.3 million in 2022 primarily due to increases in loan rates:

- Changes in volume: Average interest-earning assets increased $1.7 billion, or 9.1%, to $20.2 billion in 2022, compared with average interest-earning assets of $18.5 billion in 2021. Average loans increased $1.8 billion and average investment securities increased $275.2 million in 2022. Offsetting the above increases was a decrease of $387.7 million in average interest-bearing deposits with other financial institutions. The changes in volume contributed to interest income increase of $81.9 million.

- Changes in rate: The average yield of interest-bearing assets increased to 4.21% in 2022 from 3.59% in 2021. The increase in rate on loans resulted from an increase of $74.6 million in interest income, the increase in rate on investment securities resulted from an increase of $9.7 million in interest income, and the increase in rate on deposits with other financial institutions resulted from an increase of $18.4 million in interest income. The changes in rate contributed to an interest income increase of $102.8 million.

- Change in the mix of interest-earning assets: Average gross loans, which generally have a higher yield than other types of investments, comprised 87.2% of total average interest-earning assets in 2022, an increase from 85.4% in 2021. Average investment securities comprised 6.5% of total average interest-bearing assets in 2022, an increase from 5.6% in 2021.

Interest expense increased by $48.8 million, or 71.0%, to $117.6 million in 2022, compared with $68.8 million in 2021, primarily due to increased average interest-bearing deposits, and FHLB advances. The overall increase in interest expense was primarily due to increases in rates on interest bearing deposits, and volume and rate increases in other borrowings as discussed below:

- Changes in volume: Average interest-bearing deposits increased $933.1 million, or 7.2%, and average FHLB advances and other borrowings increased $171.8 million, or 227.5%. The changes in volume caused an increase in interest expense of $5.3 million.

- Changes in rate: The average costs of interest-bearing deposits, FHLB advances and other borrowings, increased to 0.76% and 2.73% in 2022 from 0.48%, and 1.57% in 2021, respectively. The changes in rate caused interest expense to increase by $43.6 million.

- Change in the mix of interest-bearing liabilities: Average interest-bearing deposits of $13.9 billion decreased to 97.4% of total interest-bearing liabilities in 2022 compared to 98.5% in 2021. Average FHLB advances and other borrowings of $247.3 million increased to 1.7% of total interest-bearing liabilities. Average long-term debt of $119.1 million decreased to 0.8% of total interest-bearing liabilities in 2022 compared to 0.9% in 2021.

Net interest margin, defined as net interest income to average interest-earning assets, was 3.63% in 2022 compared to 3.22% in 2021.

The following table sets forth information concerning average interest-earning assets, average interest-bearing liabilities, and the average yields and rates paid on those assets and liabilities in 2023, 2022 and 2021. Average outstanding amounts included in the table are daily averages.

Interest-Earning Assets and Interest-Bearing Liabilities

	2023 Average Balance	Interest Income/ Expense	Average Yield/ Rate (1)(2)	2022 Average Balance	Interest Income/ Expense	Average Yield/ Rate (1)(2)	2021 Average Balance	Interest Income/ Expense	Average Yield/ Rate (1)(2)
				($ In thousands)					
Interest-earning assets:									
Total loans (1)	$18,763,271	$1,130,242	6.02%	$17,631,943	$801,981	4.55%	$15,827,550	$649,224	4.10%
Taxable investment securities	1,558,877	51,717	3.32%	1,321,346	28,240	2.14%	1,046,187	14,151	1.35%
Federal Home Loan Bank stock	18,620	1,349	7.25%	17,630	1,103	6.26%	17,250	991	5.74%
Interest-bearing deposits	1,141,720	58,914	5.16%	1,261,878	19,957	1.58%	1,649,564	2,145	0.13%
Total interest-earning assets	$21,482,488	$1,242,222	5.78%	$20,232,797	$851,281	4.21%	$18,540,551	$666,511	3.59%
Non-interest earning assets:									
Cash and due from banks	$ 196,819			$ 173,825			$ 157,952		
Other non-earning assets	1,184,318			1,128,038			1,041,667		
Total non-interest earning assets	$ 1,381,137			$ 1,301,863			$ 1,199,619		
Less: Allowance for loan losses	(150,110)			(145,433)			(142,969)		
Deferred loan fees	(8,323)			(5,701)			(5,664)		
Total assets	$22,705,192			$21,383,526			$19,591,537		
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 2,388,080	$ 40,952	1.71%	$ 2,471,256	$ 8,176	0.33%	$ 2,047,177	$ 2,249	0.11%
Money market deposits	3,164,739	86,097	2.72%	4,902,357	39,913	0.81%	4,034,246	18,241	0.45%
Savings deposits	1,070,405	8,916	0.83%	1,118,967	853	0.08%	897,663	769	0.09%
Time deposits	8,849,293	331,997	3.75%	5,398,808	56,354	1.04%	5,979,191	40,542	0.68%
Total interest-bearing deposits	$15,472,517	$ 467,962	3.02%	$13,891,388	$105,296	0.76%	$12,958,277	$ 61,801	0.48%
Other borrowings	505,218	26,034	5.15%	247,276	6,742	2.73%	75,516	1,182	1.57%
Long-term debt	119,136	6,480	5.44%	119,136	5,546	4.66%	119,136	5,773	4.85%
Total interest-bearing liabilities	$16,096,871	$ 500,476	3.11%	$14,257,800	$117,584	0.82%	$13,152,929	$ 68,756	0.52%
Non-interest bearing liabilities:									
Demand deposits	3,705,788			4,386,526			3,751,626		
Other liabilities	291,951			285,809			223,961		
Today equity	2,610,582			2,453,391			2,463,021		
Total liabilities and equity	$22,705,192			$21,383,526			$19,591,537		
Net interest spread			2.67%			3.38%			3.07%
Net interest income		$ 741,746			$733,697			$597,755	
Net interest margin			3.45%			3.63%			3.22%

(1) Yields and amounts of interest earned include loan fees. Non-accrual loans are included in the average balance.
(2) Calculated by dividing net interest income by average outstanding interest-earning assets

**Taxable-Equivalent Net Interest Income — Changes Due to Volume and Rate[1]**

	2023 - 2022 Increase/(Decrease) in Net Interest Income Due to:			2022 - 2021 Increase/(Decrease) in Net Interest Income Due to:		
	Change in Volume	Change in Rate	Total Change	Change in Volume	Change in Rate	Total Change
	(In thousands)					
Interest-earning assets						
Loans	$ 54,214	$ 274,047	$ 328,261	$ 78,136	$ 74,621	$ 152,757
Investment securities	5,765	17,712	23,477	4,395	9,694	14,089
Federal Home loan Bank stock	64	182	246	22	90	112
Deposits with other banks	(2,074)	41,031	38,957	(620)	18,432	17,812
Total changes in interest income	57,969	332,972	390,941	81,933	102,837	184,770
Interest-Bearing Liabilities						
Interest-bearing demand deposits	(284)	33,060	32,776	553	5,374	5,927
Money market deposits	(18,502)	64,686	46,184	4,591	17,081	21,672
Savings deposits	(39)	8,102	8,063	175	(91)	84
Time deposits	54,486	221,157	275,643	(4,259)	20,071	15,812
Other borrowings	10,410	8,882	19,292	4,192	1,368	5,560
Long-term debt	—	934	934	—	(227)	(227)
Total changes in interest expense	46,071	336,821	382,892	5,252	43,576	48,828
Change in net interest income	$ **11,898**	$ **(3,849**)	$ **8,049**	$ **76,681**	$ **59,261**	$ **135,942**

(1) Changes in interest income and interest expense attributable to changes in both volume and rate have been allocated proportionately to changes due to volume and changes due to rate.

Provision for Credit Losses

The provision for credit losses represents the charge against current earnings that is determined by management, through a credit review process, as the amount needed to maintain an allowance for loan losses and an allowance for off-balance sheet unfunded credit commitments that management believes to be sufficient to absorb credit losses inherent in the Bank's loan portfolio and credit commitments. The Bank recorded a provision for credit losses of $26.0 million in 2023 compared with a provision for credit losses of $14.5 million in 2022, and a reversal for credit losses of $16.0 million in 2021. Net charge-offs for 2023 were $17.6 million, or 0.09% of average loans, compared to net charge-offs of $2.6 million for 2022, or 0.01% of average loans, and net charge-offs of $17.6 million for 2021, or 0.11% of average loans.

Non-interest Income

Non-interest income increased $11.5 million, or 20.2%, to $68.3 million for 2023, from $56.8 million in 2022, compared to $54.6 million in 2021. Non-interest income includes depository service fees, letters of credit commissions, securities gains (losses), gains (losses) from loan sales, gains from sale of premises and equipment, gains on acquisition, and other sources of fee income. These other fee-based services include wire transfer fees, safe deposit fees, fees on loan-related activities, fee income from our Wealth Management division, and foreign exchange fees.

Comparison of 2023 with 2022

The increase in non-interest income from 2022 to 2023 was primarily due to a $17.9 million increase in unrealized gain on equity securities, and a $1.1 million increase in wealth management fees, offset, in part, by a $3.0 million increase in securities losses, a $3.2 million decrease in derivative fees and a $1.7 million decrease in BOLI death benefit.

Comparison of 2022 with 2021

The increase in non-interest income from 2021 to 2022 was primarily due to a $1.4 million increase in wealth management fees, and a $1.8 million decrease in loss on equity securities.

Non-interest Expense

Non-interest expense includes expenses related to salaries and benefits of employees, occupancy expenses, marketing expenses, computer and equipment expenses, amortization of core deposit intangibles, amortization of investment is affordable housing and alternative energy partnerships, and other operating expenses.

Comparison of 2023 with 2022

Non-interest expense totaled $380.5 million in 2023 compared to $303.4 million in 2022. The increase of $77.1 million, or 25.4%, in non-interest expense in 2023 compared to 2022 was primarily due to a combination of the following:

- Salaries and employee benefits increased $11.6 million, or 8.1%.
- FDIC and State assessments increased $15.6 million, or 193.5%.
- Computer/equipment increased $3.9 million, or 28.5%.
- Professional services increased $4.3 million, or 15.1%.
- Amortization of investments in affordable housing and alternative energy partnerships increased $44.6 million, or 105.9%.

The efficiency ratio, defined as non-interest expense divided by the sum of net interest income before provision for loan losses plus non-interest income, increased to 46.97% in 2023 compared to 38.38% in 2022 due primarily to higher net interest income offset by an increase in non-interest expense as explained above.

Comparison of 2022 with 2021

Non-interest expense totaled $303.4 million in 2022 compared to $286.5 million in 2021. The increase of $16.9 million, or 5.9%, in non-interest expense in 2022 compared to 2021 was primarily due to a combination of the following:

- Salaries and employee benefits increased $9.8 million, or 7.3%.
- Professional Service increased $4.6 million, or 19.4%.
- Occupancy expenses increased $2.5 million, or 12.3%.
- Amortization of core deposit intangibles increased $1.2 million, or 175.4%.
- Amortization of investments in affordable housing and alternative energy partnerships decreased $3.4 million, or 7.4%.

The efficiency ratio, defined as non-interest expense divided by the sum of net interest income before provision for loan losses plus non-interest income, decreased to 38.38% in 2022 compared to 43.92% in 2021 due primarily to higher net interest income offset by an increase in non-interest expense as explained above.

Income Tax Expense

Income tax expense was $49.5 million in 2023, compared to $111.9 million in 2022, and $83.5 million in 2021. The effective tax rate was 12.3% for 2023, 23.7% for 2022, and 21.9% for 2021. The effective tax rate includes the impact of low-income housing and alternative energy investments.

Our tax returns are open for audits by the Internal Revenue Service back to 2020 and by the California Franchise Tax Board back to 2019. From time to time, there may be differences of opinion with respect to the tax treatment accorded transactions. When, and if, such differences occur, and the related tax effects become probable and estimable, such amounts will be recognized.

Financial Condition

Total assets were $23.08 billion at December 31, 2023, an increase of $1.13 billion, or 5.1%, from $21.95 billion at December 31, 2022, primarily due to an increase of $1.28 billion in net loans, an increase of $131.2 million in investment securities offset by a decrease of $312.1 million in short-term investments and interest-bearing deposits.

Investment Securities

Investment securities were $1.60 billion and represented 7.0% of total assets at December 31, 2023, compared with $1.47 billion and 6.8% of total assets at December 31, 2022. The following table summarizes the carrying value of our portfolio of securities for each of the past two years:

	As of December 31,	
	2023	**2022**
	(In thousands)	
Securities Available-for-Sale:		
U.S. treasury securities	$ 495,300	$ 240,500
U.S. government agency entities	48,169	63,610
U.S. government sponsored entities	—	30,000
Mortgage-backed securities	786,723	867,094
Collateralized mortgage obligations	28,044	31,061
Corporate debt securities	246,334	241,083
Total	$ **1,604,570**	$ **1,473,348**
Equity Securities		
Mutual funds	5,585	5,509
Preferred stock of government sponsored entities	1,821	1,289
Other equity securities	33,000	15,360
Total	$ **40,406**	$ **22,158**

Effective January 1, 2021, upon the adoption of ASU 2016-13, Financial Instruments - Credit Losses, debt securities available-for-sale are measured at fair value and subject to impairment testing. When an available-for-sale debt security is considered impaired, the Company must determine if the decline in fair value has resulted from a credit-related loss or other factors and then, (1) recognize an allowance for credit losses by a charge to earnings for the credit-related component (if any) of the decline in fair value, and (2) recognize in other comprehensive income (loss) any non-credit related components of the fair value change. If the amount of the amortized cost basis expected to be recovered increases in a future period, the valuation reserve would be reduced, but not more than the amount of the current existing reserve for that security.

For available-for-sale ("AFS") debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value with the credit component of the unrealized loss of the impaired AFS debt security recognized as an allowance for credit losses, and a corresponding provision for credit losses on the consolidated statement of income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors.

In making this assessment, management considers the extent to which fair value is less than amortized cost, the payment structure of the security, failure of the issuer of the security to make scheduled interest or principal payments, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. Any fair value changes that have not been recorded through an allowance for credit losses is recognized in other comprehensive income. In the current period, management evaluated the securities in an unrealized loss position and determined that their unrealized losses were a result of the level of market interest rates relative to the types of securities and pricing changes caused by shifting supply and demand dynamics and not a result of downgraded credit ratings or other indicators of deterioration of the underlying issuers' ability to repay. Accordingly, we determined the unrealized losses were not credit-related and recognized the unrealized losses in "other comprehensive income/(loss)" in stockholders' equity. Although we periodically sell securities for portfolio for management purposes, we do not foresee having to sell any impaired securities strictly for liquidity needs and believe that it is more likely than not we would not be required to sell any impaired securities before recovery of their amortized cost.

The tables below show the related fair value and the gross unrealized losses of the Company's investment portfolio, aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2023, and December 31, 2022:

	As of December 31, 2023					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Securities Available-for-Sale						
U.S. treasury securities	$ 49,831	$ 20	$ —	$ —	$ 49,831	$ 20
U.S. government agency entities	18,301	108	1,313	122	19,614	230
Mortgage-backed securities	—	—	768,274	106,442	768,274	106,442
Collateralized mortgage obligations	—	—	28,044	3,194	28,044	3,194
Corporate debt securities	64,448	552	166,864	11,587	231,312	12,139
Total	$ **132,580**	$ **680**	$ **964,495**	$ **121,345**	$ **1,097,075**	$ **122,025**

	As of December 31, 2022					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Securities Available-for-Sale						
U.S. treasury securities	$ 240,500	$ 1,111	$ —	$ —	$ 240,500	$ 1,111
U.S. government agency entities	—	—	1,806	121	1,806	121
Mortgage-backed securities	394,123	33,042	452,739	93,941	846,862	126,983
Collateralized mortgage obligations	24,427	1,614	6,634	1,877	31,061	3,491
Corporate debt securities	109,995	3,256	100,977	14,553	210,972	17,809
Total	$ **769,045**	$ **39,023**	$ **562,156**	$ **110,492**	$ **1,331,201**	$ **149,515**

The scheduled maturities and taxable-equivalent yields by security type are presented in the following table:

Securities Portfolio Maturity Distribution and Yield Analysis:

| | As of December 31, 2023 | | | | |
	One Year or Less	After One Year to Five Years	After Five Years to Ten Years	Over Ten Years	Total
			(In thousands)		
Maturity Distribution:					
Securities Available-for-Sale:					
U.S. treasury securities	$ 495,300	$ —	$ —	$ —	$ 495,300
U.S. government agency entities	—	1,052	14,774	32,343	48,169
Mortgage-backed securities [1]	—	877	123,460	662,386	786,723
Collateralized mortgage obligations [1]	—	—	30	28,014	28,044
Corporate debt securities	29,648	213,906	2,780	—	246,334
Total	$ 524,948	$ 215,835	$ 141,044	$ 722,743	$ 1,604,570
Weighted-Average Yield:					
Securities Available-for-Sale:					
U.S. treasury securities	5.42%	—%	—%	—%	5.42%
U.S. government agency entities	—	5.46	5.50	5.76	5.67
Mortgage-backed securities [1]	—	2.85	2.64	2.54	2.55
Collateralized mortgage obligations [1]	—	—	3.65	3.37	3.37
Corporate debt securities	1.79	3.63	4.71	—	3.42
Total	5.22%	3.64%	2.98%	2.71%	3.68%

(1) Securities reflect stated maturities and do not reflect the impact of anticipated prepayments.

Equity Securities

For the year ended December 31, 2023, the Company recognized a net gain of $18.2 million due to the increase in fair value of equity investments with readily determinable fair values during the year, compared to a net gain of $392 thousand in 2022. Equity securities were $40.4 million as of December 31, 2023, compared to $22.2 million as of December 31, 2022.

Loans

Loans represented 91.0% of average interest-earning assets during 2023, compared with 90.2% during 2022. Gross loans increased by $1.30 billion, or 7.1%, to $19.55 billion at December 31, 2023, compared with $18.25 billion at December 31, 2022. The increase in gross loans was primarily attributable to the following:

- Total residential mortgage loans increased by $585.8 million, or 11.2%, to $5.84 billion at December 31, 2023, compared to $5.25 billion at December 31, 2022.

- Commercial real estate loans increased $935.9 million, or 10.6%, to $9.73 billion at December 31, 2023, compared to $8.79 billion at December 31, 2022. Total commercial real estate loans accounted for 49.8% of gross loans at December 31, 2023, compared to 48.2% at December 31, 2022. Commercial real estate loans consist primarily of commercial retail properties, shopping centers, owner-occupied industrial facilities, office buildings, multiple-unit apartments, hotels, and multi-tenanted industrial properties, and are typically secured by first deeds of trust on such commercial properties.

- Commercial loans decreased $13.7 million, or 0.4%, to $3.31 billion at December 31, 2023, compared to $3.32 billion at December 31, 2022. Commercial loans consist primarily of short-term loans (typically with a maturity of one year or less) to support general business purposes, or to provide working capital to businesses in the form of lines of credit, trade-finance loans, loans for commercial purposes secured by cash, and SBA loans.

- Real estate construction loans decreased $136.8 million, or 24.5%, to $442.6 million at December 31, 2023, compared to $559.4 million at December 31, 2022.

Our lending relates predominantly to activities in the states of California, New York, Texas, Washington, Massachusetts, Illinois, New Jersey, Maryland, and Nevada. We also lend to domestic clients who are engaged in international trade. Loans outstanding in our branch in Hong Kong were $341.9 million as of December 31, 2023, compared to $324.3 million as of December 31, 2022.

The classification of loans by type and amount outstanding as of December 31 for each of the past five years is presented below:

Loan Type and Mix

	As of December 31,				
	2023	**2022**	**2021**	**2020**	**2019**
	(In thousands)				
Commercial loans	$ 3,305,048	$ 3,318,778	$ 2,982,399	$ 2,836,833	$ 2,778,744
Residential mortgage loans and equity lines	6,084,666	5,577,500	4,601,493	4,569,944	4,436,561
Commercial real estate loans	9,729,581	8,793,685	8,143,272	7,555,027	7,275,262
Construction loans	422,647	559,372	611,031	679,492	579,864
Installment and other loans	6,198	4,689	4,284	3,100	5,050
Gross loans	19,548,140	18,254,024	16,342,479	15,644,396	15,075,481
Less:					
Allowance for loan losses	(154,562)	(146,485)	(136,157)	(166,538)	(123,224)
Unamortized deferred loan fees	(10,720)	(6,641)	(4,321)	(2,494)	(626)
Total loans, net	**$19,382,858**	**$18,100,898**	**$16,202,001**	**$15,475,364**	**$14,951,631**
Loans held for sale	$ —	$ —	$ —	$ —	$ —

The loan maturities in the table below are based on contractual maturities as of December 31, 2023. As is customary in the banking industry, loans that meet underwriting criteria can be renewed by mutual agreement between us and the borrower. Because we are unable to estimate the extent to which our borrowers will renew their loans, the table is based on contractual maturities. As a result, the data shown below should not be viewed as an indication of future cash flows.

Contractual Maturity of Loan Portfolio

	As of December 31, 2023			
	Within One Year	**One to Five Years**	**Over Five Years**	**Total**
	(In thousands)			
Commercial loans				
Floating rate	$ 2,596,362	$ 295,725	$ 116,529	$ 3,008,616
Fixed rate	179,543	32,863	84,026	296,432
Residential mortgage loans and equity lines				
Floating rate	15	2,031	4,188,435	4,190,481
Fixed rate	1,427	37,470	1,855,288	1,894,185
Commercial real estate loans				
Floating rate	480,943	1,818,422	3,774,019	6,073,384
Fixed rate	398,109	2,648,543	609,545	3,656,197
Construction loans				
Floating rate	334,802	80,108	—	414,910
Fixed rate	7,737	—	—	7,737
Installment and other loans				
Floating rate	5,927	170	101	6,198
Fixed rate	—	—	—	—
Gross loans	$ 4,004,865	$ 4,915,332	$ 10,627,943	$ 19,548,140
Floating rate	3,418,049	2,196,456	8,079,084	13,693,589
Fixed rate	586,816	2,718,876	2,548,859	5,854,551
Gross loans	$ 4,004,865	$ 4,915,332	$ 10,627,943	$ 19,548,140
Allowance for loan losses				(154,562)
Unamortized deferred loan fees				(10,720)
Total loans, net				$ 19,382,858

Deposits

The Bank primarily uses client deposits to fund its operations, and to a lesser extent advances from the Federal Home Loan Bank ("FHLB"), and other borrowings. The Bank's deposits are generally obtained from the Bank's geographic market area. The Bank utilizes traditional marketing methods to attract new clients and deposits, by offering a wide variety of products and services and utilizing various forms of advertising media. Although the vast majority of the Bank's deposits are retail in nature, the Bank does engage in certain wholesale activities, primarily accepting deposits generated by brokers. The Bank considers wholesale deposits to be an alternative borrowing source rather than a client relationship and, as such, their levels are determined by management's decisions as to the most economic funding sources. Brokered-deposits totaled $1.52 billion, or 7.9%, of total deposits, at December 31, 2023, compared to $1.15 billion, or 6.2%, at December 31, 2022.

The Bank's total deposits increased $820.2 million, or 4.4%, to $19.33 billion at December 31, 2023, from $18.51 billion at December 31, 2022, primarily due to a $2.32 billion, or 33.1%, increase in time deposits offset, in part, by a $763.0 million, or 20.0% decrease in money market deposits, and a $640.0 million, or 15.4%, decrease in Non-interest-bearing demand deposits. The following table displays the deposit mix balances as of the end of the past three years:

Deposit Mix

	Year Ended December 31,					
	2023		**2022**		**2021**	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
	(In thousands)					
Deposits						
Non-interest-bearing demand deposits	$ 3,529,018	18.3%	$ 4,168,989	22.5%	$ 4,492,054	24.9%
Interest bearing demand deposits	2,370,685	12.3	2,509,736	13.6	2,522,442	14.0
Money market deposits	3,049,754	15.8	3,812,724	20.6	4,611,579	25.5
Savings deposits	1,039,203	5.4	1,000,460	5.4	915,515	5.1
Time deposits	9,336,787	48.3	7,013,370	37.9	5,517,252	30.5
Total deposits	**$19,325,447**	**100.0%**	**$18,505,279**	**100.0%**	**$18,058,842**	**100.0%**

Average total deposits increased $900.4 million, or 4.9%, to $19.18 billion in 2023, compared with average total deposits of $18.28 billion in 2022.

The following table displays average deposits and rates for the past five years:

Average Deposits and Average Rates

	Year Ended December 31,									
	2023		**2022**		**2021**		**2020**		**2019**	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
	(In thousands)									
Deposits										
Non-interest-bearing demand deposits	$ 3,705,788	—%	$ 4,386,526	—%	$ 3,751,626	—%	$ 3,158,828	—%	$ 2,837,946	—%
Interest bearing demand deposits	2,388,080	1.71	2,471,256	0.33	2,047,177	0.11	1,591,924	0.18	1,290,752	0.18
Money market deposits	3,164,739	2.72	4,902,357	0.81	4,034,246	0.45	2,903,837	0.74	2,012,306	1.07
Savings deposits	1,070,405	0.83	1,118,967	0.08	897,663	0.09	759,581	0.13	731,027	0.20
Time deposits	8,849,293	3.75	5,398,808	1.04	5,979,191	0.68	7,268,738	1.54	7,459,800	2.05
Total deposits	**$19,178,305**	**2.44%**	**$18,277,914**	**0.58%**	**$16,709,903**	**0.37%**	**$15,682,908**	**0.87%**	**$14,331,831**	**1.24%**

Management considers the Bank's time deposits of $250 thousand or more, which totaled $5.48 billion at December 31, 2023, to be generally less volatile than other wholesale funding sources primarily because approximately 83.5% of the Bank's CDs of $250 thousand or more have been on deposit with the Bank for two years or more. Management monitors the CDs of $250 thousand or more portfolio to help identify any changes in the deposit behavior in the market and of the Bank's clients. As of December 31, 2023 and 2022, the Company had $8.71 billion and $9.21 billion, respectively, of uninsured deposits outstanding.

Approximately 99.7% of the Bank's CDs mature within one year as of December 31, 2023. The following tables display time deposits by maturity:

Time Deposits by Maturity

| | At December 31, 2023 | | |
	Time Deposits - under $250,000	Time Deposits - $250,000 and over	Total Time Deposits
	(In thousands)		
Less than three months	$ 1,712,890	$ 2,371,057	$ 4,083,947
Over three to six months	941,893	1,076,373	2,018,266
Over six to twelve months	1,189,018	2,021,646	3,210,664
Over twelve months	14,564	9,346	23,910
Total	$ **3,858,365**	$ **5,478,422**	$ **9,336,787**
Percent of total deposits	20.0%	28.3%	48.3%

The following table displays time deposits with a remaining term of more than one year at December 31, 2023:

Maturities of Time Deposits with a Remaining Term of More Than One Year for Each of the Five Years Following December 31, 2023

	(In thousands)
2025	$ 18,429
2026	$ 3,203
2027	$ 2,230
2028	$ 23
2029	$ 25

FDIC Special Assessment and Uninsured Deposits

In 2023, the FDIC Board of Directors approved a final rule to implement a special assessment to recover the loss to the Deposit Insurance Fund (DIF) associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The Federal Deposit Insurance Act (FDI Act) requires the FDIC to take this action in connection with the systemic risk determination announced on March 12, 2023.

- Under the final rule, the banks that benefited most from the assistance provided under the systemic risk determination will be charged a special assessment to recover losses to the DIF resulting from the protection of uninsured depositors. In general, large banks and regional banks, and particularly those with large amounts of uninsured deposits, were the banks most vulnerable to uninsured deposit runs and benefited most from the stability provided under the systemic risk determination.
- The FDIC estimates that 114 banking organizations will be subject to the special assessment, including 48 banking organizations with total assets over $50 billion and 66 banking organizations with total assets between $5 and $50 billion. No banking organizations with total assets under $5 billion will pay a special assessment, based on data for the December 31, 2022 reporting period.
- Currently, the FDIC estimates that of the total cost of the failures of Silicon Valley Bank and Signature Bank, approximately $16.3 billion was attributable to the protection of uninsured depositors. These loss estimates will be periodically adjusted as assets are sold, liabilities are satisfied, and receivership expenses are incurred.
- The special assessment will be collected at an annual rate of approximately 13.4 basis points for an anticipated total of eight quarterly assessment periods. Because the estimated loss pursuant to the systemic risk determination will

be periodically adjusted, the FDIC retains the ability to cease collection early, impose an extended special assessment collection period after the initial eight-quarter collection period to collect the difference between losses and the amounts collected, and impose a one-time final shortfall special assessment after both receiverships terminate.

- The special assessment will be collected beginning with the first quarterly assessment period of 2024 (i.e., January 1 through March 31, 2024) with an invoice payment date of June 28, 2024.

Each institution should account for the special assessment in accordance with U.S. generally accepted accounting principles (GAAP). In accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 450, Contingencies (FASB ASC Topic 450), an estimated loss from a loss contingency shall be accrued by a charge to income if information indicates that it is probable that a liability has been incurred and the amount of loss is reasonably estimable. Therefore, an institution will recognize in the Call Report and other financial statements the accrual of a liability and estimated loss (i.e., expense) from a loss contingency for the special assessment when the institution determines that the conditions for accrual under GAAP have been met. In addition, the General Instructions to the Call Report provide guidance on ASC Topic 855, Subsequent Events, which may be applicable. Similarly, each institution should account for any shortfall special assessment in accordance with FASB ASC Topic 450 when the conditions for accrual under GAAP have been met. As a result, the Company recorded an $11.3 million special assessment fee in the fourth quarter of 2023.

Long-term Debt

We established three special purpose trusts in 2003 and two in 2007 for the purpose of issuing Guaranteed Preferred Beneficial Interests in their Subordinated Debentures to outside investors ("Capital Securities"). The proceeds from the issuance of the Capital Securities as well as our purchase of the common stock of the special purpose trusts were invested in Junior Subordinated Notes of the Company ("Junior Subordinated Notes"). The trusts exist for the purpose of issuing the Capital Securities and investing in Junior Subordinated Notes. Subject to some limitations, payment of distributions out of the monies held by the trusts and payments on liquidation of the trusts, or the redemption of the Capital Securities, are guaranteed by the Company to the extent the trusts have funds on hand at such time. The obligations of the Company under the guarantees and the Junior Subordinated Notes are subordinate and junior in right of payment to all indebtedness of the Company and will be structurally subordinated to all liabilities and obligations of the Company's subsidiaries. The Company has the right to defer payments of interest on the Junior Subordinated Notes at any time or from time to time for a period of up to twenty consecutive quarterly periods with respect to each deferral period. Under the terms of the Junior Subordinated Notes, the Company may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock if it has deferred payment of interest on any Junior Subordinated Notes.

As of December 31, 2023, Junior Subordinated Notes totaled $119.1 million with a weighted average interest rate of 7.54%, compared to $119.1 million with a weighted average rate of 4.01% as of December 31, 2022. The Junior Subordinated Notes have a stated maturity term of 30 years and qualify as Total Capital for these periods.

Off-Balance-Sheet Arrangements, Commitments, Guarantees, and Contractual Obligations

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in the Consolidated Balance Sheets. We enter into these transactions to meet the financing needs of our clients. These transactions include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the Consolidated Balance Sheets.

Loan Commitments. We enter into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of our commitments to extend credit are contingent upon clients maintaining specific credit standards at the time of loan funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for credit losses.

Standby Letters of Credit. Standby letters of credit are written conditional commitments issued by us to secure the obligations of a client to a third party. In the event the client does not perform in accordance with the terms of an agreement with the third party, we would be required to fund the commitment. The maximum potential amount of future payments we could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, we would be entitled to seek reimbursement from the client. Our policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Capital Resources

Capital Adequacy

Management seeks to retain our capital at a level sufficient to support future growth, protect depositors and stockholders, and comply with various regulatory requirements. The primary measure of capital adequacy is based on the ratio of risk-based capital to risk-weighted assets. At December 31, 2023, the Company's Tier 1 risk-based capital ratio of 12.84%, total risk-based capital ratio of 14.31%, and Tier 1 leverage capital ratio of 10.55%, calculated under the Basel III Capital Rules, continue to place the Company in the "well capitalized" category for regulatory purposes, which is defined as institutions with a Tier 1 risk-based capital ratio equal to or greater than 8%, a total risk-based capital ratio equal to or greater than 10%, and a Tier 1 leverage capital ratio equal to or greater than 5%. At December 31, 2022, the Company's Tier 1 risk-based capital ratio was 12.21%, total risk-based capital ratio was 13.73%, and Tier 1 leverage capital ratio was 10.08%.

A table displaying the Bancorp's and the Bank's capital and leverage ratios at December 31, 2023, and 2022, is included in Note 23 to the Consolidated Financial Statements.

Dividend Policy

Holders of common stock are entitled to dividends as and when declared by our Board of Directors out of funds legally available for the payment of dividends. Although we have historically paid cash dividends on our common stock, we are not required to do so. We increased the common stock dividend from $0.24 per share in the fourth quarter of 2017, to $0.31 per share in the fourth quarter of 2018, to $0.34 per share in the fourth quarter of 2021. The amount of future dividends will depend on our earnings, financial condition, capital requirements and other factors, and will be determined by our Board of Directors. The terms of our Junior Subordinated Notes also limit our ability to pay dividends. If we are not current in our payment of dividends on our Junior Subordinated Notes, we may not pay dividends on our common stock.

Substantially all of the revenues of the Company available for payment of dividends derive from amounts paid to it by the Bank. The Bank paid dividends to the Bancorp totaling $134.0 million during 2023, $232.8 million during 2022, and $230.0 million during 2021.

The Federal Reserve Board issued Federal Reserve Supervision and Regulation Letter SR-09-4 that states that bank holding companies are expected to inform and consult with the Federal Reserve supervisory staff prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid.

Under California State banking law, the Bank may not without regulatory approval pay a cash dividend which exceeds the lesser of the Bank's retained earnings or its net income for the last three fiscal years, less any cash distributions made during that period. Under this regulation, the amount of retained earnings available for cash dividends to the Company immediately after December 31, 2023, was restricted to approximately $420.4 million. For additional information on statutory and regulatory limitations on the ability of Bancorp to pay dividends to its shareholders and on the Bank to pay dividends to Bancorp, see "Item 1. Business-Regulation and Supervision — Dividends."

Risk Elements of the Loan Portfolio

Non-performing Assets

Non-performing assets include loans past due 90 days or more and still accruing interest, non-accrual loans, and OREO. Our policy is to place loans on non-accrual status if interest and principal or either interest or principal is past due 90 days or more, or in cases where management deems the full collection of principal and interest unlikely. After a loan is placed on non-accrual status, any previously accrued but unpaid interest is reversed and charged against current income and subsequent payments received are generally first applied towards the outstanding principal balance of the loan. Depending on the circumstances, management may elect to continue the accrual of interest on certain past due loans if partial payment is received and/or the loan is well collateralized and in the process of collection. The loan is generally returned to accrual status when the borrower has brought the past due principal and interest payments current and, in the opinion of management, the borrower has demonstrated the ability to make future payments of principal and interest as scheduled.

Management reviews the loan portfolio regularly to identify problem loans. During the ordinary course of business, management may become aware of borrowers that may not be able to meet the contractual requirements of their loan agreements. Such loans are placed under closer supervision with consideration given to placing the loan on non-accrual status, the need for an additional allowance for loan losses, and (if appropriate) partial or full charge-off.

Total non-performing portfolio assets increased $8.8 million, or 10.4%, to $93.3 million at December 31, 2023, compared to $84.5 million at December 31, 2022, primarily due to an increase of $15.4 million in Other real estate owned, offset by decrease of $6.6 million in total non-performing loans.

As a percentage of gross loans, excluding loans held for sale, plus OREO, our non-performing assets increased to 0.48% at December 31, 2023, from 0.46% at December 31, 2022. The non-performing portfolio loan, excluding loans held for sale, coverage ratio, defined as the allowance for credit losses to non-performing loans, excluding loans held for sale, increased to 221.6% at December 31, 2023, from 193.0% at December 31, 2022. The following table presents the breakdown of total non-accrual, past due, and restructured loans for the past five years:

Non-accrual, Past Due and Restructured Loans

	As of December 31,				
	2023	2022	2021	2020	2019
	(In thousands)				
Accruing loans past due 90 days or more	$ 7,157	$ 11,580	$ 1,439	$ 4,982	$ 6,409
Non-accrual loans	66,681	68,854	65,846	67,684	40,523
Total non-performing loans	73,838	80,434	67,285	72,666	46,932
Other real estate owned	19,441	4,067	4,368	4,918	10,244
Total non-performing assets	**$ 93,279**	**$ 84,501**	**$ 71,653**	**$ 77,584**	**$ 57,176**
Accruing loan modifications to borrowers experiencing financial difficulties [1]	$ 2,872	$ —	$ —	$ —	$ —
Accruing troubled debt restructurings (TDRs)	$ —	$ 15,145	$ 12,837	$ 27,721	$ 35,336
Non-accrual TDRs (included in non-accrual loans)	$ —	$ 6,348	$ 8,175	$ 8,985	$ 18,048
Non-accrual loans held for sale	$ —	$ —	$ —	$ —	$ —
Non-performing assets as a percentage of gross loans and OREO at year-end	0.48%	0.46%	0.44%	0.50%	0.38%
Allowance for credit losses as a percentage of gross loans	0.84%	0.85%	0.88%	1.10%	0.84%
Allowance for credit losses as a percentage of non-performing loans	221.58%	192.97%	212.91%	237.27%	270.77%

(1) Current period modifications to borrowers experiencing financial difficulties are reported in accordance with the new guidance under ASU 2022-02.

The effect of non-accrual loans on interest income for the past five years is presented below:

	Year Ended December 31,				
	2023	2022	2021	2020	2019
	(In thousands)				
Non-accrual Loans					
Contractual interest due	$ 6,270	$ 4,620	$ 4,032	$ 3,093	$ 1,775
Interest recognized	321	435	1,074	1,008	85
Net interest foregone	**$ 5,949**	**$ 4,185**	**$ 2,958**	**$ 2,085**	**$ 1,690**

As of December 31, 2023, there were no commitments to lend additional funds to those borrowers whose loans had been restructured, were considered impaired, or were on non-accrual status.

Non-accrual Loans

Total non-accrual portfolio loans were $66.7 million at December 31, 2023, decreased $2.2 million, or 3.2%, from $68.9 million at December 31, 2022. The allowance for the collateral-dependent loans is calculated based on the difference between the outstanding loan balance and the value of the collateral as determined by recent appraisals, sales contracts, or other available market price information, less cost to sell. The allowance for collateral-dependent loans varies from loan to loan based on the collateral coverage of the loan at the time of designation as non-performing. We continue to monitor the collateral coverage of these loans, based on recent appraisals, on a quarterly basis and adjust the allowance accordingly.

The following tables present the type of properties securing the non-accrual portfolio loans and the type of businesses the borrowers engaged in as of the dates indicated:

| | December 31, 2023 | | December 31, 2022 | |
| | Real Estate [1] | Commercial | Real Estate [1] | Commercial |
	(In thousands)			
Type of Collateral				
Single/multi-family residence	$ 16,400	$ 3,363	$ 9,215	$ 1,998
Commercial real estate	35,877	—	33,859	—
Land	—	—	—	2,518
Personal property (UCC)	—	11,041	8	21,256
Total	**$ 52,277**	**$ 14,404**	**$ 43,082**	**$ 25,772**

(1) Real estate includes commercial real estate loans, real estate construction loans, and residential mortgage loans, equity lines and installment & other loans.

| | December 31, 2023 | | December 31, 2022 | |
| | Real Estate [1] | Commercial | Real Estate [1] | Commercial |
	(In thousands)			
Type of Business				
Real estate development	$ 25,429	$ —	$ 32,206	$ 50
Wholesale/Retail	14,350	13,215	1,907	11,628
Food/Restaurant	71	361	85	479
Import/Export	—	828	—	13,382
Other	12,427	—	8,884	233
Total	**$ 52,277**	**$ 14,404**	**$ 43,082**	**$ 25,772**

(1) Real estate includes commercial real estate loans, real estate construction loans, and residential mortgage loans, equity lines and installment & other loans.

As of December 31, 2023, recorded investment in non-accrual loans was $66.7 million compared to $68.9 million as of December 31, 2022. For non-accrual loans, the amounts previously charged off represent 15.8% of the contractual balances for non-accrual loans as of December 31, 2023. As of December 31, 2023, $52.3 million, or 78.4%, of the $66.7 million of non-accrual loans were secured by real estate compared to $43.1 million, or 62.6% of the $68.9 million of non-accrual loans that were secured by real estate as of December 31, 2022. The Bank generally seeks to obtain current appraisals, sales contracts, or other available market price information intended to provide updated factors in evaluating potential loss.

The allowance for loan losses to non-performing loans was 209.3% at December 31, 2023, compared to 182.1% at December 31, 2022, primarily due to a decrease in non-performing loans. Non-accrual loans also include those modifications to borrowers experiencing financial difficulties (TDR's in 2022) that do not qualify for accrual status.

The following table presents non-accrual loans and the related allowance as of December 31, 2023 and 2022:

	As of December 31, 2023					
	Unpaid Principal Balance		Recorded Investment		Allowance	
	(In thousands)					
With no allocated allowance:						
Commercial loans	$	26,310	$	14,404	$	—
Construction loans		7,736		7,736		—
Commercial real estate loans		41,725		32,030		—
Residential mortgage and equity lines		12,957		12,511		—
Installment and other loans		—		—		—
Subtotal	$	88,728	$	66,681	$	—
With allocated allowance:						
Commercial loans	$	—	$	—	$	—
Commercial real estate loans		—		—		—
Residential mortgage and equity lines		—		—		—
Subtotal	$	—	$	—	$	—
Total non-accrual loans	$	**88,728**	$	**66,681**	$	**—**

	As of December 31, 2022					
	Unpaid Principal Balance		Recorded Investment		Allowance	
	(In thousands)					
With no allocated allowance:						
Commercial loans	$	27,341	$	12,949	$	—
Commercial real estate loans		37,697		32,205		—
Residential mortgage and equity lines		9,626		8,978		
Installment and other loans		9		8		—
Subtotal	$	74,673	$	54,140	$	—
With allocated allowance:						
Commercial loans	$	14,643	$	12,823	$	3,734
Commercial real estate loans		1,896		1,891		207
Subtotal	$	16,539	$	14,714	$	3,941
Total non-accrual loans	$	**91,212**	$	**68,854**	$	**3,941**

Loan Interest Reserves

In accordance with customary banking practice, construction loans and land development loans generally are originated where interest on the loan is disbursed from pre-established interest reserves included in the total original loan commitment. Our construction and land development loans generally include optional renewal terms after the maturity of the initial loan term. New appraisals are obtained prior to extension or renewal of these loans in part to determine the appropriate interest reserve to be established for the new loan term. Loans with interest reserves are generally underwritten to the same criteria, including loan to value and, if applicable, pro forma debt service coverage ratios, as loans without interest reserves. Construction loans with interest reserves are monitored on a periodic basis to gauge progress towards completion. Interest reserves are frozen if it is determined that additional draws would result in a loan to value ratio that exceeds policy maximums based on collateral property type. Our policy limits in this regard are consistent with supervisory limits and range from 50% in the case of land to 85% in the case of one to four family residential construction projects.

As of December 31, 2023, construction loans of $220.6 million were disbursed with pre-established interest reserves of $41.3 million compared to $443.9 million of such loans disbursed with pre-established interest reserves of $54.5 million at December 31, 2022. The balance for construction loans with interest reserves which have been extended was $6.4 million with pre-established interest reserves of $0.5 million at December 31, 2023, compared to $34.4 million with pre-established interest reserves of $1.0 million at December 31, 2022. Land loans of $12.9 million were disbursed with pre-established interest reserves of $0.4 million at December 31, 2023, compared to $48.6 million of land loans disbursed with pre-established interest reserves of $1.6 million at December 31, 2022. There were no land loans with interest reserves which have been extended at December 31, 2023, compared to $0.9 million with pre-established interest reserves of $58 thousand at December 31, 2022.

At December 31, 2023 and December 31, 2022, the Bank had no loans on non-accrual status with available interest reserves. At December 31, 2023 and 2022, there were no non-accrual residential loans, non-accrual non-residential construction loans and non-accrual land loans that were originated with pre-established interest reserves, respectively. While we typically expect loans with interest reserves to be repaid in full according to the original contractual terms, some loans may require one or more extensions beyond the original maturity before full repayment. Typically, these extensions are required due to construction delays, delays in the sale or lease of property, or some combination of these two factors.

Loan Concentration

Most of the Company's business activities are with clients located in the high-density Asian-populated areas of Southern and Northern California; New York City; New York; Dallas and Houston, Texas; Seattle, Washington; Boston, Massachusetts; Chicago, Illinois; Nevada; New Jersey; Rockville, Maryland and Las Vegas, Nevada. The Company also has loan clients in Hong Kong. The Company has no specific industry concentration, and generally our loans are collateralized with real property or other pledged collateral of the borrowers. The Company generally expects our loans to be paid off from the operating profits of the borrowers, refinancing by another lender, or through sale by the borrowers of the collateral. There are no loan concentrations to multiple borrowers in similar activities that exceeded 10% of total loans as of December 31, 2023 or as of December 31, 2022.

The Federal banking regulatory agencies issued final guidance on December 6, 2006, regarding risk management practices for financial institutions with high or increasing concentrations of commercial real estate ("CRE") loans on their balance sheets. The regulatory guidance reiterates the need for sound internal risk management practices for those institutions that have experienced rapid growth in CRE lending, have notable exposure to specific types of CRE, or are approaching or exceeding the supervisory criteria used to evaluate the CRE concentration risk, but the guidance is not to be construed as a limit for CRE exposure. The supervisory criteria are: (1) total reported loans for construction, land development, and other land represent 100% of the institution's total risk-based capital, and (2) both total CRE loans represent 300% or more of the institution's total risk-based capital and the institution's CRE loan portfolio has increased 50% or more within the last thirty-six months. The Bank's loans for construction, land development, and other land represented 19% of total risk-based capital as of December 31, 2023, and 27% as of December 31, 2022. Total CRE loans represented 292% of total risk-based capital as of December 31, 2023, and 287% as of December 31, 2022, which were within the Bank's internal limit of 400% of total capital. See Part I — Item 1A — "Risk Factors" for a discussion of some of the factors that may affect us.

CRE and Construction Loans ("CREC")

The Company's total CREC loan portfolio is diversified by property type with an average CREC loan size of $1.8 million and $1.7 million as of December 31, 2023 and 2022, respectively. The following table summarizes the Company's total CREC loans by property type as of December 31, 2023 and 2021:

($ In thousands)	As of December 31, 2023		As of December 31, 2022	
	Amount	%	Amount	%
Property type:				
Retail	$ 2,279,677	22%	$ 1,963,871	21%
Multifamily	2,602,430	26%	1,979,340	21%
Office	1,538,701	15%	1,627,642	17%
Warehouse	1,185,121	12%	1,118,335	12%
Industrial	557,630	5%	533,159	6%
Hospitality	317,111	3%	325,416	3%
Construction & Land	494,495	5%	667,088	7%
Other	1,177,063	12%	1,138,206	12%
Total CRE loans	**$ 10,152,228**	**100%**	**$ 9,353,057**	**100%**

The weighted-average loan-to-value ("LTV") ratio of the total CREC loan portfolio was 50% and 51% as of December 31, 2023 and 2022, respectively. Most of our CREC loan property types had a low weighted-average LTV ratio. Approximately 83% of total CREC loans had an LTV ratio of 60% or lower as of December 31, 2023 and 2022, respectively.

The following tables provide a summary of the Company's CREC, multifamily residential, and construction and land loans by geography as of December 31, 2023 and 2022. The distribution of the total CREC loan portfolio reflects the Company's geographical footprint, which is primarily concentrated in California:

($ in thousands)	As of December 31, 2023							
	CRE	%	Multifamily Residential	%	Construction and Land	%	Total	%
Geographic markets:								
Southern California	$ 2,415,516		$ 931,886		$ 304,268		$ 3,651,670	
Northern California	1,060,242		169,060		30,014		1,259,316	
California	3,475,758	49%	1,100,946	42%	334,282	68%	4,910,986	48%
New York	2,134,507	30%	1,113,554	43%	119,849	24%	3,367,910	33%
Texas	352,005	5%	108,120	4%	—	0%	460,125	5%
Illinois	235,440	3%	45,822	2%	250	0%	281,512	3%
New Jersey	125,324	2%	16,496	1%	7,423	2%	149,243	1%
Nevada	156,199	2%	31,463	1%	22,183	4%	209,845	2%
Washington	89,016	1%	146,909	6%	2,603	1%	238,528	2%
Other markets	487,053	7%	39,120	2%	7,906	2%	534,079	5%
Total loans	**$ 7,055,302**	**100%**	**$ 2,602,430**	**100%**	**$ 494,496**	**100%**	**$ 10,152,228**	**100%**

($ in thousands)	As of December 31, 2022							
	CRE	%	Multifamily Residential	%	Construction and Land	%	Total	%
Geographic markets:								
Southern California	$ 2,315,666		$ 638,694		$ 376,679		$ 3,331,039	
Northern California	1,070,422		183,665		53,739		1,307,826	
California	3,386,088	50%	822,359	42%	430,418	65%	4,638,865	50%
New York	2,015,945	30%	882,471	45%	209,112	31%	3,107,528	33%
Texas	323,984	5%	53,055	3%	—	0%	377,039	4%
Illinois	201,414	3%	46,176	2%	250	0%	247,840	3%
New Jersey	125,956	2%	16,046	1%	3,655	1%	145,657	2%
Nevada	136,374	2%	35,748	2%	15,384	2%	187,506	2%
Washington	82,271	1%	85,530	4%	3,693	1%	171,494	2%
Other markets	434,598	6%	37,954	2%	4,576	1%	477,128	5%
Total loans	**$ 6,706,630**	**100%**	**$ 1,979,339**	**100%**	**$ 667,088**	**100%**	**$ 9,353,057**	**100%**

As 48% and 50% of total CREC loans were concentrated in California as of December 31, 2023 and December 31, 2022, respectively, changes in California's economy and real estate values could have a significant impact on the collectability of these loans and the required level of allowance for loan losses. For additional information related to the higher degree of risk from a downturn in the California real estate markets.

Commercial — Commercial Real Estate Loans. The Company focuses on providing financing to experienced real estate investors and developers who have moderate levels of leverage, many of whom are long-time customers of the Bank. CRE loans totaled $7.06 billion as of December 31, 2023, compared with $6.71 billion as of December 31, 2022, and accounted for 36% and 37% of total loans held-for-investment as of December 31, 2023 and 2022, respectively. Interest rates on CRE loans may be fixed, variable or hybrid. As of December 31, 2023, 63% of our CRE portfolio was variable rate. In comparison, as of December 31, 2022, 68% of our CRE portfolio was variable rate. Loans are underwritten with conservative standards for cash flows, debt service coverage and LTV.

Owner-occupied properties comprised 23% of the CRE loans as of December 31, 2023 and 2022, respectively. The remainder were non-owner-occupied properties, where 50% or more of the debt service for the loan is typically provided by rental income from an unaffiliated third party.

Commercial — Multifamily Residential Loans. The multifamily residential loan portfolio is largely comprised of loans secured by residential properties with five or more units. Multifamily residential loans totaled $2.60 billion as of December 31, 2023, compared with $1.98 billion as of December 31, 2022, and accounted for 13% and 11% of total loans held-for-investment as of December 31, 2023 and 2022, respectively. The Company offers a variety of first lien mortgages, including fixed- and variable-rate loans. As of December 31, 2023, 60% of our multifamily residential loan portfolio was variable rate. In comparison, as of December 31, 2022, 74% of our multifamily residential loan portfolio was variable rate.

Commercial — Construction and Land Loans. Construction and land loans provide financing for diversified projects by real estate property type. Construction and land loans totaled $494.5 million as of December 31, 2023, compared with $667.1 million as of December 31, 2022, and accounted for 3% and 4% of total loans held-for-investment as of December 31, 2023 and 2022, respectively. Construction loan exposure was made up of $422.6 million in loans outstanding, plus $280.5 million in unfunded commitments as of December 31, 2023, compared with $559.4 million in loans outstanding, plus $449.9 million in unfunded commitments as of December 31, 2022. Land loans totaled $71.8 million as of December 31, 2023, compared with $107.7 million as of December 31, 2022.

Allowance for Credit Losses

The Company maintains the allowance for credit losses at a level that the Bank's management considers appropriate to cover the estimated and known inherent risks in the loan portfolio and off-balance sheet unfunded credit commitments. Allowance for credit losses is comprised of allowances for loan losses and for off-balance sheet unfunded credit commitments. With this risk management objective, the Bank's management has an established monitoring system that is designed to identify individually evaluated and potential problem loans, and to permit periodic evaluation of impairment and the appropriate level of the allowance for credit losses in a timely manner.

In addition, the Company's Board of Directors has established a written credit policy that includes a credit review and control system that it believes should be effective in ensuring that the Bank maintains an appropriate allowance for credit losses. The Board of Directors provides oversight for the allowance evaluation process, including quarterly evaluations, and determines whether the allowance is appropriate to absorb losses in the credit portfolio. The determination of the amount of the allowance for credit losses and the provision for credit losses is based on management's current judgment about the credit quality of the loan portfolio and takes into consideration known relevant internal and external factors that affect collectability when determining the appropriate level for the allowance for credit losses. The nature of the process by which the Bank determines the appropriate allowance for credit losses requires the exercise of considerable judgment. Additions or reductions to the allowance for credit losses are made by charges or credits to the provision for credit losses. While management utilizes its business judgment based on the information available, the ultimate appropriateness of the allowance is dependent upon a variety of factors, many of which are beyond the Bank's control, including but not limited to the performance of the Bank's loan portfolio, the economy and market conditions, macroeconomic factors, and the view of the regulatory authorities toward loan classifications. Identified credit exposures that are determined to be uncollectible are charged against the allowance for credit losses. Recoveries of previously charged-off amounts, if any, are credited to the allowance for credit losses. A weakening of the economy or other factors that adversely affect asset quality can result in an increase in the number of delinquencies, bankruptcies, and defaults, and a higher level of non-performing assets, net charge-offs, and provision for loan losses. See Part I — Item 1A — "Risk Factors" for additional factors that could cause actual results to differ materially from forward-looking statements or historical performance.

The allowance for loan losses was $154.6 million and the allowance for off-balance sheet unfunded credit commitments was $9.1 million at December 31, 2023, which represented the amount believed by management to be appropriate to absorb credit losses inherent in the loan portfolio, including unfunded credit commitments. The allowance for credit losses, which is the sum of the allowances for loan losses and for off-balance sheet unfunded credit commitments, was $163.7 million at December 31, 2023, compared to $155.2 million at December 31, 2022. The allowance for credit losses represented 0.84% of period-end gross loans and 221.6% of non-performing loans at December 31, 2023. The comparable ratios were 0.85% of period-end gross loans and 193.0% of non-performing loans at December 31, 2022.

Critical Accounting Policies and Estimates

Our accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition. We identify critical policies and estimates as those that require management to make particularly difficult, subjective, and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. We have identified the policy and estimate related to the allowance for credit losses on loans as a critical accounting policy.

Our critical accounting policies and estimates are described in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report Form 10-K. For more information, please also see Note 1, Summary of Significant Accounting Policies contained in Item 8, Financial Statements and Supplementary Data.

Expected Credit Losses Estimate for Loans

The allowance for credit losses is the combination of the allowance for loan losses and the reserve for unfunded loan commitments. The allowance for loan losses is reported as a reduction of the amortized cost basis of loans, while the reserve for unfunded loan commitments is included within "Other liabilities" on the Consolidated Balance Sheets. The amortized cost basis of loans does not include interest receivable shown separately on the Consolidated Balance Sheets. The "Provision for credit losses" on the Consolidated Statement of Operations and Comprehensive Income is a combination of the provision for loan losses and the provision for unfunded loan commitments.

Under the CECL methodology, expected credit losses reflect losses over the remaining contractual life of an asset, considering the effect of prepayments and available information about the collectability of cash flows, including information about relevant historical experience, current conditions, and reasonable and supportable forecasts of future events and circumstances. Thus, the CECL methodology incorporates a broad range of information in developing credit loss estimates. For further information regarding the calculation of the allowance for credit losses on loans held for investment using the CECL methodology effective January 1, 2021, see Notes 1 and 5 to the Consolidated Financial Statements contained in "Item 8. Financial Statements and Supplementary Data."

In calculating our allowance for credit losses for the year ended 2023, the change in Moody's forecast of future GDP, unemployment rates, CRE and home price indexes, did not result in a significant impact to the allowance for credit losses. Our methodology and framework along with the 8-quarter reasonable and supportable forecast period and the 4-quarter reversion period have remained consistent since the implementation of CECL on January 1, 2021. Certain management assumptions are reassessed every quarter based on current expectations for credit losses, while other assumptions are assessed and updated on at least an annual basis.

The use of different economic forecasts, whether based on different scenarios, the use of multiple or single scenarios, or updated economic forecasts and scenarios, can change the outcome of the calculations. In addition to the economic forecasts, there are numerous components and assumptions that are integral to the overall estimation of allowance for credit losses.

The determination of the allowance for credit losses is complex and dependent on numerous models, assumptions, and judgments made by management. Management's current expectation for credit losses as quantified in the allowance for credit losses, considers the impact of assumptions and is reflective of historical credit experience, economic forecasts viewed to be reasonable and supportable, current loan composition, and relative credit risks known as of the balance sheet date.

Under the Company's CECL methodology, nine portfolio segments with similar risk characteristics are evaluated for expected loss. Six portfolios are modeled using econometric models and three smaller portfolios are evaluated using a simplified loss-rate method that calculates lifetime expected credit losses for the respective pools (simplified approach). The six portfolios subject to econometric modeling include residential mortgages; commercial and industrial loans ("C&I"); construction loans; commercial real estate ("CRE") for multifamily loans; CRE for owner-occupied loans; and other CRE loans. We estimate the probability of default during the reasonable and supportable forecast period using separate econometric regression models developed to correlate macroeconomic variables, (GDP, unemployment, CRE prices and residential mortgage prices) to historical credit performance for each of the six loan portfolios from the fourth quarter of 2007 to the fourth quarter of 2022. Loss given default rates are computed based on the net charge-offs recognized divided by the exposure at default of defaulted loans starting with the fourth quarter of 2007 through the fourth quarter of 2022. The probability of default and the loss given default rates are applied to the expected amount at default at the loan level based on contractual scheduled payments and estimated prepayments. The amounts so calculated comprise the quantitative portion of the allowance for credit losses.

The Company's CECL methodology utilizes an eight-quarter reasonable and supportable ("R&S") forecast period, and a four-quarter reversion period. Management relies on multiple forecasts, blending them into a single loss estimate. Generally speaking, the blended scenario approach would include the Baseline, the Alternative Scenario 1 – Upside – 10th Percentile and the Alternative Scenario 3 – Downside – 90th Percentile forecasts. After the R&S period, the Company reverts linearly for the four-quarter reversion period to the long-term loss rates for each of the six portfolios of loans. The contractual term excludes renewals and modifications but includes pre-approved extensions and prepayment assumptions where applicable.

Our allowance for credit losses is sensitive to a number of inputs, including macroeconomic forecast assumptions and credit rating migrations during the period. Our macroeconomic forecasts used in determining the December 31, 2023, allowance for credit losses consisted of three scenarios as provided by an outside forecaster. As of December 31, 2022, since the baseline scenario did not forecast a recession in the R&S period, we increased the weighting of the downside scenario to mirror the consensus among economists and reflect our expectations that a recession in the forecast period was more likely than not. During the fourth quarter of 2023, in light of the continued strength of the economy, we maintained the weighting established in the third quarter of 2023 which slightly reduced the weight given to the most severe scenario. The baseline scenario reflects modest ongoing GDP growth and a modest increase in the unemployment rate peaking at 4.1% in the first quarter of 2025. Relative to the baseline scenario, the upside scenario reflects higher GDP growth and lower unemployment rates with the stronger economy resulting in slightly higher inflation, though the Federal Reserve is projected to cut the Fed funds rate starting in the third quarter of 2024. The downside scenario contemplates a recession due to the weakening economy as concerns about inflation keep the Fed funds rate elevated, decreasing to 4.7% in the second quarter of 2024, resulting in negative GDP growth for three quarters peaking at -3.5% in the second quarter of 2024, rising unemployment that peaks at 7.7% in the first quarter of 2025, and a decline in CRE prices of 20.8% and decline in residential home prices of 14.8% during the forecast period. As of December 31, 2023, we placed the same weight on our downside and base scenario, with a small weighting on the upside scenario.

Keeping all other factors constant, we estimate that if we had applied 100% weighting to the downside scenario, the allowance for credit losses as of December 31, 2023, would have been approximately $36.1 million higher. This estimate is intended to reflect the sensitivity of the allowance for credit losses to changes in our scenario weights and is not intended to be indicative of future changes in the allowance for credit losses.

Management believes the allowance for credit losses is appropriate for the current expected credit losses in our loan portfolio and associated unfunded commitments, and the credit risk ratings and loss rates currently assigned are reasonable and appropriate as of the reporting date. It is possible that others, given the same information, may at any point in time reach different conclusions that could result in a significant impact to the Company's financial statements.

The following table sets forth the information relating to the allowance for loan losses, charge-offs, recoveries, and the reserve for off-balance sheet credit commitments for the past five years:

Allowance for Credit Losses

		Amount Outstanding as of December 31,			
	2023	2022	2021	2020	2019
			(In thousands)		
Allowance for loan losses					
Balance at beginning of year	$ 146,485	$ 136,157	$ 166,538	$ 123,224	$ 122,391
Impact of ASU 2016-13 adoption	—	—	(1,560)	—	—
Adjusted beginning balance	$ 146,485	$ 136,157	$ 164,978	$ 123,224	$ 122,391
Provision/(reversal) for credit losses	25,655	12,913	(11,210)	57,500	(7,000)
Charge-offs:					
Commercial loans	(13,909)	(3,222)	(20,051)	(21,996)	(6,997)
Construction loans	(4,221)	—	—	—	—
Commercial real estate loans and residential mortgage loans	(5,341)	(2,152)	(3)	—	—
Installment loans and other loans	(15)	(116)	—	—	—
Total charge-offs	(23,486)	(5,490)	(20,054)	(21,996)	(6,997)
Recoveries:					
Commercial loans	2,990	2,465	1,706	7,267	4,155
Construction loans	—	6	76	—	4,612
Commercial real estate loans and residential mortgage loans	2,918	432	661	543	6,063
Installment loans and other loans	—	2	—	—	—
Total recoveries	5,908	2,905	2,443	7,810	14,830
Balance at end of period	$ 154,562	$ 146,485	$ 136,157	$ 166,538	$ 123,224
Reserve for off-balance sheet credit commitments					
Balance at beginning of year	$ 8,730	$ 7,100	$ 5,880	$ 3,855	$ 2,250
Impact of ASU 2016-13 adoption	—	—	6,018	—	—
Adjusted beginning balance	$ 8,730	$ 7,100	$ 11,898	$ 3,855	$ 2,250
Provision/(reversal) for credit losses	323	1,630	(4,798)	2,025	1,605
Balance at the end of period	$ 9,053	$ 8,730	$ 7,100	$ 5,880	$ 3,855
Average loans outstanding during the year [1]	$18,763,271	$17,631,943	$15,827,550	$15,500,910	$14,510,678
Ratio of net charge-offs/(recoveries) to average loans outstanding during the year [1]	0.09%	0.01%	0.11%	0.09%	(0.05)%
Provision/(reversal) for credit losses to average loans outstanding during the year [1]	0.14%	0.07%	(0.07)%	0.37%	(0.05)%
Allowance for credit losses to non-performing portfolio loans at year-end [2]	221.58%	192.97%	212.91%	237.27%	270.77%
Allowance for credit losses to gross loans at year-end [1]	0.84%	0.85%	0.88%	1.10%	0.84%

(1) Excluding loans held for sale
(2) Excluding non-accrual loans held for sale

The table set forth below reflects management's allocation of the allowance for loan losses by loan category and the ratio of each loan category to the total loans as of the dates indicated:

Allocation of Allowance for Loan Losses
As of December 31,

	2023		2022		2021		2020		2019	
	Amount	Percentage of Loans in Each Category to Average Gross Loans	Amount	Percentage of Loans in Each Category to Average Gross Loans	Amount	Percentage of Loans in Each Category to Average Gross Loans	Amount	Percentage of Loans in Each Category to Average Gross Loans	Amount	Percentage of Loans in Each Category to Average Gross Loans
					(In thousands)					
Type of Loans:										
Commercial loans..........	$ 53,791	17.1%	$ 49,435	18.2%	$ 43,394	18.4%	$ 68,742	18.8%	$ 57,021	18.9%
Residential mortgage loans and equity lines..........	18,140	31.0	18,232	30.2	25,379	28.7	17,737	29.4	13,108	29.1
Commercial real estate loans.........	74,428	49.1	68,366	48.2	61,081	48.7	49,205	47.8	33,602	48.0
Construction loans.........	8,180	2.8	10,417	3.4	6,302	4.2	30,854	4.0	19,474	4.0
Installment and other loans.........	23	—	35	—	1	—	—	—	19	—
Total	$ 154,562	100.0%	$ 146,485	100.0%	$ 136,157	100.0%	$ 166,538	100.0%	$ 123,224	100.0%

The allowance allocated to commercial loans was $53.8 million at December 31, 2023, compared to $49.4 million at December 31, 2022. The increase was primarily due to a reserve for a borrower in the health care industry.

The allowance allocated to residential mortgage loans and equity lines was $18.1 million at December 31, 2023, compared to $18.2 million at December 31, 2022.

The allowance allocated to commercial real estate loans was $74.4 million at December 31, 2023, compared to $68.4 million at December 31, 2022. The increase is due primarily to an increase in commercial real estate loans.

The allowance allocated for construction loans decreased to $8.2 million at December 31, 2023, from $10.4 million at December 31, 2022. The decrease is due primarily to a decrease in construction loans and a decrease in non-accrual construction loans.

Please also see Part I — Item 1A — "Risk Factors" for additional factors that could cause actual results to differ materially from forward-looking statements or historical performance.

Liquidity

Liquidity is our ability to maintain sufficient cash flow to meet maturing financial obligations and client credit needs, and to take advantage of investment opportunities as they are presented in the marketplace. Our principal sources of liquidity are growth in deposits, proceeds from the maturity or sale of securities and other financial instruments, repayments from securities and loans, Federal funds purchased, securities sold under agreements to repurchase, and advances from the FHLB. As of December 2023, our average monthly liquidity ratio (defined as net cash plus short-term and marketable securities to net deposits and short-term liabilities) was 13.6% compared to 13.7% for December 2022.

The Bank is a shareholder of the FHLB, which enables the Bank to have access to lower-cost FHLB financing when necessary. At December 31, 2023, the Bank had an approved credit line with the FHLB of San Francisco totaling $7.99 billion. Total advances from the FHLB of San Francisco were $540.0 million and standby letter of credits issued by FHLB on the Company's behalf were $851.0 million as of December 31, 2023. These borrowings bear fixed rates and are secured by loans. See Note 10 to the Consolidated Financial Statements. At December 31, 2023, the Bank pledged $387.6 thousand of its commercial loans to the Federal Reserve Bank's Discount Window under the Borrower-in-Custody program. The Bank had borrowing capacity of $1.42 million from the Federal Reserve Bank Discount Window at December 31, 2023.

Liquidity can also be provided through the sale of liquid assets, which consist of federal funds sold, securities purchased under agreements to resell, securities available-for-sale. At December 31, 2023, investment securities totaled $1.60 billion, with $134.2 million pledged as collateral for borrowings and other commitments. The remaining balance was available as additional liquidity or to be pledged as collateral for additional borrowings. At December 31, 2023, $1.33 billion of unpledged treasury securities, US agency securities, U.S. agency mortgage-backed securities, or CMO based on current cost are available for pledging to the Federal Reserve Bank's Bank Term Funding Program.

Approximately 99.7% of our time deposits mature within one year or less as of December 31, 2023. Management anticipates that these deposits will reprice higher as a result of the increases in the target Fed funds rate that started in early 2022. Management anticipates that there may be some outflow of these deposits upon maturity due to the keen competition in the Bank's marketplace. However, based on our historical runoff experience, we expect the outflow will not be significant and can be replenished through our normal growth in deposits. As of December 31, 2023, management believes all the above-mentioned sources will provide adequate liquidity during the next twelve months for the Bank to meet its operating needs.

The business activities of the Bancorp consist primarily of the operation of the Bank and limited activities in other investments. The Bancorp obtains funding for its activities primarily through dividend income contributed by the Bank, proceeds from the issuance of the Bancorp common stock through our Dividend Reinvestment Plan and the exercise of stock options. Dividends paid to the Bancorp by the Bank are subject to regulatory limitations. Management believes the Bancorp's liquidity generated from its prevailing sources is sufficient to meet its operational needs.

Please also see Note 14 to the Consolidated Financial Statements regarding commitments and contingencies.

Recent Accounting Pronouncements

Please see Note 1 to the Consolidated Financial Statements for details of other recent accounting pronouncements and their expected impact, if any, on the Consolidated Financial Statements.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. We believe the principal market risk to the Company is the interest rate risk inherent in our lending, investing, deposit taking and borrowing activities, due to the fact that interest-earning assets and interest-bearing liabilities do not re-price at the same rate, to the same extent, or on the same basis.

As part of our asset and liability management, we monitor and manage our interest rate risk through analyzing the re-pricing characteristics of our loans, securities, deposits, and borrowings on an on-going basis. The primary objective of our asset and liability management is to manage and minimize the adverse effects of changes in interest rates on our earnings, cash flows, values of our assets and liabilities, and ultimately the underlying market value of our equity, while structuring our asset-liability composition to seek to obtain the maximum spread in a safe and sound manner. Many factors affect the spread between interest earned on assets and interest paid on liabilities, including economic and financial conditions, movements in interest rates, consumer preferences and regulatory actions.

Management meets regularly to monitor the interest rate risk, the sensitivity of our assets and liabilities to interest rate changes, the book and fair values of assets and liabilities, our investment activities, and changes in the composition of our interest earning assets and interest-bearing liabilities. Our strategy has been to seek to reduce the sensitivity of our earnings to interest rate fluctuations by more closely matching the effective maturities or repricing characteristics of our assets and liabilities. Certain assets and liabilities, however, may react in different degrees to changes in market interest rates. Further, interest rates on certain types of assets and liabilities may fluctuate prior to changes in market interest rates, while interest rates on other types may lag behind.

We use a net interest income simulation model to measure the extent of the differences in the behavior of the lending and funding rates to changing interest rates, to project future earnings or market values under alternative interest rate scenarios. Interest rate risk arises primarily through the Company's traditional business activities of extending loans and accepting deposits. Many factors, including but not limited to economic, market and financial conditions, movements in interest rates, and consumer preferences, affect the spread between interest earned on assets and interest paid on liabilities. The net interest income simulation model is designed to measure the volatility of net interest income and net portfolio value, defined as net present value of assets and liabilities, under immediate rising or falling interest rate scenarios in 25 basis points increments.

We establish a tolerance level in our policy for net interest income volatility of plus or minus 5% when the hypothetical rate change is plus or minus 200 basis points. When the net interest rate simulation projects that our tolerance level will be met or exceeded, we seek corrective action after considering, among other things, market conditions, client reaction, and the estimated impact on profitability. At December 31, 2023, if interest rates were to increase instantaneously by 100 basis points, the simulation indicated that our net interest income over the next twelve months would increase by 6.9%, and if interest rates were to increase instantaneously by 200 basis points, the simulation indicated that our net interest income over the next twelve months would increase by 13.7%. Conversely, if interest rates were to decrease instantaneously by 100 basis points, the simulation indicated that our net interest income over the next twelve months would decrease by 4.4%, and if interest rates were to decrease instantaneously by 200 basis points, the simulation indicated that our net interest income over the next twelve months would decrease by 9.1%.

Our simulation model also projects the economic value of equity. We have established a tolerance level in our policy to a change of not less than 0% when the hypothetical rate change is plus or minus 200 basis points. At December 31, 2023, if interest rates were to increase instantaneously by 200 basis points, the simulation indicated that the economic value of equity would decrease by 8.4%, and conversely, if interest rates were to decrease instantaneously by 200 basis points, the simulation indicated that the economic value of equity would increase by 12.5%.

Although we believe our simulation modeling is helpful in managing interest rate risk, the model does require significant assumptions for, among other factors, the projection of loan prepayment rates on mortgage related assets, loan volumes and pricing, and deposit and borrowing volume and pricing, that might prove inaccurate. Because these assumptions are inherently uncertain, the model does not necessarily represent our forecast, and the simulated results may not be indicative of actual changes to our net interest income. Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes, the differences between actual experience and the assumed volume, changes in market conditions, and management strategies, among other factors.

Quantitative Information about Interest Rate Risk

The following table shows the carrying value of our financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, as well as the instruments' total fair values at December 31, 2023, and 2022. For assets, expected maturities are based on contractual maturity. For liabilities, we use our historical experience and decay factors to estimate the deposit runoffs of interest-bearing transactional deposits. We use certain assumptions to estimate fair values and expected maturities that are described in Note 17 to the Consolidated Financial Statements. Off-balance sheet commitments to extend credit, letters of credit, and bill of lading guarantees represent the contractual unfunded amounts. Off-balance sheet financial instruments represent fair values. The results presented may vary if different assumptions are used or if actual experience differs from the assumptions used.

	Average Interest Rate	Expected Maturity Date at December 31, 2024	2025	2026	2027	2028	Thereafter	December 31, 2023 Total	Fair Value	December 31, 2022 Total	Fair Value
					(In thousands)						
Interest-Sensitive Assets:											
Mortgage-backed securities and collateralized mortgage obligations	2.58%	$ —	$ 143	$ 133	$ 126	$ 475	$ 813,890	$ 814,767	$ 814,767	$ 898,155	$ 898,155
Other investment securities	4.81%	$ 524,948	$ 38,076	$ 87,298	$ 68,599	$ 20,984	$ 49,898	$ 789,803	$ 789,803	$ 575,193	$ 575,193
Loans	6.00%	$ 4,004,864	$ 1,143,140	$ 1,232,422	$ 889,150	$ 1,650,621	$ 10,627,943	$ 19,548,140	$ 19,605,152	$ 18,254,024	$ 17,944,588
Interest Sensitive Liabilities:											
Other interest-bearing deposits	2.21%	$ 1,795,815	$ 1,073,418	$ 927,844	$ 386,692	$ 748,748	$ 1,527,125	$ 6,459,642	$ 6,459,642	$ 7,322,920	$ 7,322,920
Time deposits	3.75%	$ 9,312,877	$ 18,429	$ 3,203	$ 2,230	$ 23	$ 25	$ 9,336,787	$ 9,358,410	$ 7,013,370	$ 7,080,478
Advances from the Federal Home Loan Bank	5.64%	$ 540,000	$ —	$ —	$ —	$ —	$ —	$ 540,000	$ 536,996	$ 485,000	$ 482,737
Other borrowings	0.00%	$ —	$ —	$ —	$ —	$ —	$ 15,787	$ 15,787	$ 13,978	$ 22,600	$ 18,385
Long-term debt	5.44%	$ —	$ —	$ —	$ —	$ —	$ 119,136	$ 119,136	$ 72,304	$ 119,136	$ 68,231
Off-Balance Sheet Financial Instruments:											
Commitments to extend credit		$ 1,727,188	$ 969,656	$ 297,979	$ 181,402	$ 230,263	$ 402,132	$ 3,808,620	$ (14,344)	$ 3,630,304	$ (14,797)
Standby letters of credit		$ 214,392	$ 34,616	$ 24,860	$ 36,084	$ 1,571	$ 57,095	$ 368,618	$ (2,821)	$ 315,821	$ (2,738)
Other letters of credit		$ 11,308	$ —	$ —	$ —	$ —	$ —	$ 11,308	$ (10)	$ 29,416	$ (33)

Item 8. Financial Statements and Supplementary Data

For financial statements, see "Index to Consolidated Financial Statements" on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not Applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's principal executive officer and principal financial officer have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") as of the end of the period covered by this Annual Report on Form 10-K. Based upon their evaluation, the principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

There have not been any changes in the Company's disclosure controls and procedures that occurred during its fourth fiscal quarter of 2023 that have materially affected, or are reasonably likely to materially affect, these controls and procedures.

Management's Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2023, under the supervision and with the participation of the Company's management, including the Company's principal executive officer and principal financial officer, the Company assessed the effectiveness of its internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control — Integrated Framework (2013)," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2023.

KPMG LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included in this Annual Report on Form 10-K, has also issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, is included in this Item under the heading "Report of Independent Registered Public Accounting Firm" below.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, that occurred during the fourth fiscal quarter of 2023 that have materially affected, or are reasonably likely to materially effect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Cathay General Bancorp:

Opinion on Internal Control Over Financial Reporting

We have audited Cathay General Bancorp and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Los Angeles, California
February 28, 2024

Item 9B.   Other Information

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

The information required by this item concerning our, directors, compliance with Section 16 of the Securities Exchange Act of 1934, the code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer, and matters relating to corporate governance is incorporated herein by reference from the information set forth under the captions "Proposal One—Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Board of Directors and Corporate Governance" and "Code of Ethics" in our Definitive Proxy Statement relating to our 2024 Annual Meeting of Stockholders (our "Proxy Statement").

The information required by this item concerning our executive officers is set forth in Part I – Item 1. Business – Executive Officers of the Registrant in this Annual Report on Form 10-K.

Item 11.   Executive Compensation

The information required by this item is incorporated herein by reference from the information set forth under the captions "Board of Directors and Corporate Governance—Compensation of Directors," "Executive Compensation," and "Potential Payments Upon Termination or Change in Control" in our Proxy Statement.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth certain information as of December 31, 2023, with respect to compensation plans under which equity securities of the Company were authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans [Excluding Securities Reflected in Column (a)] (c)
Equity Compensation Plans Approved by Security Holders ..	—	$ —	1,456,944
Equity Compensation Plans Not Approved by Security Holders..	—	—	—
Total	—	$ —	1,456,944

Security Ownership of Certain Beneficial Owners and Management

The information required by this item is incorporated herein by reference from the information set forth under the captions "Security Ownership of Certain Beneficial Owners" and "Proposal One—Election of Directors— Security Ownership of Nominees, Continuing Directors, and Named Executive Officers" in our Proxy Statement.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the information set forth under the captions "Transactions with Related Persons, Promoters and Certain Control Persons" and "Board of Directors and Corporate Governance— Director Independence" in our Proxy Statement.

Item 14.   Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference from the information set forth under the caption "Principal Accounting Fees and Services" in our Proxy Statement.

PART IV

Item 15.   Exhibits, Financial Statement Schedules

Documents Filed as Part of this Report

(a)(1) Financial Statements

See "Index to Consolidated Financial Statements" on page F-1.

(a)(2) Financial Statement Schedules

Schedules have been omitted since they are not applicable, they are not required, or the information required to be set forth in the schedules is included in the Consolidated Financial Statements or Notes thereto.

(b) Exhibits

The exhibits listed in the accompanying Index to Exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K. The following is a list of such Exhibits:

INDEX OF EXHIBITS

Exhibit No.   Description of Exhibits

3.1   Restated Certificate of Incorporation. Previously filed with the Securities and Exchange Commission on February 29, 2016, as an exhibit to Bancorp's Annual Report on Form 10-K for the year ended December 31, 2015, and incorporated herein by reference.

3.1.1   Amendment to Restated Certificate of Incorporation. Previously filed with the Securities and Exchange Commission on February 29, 2016, as an exhibit to Bancorp's Annual Report on Form 10-K for the year ended December 31, 2015, and incorporated herein by reference.

3.2   Amended and Restated Bylaws, effective February 16, 2017. Previously filed with the Securities and Exchange Commission on February 17, 2017, as an exhibit to the Bancorp's Current Report on Form 8-K and incorporated herein by reference.

3.3   Certificate of Designation of Series A Junior Participating Preferred Stock. Previously filed with the Securities and Exchange Commission on February 28, 2012, as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2011, and incorporated herein by reference.

3.4   Certificate of Designation of Fixed Rate Cumulative Perpetual Preferred Stock, Series B. Previously filed with the Securities and Exchange Commission on March 3, 2014, as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated herein by reference.

4.1   Indenture, dated as of March 30, 2007, between Cathay General Bancorp and LaSalle Bank National Association (including form of debenture). Previously filed with the Securities and Exchange Commission on March 1, 2013, as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2012, and incorporated herein by reference.

4.1.1   Amended and Restated Declaration of Trust of Cathay Capital Trust III, dated as of March 30, 2007. Previously filed with the Securities and Exchange Commission on March 1, 2013, as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated herein by reference.

4.1.2   Guarantee Agreement, dated as of March 30, 2007, between Cathay General Bancorp and LaSalle Bank National Association. Previously filed with the Securities and Exchange Commission on March 1, 2013, as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated herein by reference.

4.1.3   Form of Capital Security Certificate of Cathay Capital Trust III (included within Exhibit 4.1.1).

4.2+   Description of the Bancorp's Common Stock.

10.1**   Form of Indemnification Agreement between the Bancorp and its directors and certain officers. Previously filed with the Securities and Exchange Commission on March 1, 2022, as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2021, and incorporated herein by reference.

10.2**   Cathay Bank Employee Stock Ownership Plan, as amended and restated effective December 22, 2015. Previously filed with the Securities and Exchange Commission on March 1, 2018, as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2017, and incorporated herein by reference.

10.2.1**   Amendment No. 1 to the Cathay Bank Employee Stock Ownership Plan, as amended and restated effective December 22, 2015. Previously filed with the Securities and Exchange Commission on March 1, 2018, as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2017, and incorporated herein by reference.

10.2.2**   Amendment No. 2 to the Cathay Bank Employee Stock Ownership Plan, as amended and restated effective December 22, 2015. Previously filed with the Securities and Exchange Commission on March 1, 2018, as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2017, and incorporated herein by reference.

10.2.3**   Amendment No. 3 to the Cathay Bank Employee Stock Ownership Plan, as amended and restated effective December 22, 2015. Previously filed with the Securities and Exchange Commission on August 9, 2018, as an exhibit to the Bancorp's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, and incorporated herein by reference.

10.3   Dividend Reinvestment Plan and Stock Purchase Plan (Amended and Restated) of the Bancorp. Previously filed with the Securities and Exchange Commission on July 27, 2015, as an exhibit to Registration Statement No. 333-205888, and incorporated herein by reference.

10.4**   Cathay Bank Bonus Deferral Agreement (Amended and Restated). Previously filed with the Securities and Exchange Commission on March 1, 2013, as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2012 and incorporated herein by reference.

10.5.1**   Cathay General Bancorp 2005 Incentive Plan (As Amended and Restated). Previously filed with the Securities and Exchange Commission on February 29, 2016 as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31,2015 and incorporated herein by reference.

10.5.2**   Executive Officer Annual Cash Bonus Program under the Company's 2005 Incentive Plan (As Amended and Restated). Previously filed with the Securities and Exchange Commission on March 2, 2020 as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2018, and incorporated herein by reference.

10.5.3**   Form of Cathay General Bancorp 2005 Incentive Plan (As Amended and Restated) Restricted Stock Unit Agreement (Performance Shares – EPS), used to award performance-based restricted stock units. Previously filed with the Securities and Exchange Commission on December 21, 2016, as an exhibit to the Bancorp's Current Report on Form 8-K and incorporated herein by reference.

10.5.4**   Form of Cathay General Bancorp 2005 Incentive Plan (As Amended and Restated) Restricted Stock Unit Agreement (Performance Shares – TSR), used to award performance-based restricted stock units. Previously filed with the Securities and Exchange Commission on December 21, 2016, as an exhibit to the Bancorp's Current Report on Form 8-K and incorporated herein by reference.

10.5.5**   Form of Cathay General Bancorp 2005 Incentive Plan (As Amended and Restated) Restricted Stock Unit Agreement (Performance Shares – ROA), used to award performance-based restricted stock units. Previously filed with the Securities and Exchange Commission on December 21, 2016, as an exhibit to the Bancorp's Current Report on Form 8-K and incorporated herein by reference.

10.5.6**   Form of Cathay General Bancorp 2005 Incentive Plan (As Amended and Restated) Restricted Stock Unit Agreement (Clawback Rider), used in connection with award of performance-based restricted stock units. Previously filed with the Securities and Exchange Commission on December 21, 2016, as an exhibit to the Bancorp's Current Report on Form 8-K and incorporated herein by reference.

10.5.7**   Form of Cathay General Bancorp 2005 Incentive Plan (As Amended and Restated) Restricted Stock Unit Agreement (Time-Based Shares). Previously filed with the Securities and Exchange Commission on March 30, 2017, as an exhibit to the Bancorp's Current Report on Form 8-K, and incorporated herein by reference.

10.5.8**   Form of Cathay General Bancorp 2005 Incentive Plan (As Amended and Restated) Restricted Stock Unit Agreement (Clawback Rider), used in connection with award of time-based restricted stock units. Previously filed with the Securities and Exchange Commission on March 30, 2017, as an exhibit to the Bancorp's Current Report on Form 8-K and incorporated herein by reference.

10.5.9**   Form of Cathay General Bancorp 2005 Incentive Plan (As Amended and Restated) Restricted Stock Unit Agreement (Immediate Vesting/Deferred Distribution). Previously filed with the Securities and Exchange Commission on May 10, 2018, as an exhibit to the Bancorp's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, and incorporated herein by reference.

10.6**   Amended and Restated Change of Control Employment Agreement for Dunson K. Cheng dated as of December 18, 2008. Previously filed with the Securities and Exchange Commission on March 3, 2014 as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated herein by reference.

10.6.1**   Amended and Restated Change of Control Employment Agreement for Heng W. Chen dated as of December 18, 2008. Previously filed with the Securities and Exchange Commission on March 3, 2014 as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated herein by reference.

10.6.2**	Amended and Restated Change of Control Employment Agreement for Kim R. Bingham dated as of December 18, 2008. Previously filed with the Securities and Exchange Commission on March 3, 2014, as an exhibit to the Bancorp's Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated herein by reference.
10.7**	Form of Change of Control Employment Agreement to be entered into with Executive Officers on or after July 16, 2020. Previously filed with the Securities and Exchange Commission on August 7, 2020 as an exhibit to the Bancorp's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and incorporated herein by reference.
10.8**	Change of Control Employment Agreement for Chang M. Liu dated as of July 16, 2020. Previously filed with the Securities and Exchange Commission on November 9, 2020 as an exhibit to the Bancorp's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and incorporated herein by reference.
10.9**	Employment Agreement for Chang M. Liu dated as of July 16, 2020. Previously filed with the Securities and Exchange Commission on November 9, 2020 as an exhibit to the Bancorp's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 and incorporated herein by reference.
21.1+	Subsidiaries of the Bancorp.
23.1+	Consent of Independent Registered Public Accounting Firm.
31.1+	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2+	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1++	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2++	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1+	Incentive-Based Compensation Clawback Policy.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101)

**   Management contract or compensatory plan or arrangement.

+   Filed herewith.

++   Furnished herewith pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cathay General Bancorp

By: /s/ Chang M. Liu

Chang M. Liu
President and Chief Executive Officer

Date: February 28, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Chang M. Liu Chang M. Liu	President and Chief Executive Officer, and Director (principal executive officer)	February 28, 2024
/s/ Heng W. Chen Heng W. Chen	Executive Vice President, Chief Financial Officer/Treasurer (principal financial officer) (principal accounting officer)	February 28, 2024
/s/ Dunson K. Cheng Dunson K. Cheng	Executive Chairman of the Board	February 28, 2024
/s/ Peter Wu Peter Wu	Vice Chairman of the Board	February 28, 2024
/s/ Anthony M. Tang Anthony M. Tang	Vice Chairman of the Board	February 28, 2024
/s/ Kelly L. Chan Kelly L. Chan	Director	February 28, 2024
/s/ Nelson Chung Nelson Chung	Director	February 28, 2024

/s/ Felix S. Fernandez Felix S. Fernandez	Director	February 28, 2024
/s/ Jane Jelenko Jane Jelenko	Director	February 28, 2024
/s/ Maan-Huei Hung Maan-Huei Hung	Director	February 28, 2024
/s/ Joseph C.H. Poon Joseph C.H. Poon	Director	February 28, 2024
/s/ Richard Sun Richard Sun	Director	February 28, 2024
/s/ Shally Wang Shally Wang	Director	February 28, 2024

(This page is intentionally left blank)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Cathay General Bancorp:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cathay General Bancorp and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for loan losses for loans evaluated on a collective basis modeled using an econometric methodology.

As discussed in Note 5 to the consolidated financial statements, the Company's total allowance for loan losses as of December 31, 2023 was $154.6 million, a substantial portion of which relates to the allowance for loan losses on loans evaluated on a collective basis over residential mortgages, commercial and industrial loans, construction loans, commercial real estate for multifamily loans, commercial real estate for owner-occupied loans, and other commercial real estate loans (hereafter "six portfolios") using a methodology that includes econometric regression models, risk ratings, and certain qualitative loss factors (together the collective ALL). As discussed in Note 1, the collective ALL includes the measure of expected credit losses on a collective basis by pooling those loans that share similar risk characteristics into these six portfolios. The collective ALL methodology uses historical credit loss experience as a basis for estimation of expected credit losses at the collective pool basis over the contractual term of the loans, adjusted for expected prepayments when appropriate. The Company calculates the collective ALL by estimating the probability of default during the reasonable and supportable forecast period using separate econometric regression models developed to correlate macroeconomic variables to historical credit performance for each of the six portfolios. Loss given default rates are computed based on the net charge-offs recognized and then applied to the expected exposure at default of defaulted loans. The probability of default and the loss given default rates are applied to the expected amount at default at the loan level based on contractual scheduled payments and estimated prepayments. The collective ALL incorporates reasonable and supportable forecasts of various macroeconomic variables over a two-year reasonable and supportable forecast period, reverting linearly to long-term loss rates over the one-year reversion period. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics as well as for changes in environmental conditions. The adjustments, or qualitative loss factors, consider idiosyncratic risk factors, conditions that may not be reflected in quantitatively derived results, or other relevant factors to seek to ensure the allowance for credit losses reflects the Company's best estimate of current expected credit losses.

We identified the assessment of the collective ALL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. This included our assessment of the collective ALL methodology, including the econometric models used to estimate expected credit losses and their significant assumptions. Such significant assumptions included portfolio segmentation, the weighting of the economic forecast scenarios, the selection of macroeconomic variables, the length of the reasonable and supportable forecast period, and risk ratings. The assessment also included the evaluation of the qualitative loss factors. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ALL, including controls related to the:

● development of the collective ALL methodology

● continued use and appropriateness of changes in the econometric models

● identification and determination of the significant assumptions used in the econometric models

● continued use and appropriateness of changes in certain qualitative loss factors

● determination of risk ratings

● analysis of the collective ALL results, trends, and ratios.

We evaluated the Company's process to develop the collective ALL by testing certain sources of data, factors, and assumptions used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the collective ALL methodology for compliance with U.S. generally accepted accounting principles

- evaluating judgments made relative to the development and performance monitoring of the econometric models by comparing them to Company-specific metrics and trends and the applicable industry and regulatory practices

- assessing the conceptual soundness and performance testing of the econometric models by inspecting the model validation documentation to determine whether the models are suitable for their intended use

- evaluating the judgments made by the Company in selecting the macroeconomic variables, including the reasonable and supportable forecast period and economic scenario weightings used, by comparing them to the Company's business environment and relevant industry practice

- determining whether the loan portfolio is segmented by similar risk characteristics by comparing to specific portfolio risk characteristics and trends

- testing individual risk ratings for a selection of loans by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral

- evaluating the methodology used to develop certain qualitative loss factors and the effect of those qualitative loss factors on the collective ALL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the econometric models.

We also assessed the sufficiency of audit evidence obtained related to the collective ALL by evaluating the:

- cumulative results of the audit procedures

- qualitative aspects of the Company's accounting practices

- potential bias in the accounting estimates

/s/ KPMG LLP

We have served as the Company's auditor since 1991.

Los Angeles, California
February 28, 2024

CATHAY GENERAL BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,	
	2023	**2022**
	(In thousands, except share and per share data)	

Assets

Cash and due from banks	$	173,988	$	195,440
Short-term investments and interest-bearing deposits		654,813		966,962
Securities available-for-sale (amortized cost of $1,726,080 in 2023 and $1,622,173 in 2022)		1,604,570		1,473,348
Loans		19,548,140		18,254,024
Less: Allowance for loan losses		(154,562)		(146,485)
Unamortized deferred loan fees, net		(10,720)		(6,641)
Loans, net		19,382,858		18,100,898
Equity securities		40,406		22,158
Federal Home Loan Bank stock		17,746		17,250
Other real estate owned, net		19,441		4,067
Affordable housing investments and alternative energy partnerships, net		315,683		327,128
Premises and equipment, net		91,097		94,776
Customers' liability on acceptances		3,264		2,372
Accrued interest receivable		97,673		82,428
Goodwill		375,696		375,696
Other intangible assets, net		4,461		5,757
Right-of-use assets- operating leases		32,076		29,627
Other assets		267,762		250,069
Total assets	$	**23,081,534**	$	**21,947,976**

Liabilities and Stockholders' Equity

Deposits:

Non-interest-bearing demand deposits	$	3,529,018	$	4,168,989
Interest-bearing deposits:				
NOW deposits		2,370,685		2,509,736
Money market deposits		3,049,754		3,812,724
Savings deposits		1,039,203		1,000,460
Time deposits		9,336,787		7,013,370
Total deposits		19,325,447		18,505,279
Advances from the Federal Home Loan Bank		540,000		485,000
Other borrowings for affordable housing investments		15,787		22,600
Long-term debt		119,136		119,136
Acceptances outstanding		3,264		2,372
Lease liabilities - operating leases		34,797		32,518
Other liabilities		306,528		307,031
Total liabilities		20,344,959		19,473,936
Commitments and contingencies		—		—

Stockholders' Equity

Common stock, $0.01 par value, 100,000,000 shares authorized, 91,392,480 issued and 72,668,927 outstanding at December 31, 2023, and 91,090,614 issued and 72,742,151 outstanding at December 31, 2022		914		911
Additional paid-in-capital		987,953		981,119
Accumulated other comprehensive income loss, net		(85,416)		(102,295)
Retained earnings		2,500,341		2,244,855
Treasury stock, at cost (18,723,553 shares at December 31, 2023, and 18,348,463 shares at December 31, 2022)		(667,217)		(650,550)
Total equity		2,736,575		2,474,040
Total liabilities and equity	$	**23,081,534**	$	**21,947,976**

See accompanying notes to Consolidated Financial Statements.

CATHAY GENERAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands, except share and per share data)		
Interest and Dividend Income			
Loan receivable	$ 1,130,242	$ 801,981	$ 649,224
Investment securities	51,717	28,240	14,151
Federal Home Loan Bank stock	1,349	1,103	991
Deposits with banks	58,914	19,957	2,145
Total interest and dividend income	1,242,222	851,281	666,511
Interest Expense			
Time deposits	331,997	56,354	40,542
Other deposits	135,965	48,942	21,259
Advances from the Federal Home Loan Bank	22,164	5,880	1,182
Long-term debt	6,480	5,546	5,773
Short-term borrowings	3,870	862	—
Total interest expense	500,476	117,584	68,756
Net interest income before provision for credit losses	741,746	733,697	597,755
Provision/(reversal) for credit losses	25,978	14,543	(16,008)
Net interest income after provision for credit losses	715,768	719,154	613,763
Non-Interest Income			
Net gains/(losses) from equity securities	18,248	392	(1,426)
Securities (losses)/gains, net	(3,000)	—	853
Letters of credit commissions	6,716	6,351	7,103
Depository service fees	6,432	6,523	5,584
Wealth management fees	17,506	16,436	15,056
Other operating income	22,390	27,112	27,433
Total non-interest income	68,292	56,814	54,603
Non-Interest Expense			
Salaries and employee benefits	154,149	142,546	132,795
Occupancy expense	22,270	22,808	20,318
Computer and equipment expense	17,478	13,603	13,549
Professional services expense	32,491	28,237	23,666
Data processing service expense	14,728	13,181	13,607
FDIC and State assessments	23,588	8,037	7,132
Marketing expense	5,887	6,863	6,913
Other real estate owned expense	761	127	343
Amortization of investments in low income housing and Alternative energy partnerships	86,616	42,065	45,447
Amortization of core deposit premium	1,310	1,892	687
Cost associated with debt redemption	—	—	732
Acquisition, integration and reorganization costs	671	4,127	1,425
Other operating expense	20,529	19,946	19,909
Total non-interest expense	380,478	303,432	286,523
Income before income tax expense	403,582	472,536	381,843
Income tax expense	49,458	111,894	83,539
Net income	$ **354,124**	$ **360,642**	$ **298,304**
Other Comprehensive Income/(Loss), Net of Tax:			
Net holding gains/(losses) on securities available-for-sale	18,642	(105,043)	(11,989)
Net holding (losses)/gains on cash flow hedge derivatives	(1,763)	5,813	3,614
Total other comprehensive income/(loss), net of tax	16,879	(99,230)	(8,375)
Total comprehensive income	$ 371,003	$ 261,412	$ 289,929
Net Income Per Common Share			
Basic	$ 4.88	$ 4.85	$ 3.81
Diluted	$ 4.86	$ 4.83	$ 3.80
Cash dividends paid per common share	$ 1.36	$ 1.36	$ 1.27
Average Common Shares Outstanding:			
Basic	72,573,025	74,337,265	78,268,369
Diluted	72,862,628	74,664,735	78,570,638

See accompanying notes to Consolidated Financial Statements.

CATHAY GENERAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands, except number of shares)	Common Stock Number of Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at December 31, 2020	79,508,265	$ 906	$ 964,734	$ 5,310	$ 1,789,325	$ (342,131)	$ 2,418,144
Cumulative effect of change in accounting principle related to ASC 326 [(1)]	—	—	—	—	(3,139)	—	(3,139)
Dividend Reinvestment Plan	84,011	1	3,562	—	—	—	3,563
Restricted stock units vested	123,893	2	—	—	—	—	2
Shares withheld related to net share settlement of RSUs	—	—	(2,632)	—	—	—	(2,632)
Stock issued to directors	20,750	—	850	—	—	—	850
Purchases of treasury stock	(3,986,057)	—	—	—	—	(167,104)	(167,104)
Stock -based compensation	—	—	5,960	—	—	—	5,960
Cash dividends of $1.27 per share	—	—	—	—	(99,322)	—	(99,322)
Other comprehensive income/(loss)	—	—	—	(8,375)	—	—	(8,375)
Net income	—	—	—	—	298,304	—	298,304
Balance at December 31, 2021	75,750,862	$ 909	$ 972,474	$ (3,065)	$ 1,985,168	$ (509,235)	$ 2,446,251
Dividend Reinvestment Plan	86,501	1	3,718	—	—	—	3,719
Restricted stock units vested	112,473	1	—	—	—	—	1
Shares withheld related to net share settlement of RSUs	—	—	(2,905)	—	—	—	(2,905)
Stock issued to directors	19,780	—	849	—	—	—	849
Purchases of treasury stock	(3,227,465)	—	—	—	—	(141,315)	(141,315)
Stock -based compensation	—	—	6,983	—	—	—	6,983
Cash dividends of $1.36 per share	—	—	—	—	(100,955)	—	(100,955)
Other comprehensive income/(loss)	—	—	—	(99,230)	—	—	(99,230)
Net income	—	—	—	—	360,642	—	360,642
Balance at December 31, 2022	72,742,151	$ 911	$ 981,119	$ (102,295)	$ 2,244,855	$ (650,550)	$ 2,474,040
Dividend Reinvestment Plan	93,182	1	3,490	—	—	—	3,491
Restricted stock units vested	183,324	2	—	—	—	—	2
Shares withheld related to net share settlement of RSUs	—	—	(4,490)	—	—	—	(4,490)
Stock issued to directors	25,360	—	850	—	—	—	850
Purchases of treasury stock	(375,090)	—	—	—	—	(16,667)	(16,667)
Stock -based compensation	—	—	6,984	—	—	—	6,984
Cash dividends of $1.36 per share	—	—	—	—	(98,638)	—	(98,638)
Other comprehensive income/(loss)	—	—	—	16,879	—	—	16,879
Net income	—	—	—	—	354,124	—	354,124
Balance at December 31, 2023	**72,668,927**	**$ 914**	**$ 987,953**	**$ (85,416)**	**$ 2,500,341**	**$ (667,217)**	**$ 2,736,575**

(1) Represents the impact of the adoption of Accounting Standards Update ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) on January 1, 2021.

See accompanying notes to Consolidated Financial Statements.

CATHAY GENERAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Cash Flows from Operating Activities			
Net income	$ 354,124	$ 360,642	$ 298,304
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision/(reversal) for credit losses	25,978	14,543	(16,008)
Provision for losses on other real estate owned	—	—	17
Deferred tax (benefit)/ provision	(4,782)	(2,088)	9,168
Depreciation and amortization	8,371	9,958	7,956
Amortization of right-of-use asset	9,733	9,845	8,160
Change in operating lease liabilities	2,279	(4,629)	(2,790)
Net gains on sale and transfers of other real estate owned	—	(6)	(57)
Net gains on sale of loans	—	(1)	(357)
Proceeds from sales of loans	—	33	5,351
Originations of loans held for sale	—	—	(4,994)
Loss on sales or disposal of fixed assets	6	67	55
Amortization of alternative energy partnerships, venture capital and other investments	86,616	42,065	45,447
Net gain on sales and calls of securities	—	(101)	(853)
Amortization/accretion of security premiums/discount, net	(11,373)	2,465	7,865
Unrealized (gain)/loss on equity securities	(18,248)	(291)	2,036
Write-off of AFS debt securities	3,000	—	—
Stock-based compensation and stock issued to officers as compensation	7,836	7,832	6,810
Net change in accrued interest receivable and other assets	(54,369)	(80,411)	(34,196)
Net change in other liabilities	(24,429)	107,467	2,403
Net cash provided by operating activities	384,742	467,390	334,317
Cash Flows from Investing Activities			
Purchase of investment securities available-for-sale	(618,334)	(711,707)	(560,140)
Proceeds from repayment, maturity, and call of investment securities available-for-sale	522,815	213,936	424,386
Proceeds from sale of investment securities available-for-sale	—	—	21,102
Proceeds from sale of equity securities	—	553	—
Benefits received from bank owned life insurance policies	—	4,013	2,752
Purchase of Federal Home Loan Bank stock	(29,381)	(9,776)	—
Redemption of Federal Home Loan Bank stock	28,885	9,776	—
Net increase in loans	(1,327,048)	(1,272,268)	(715,862)
Purchase of premises and equipment	(3,401)	(3,390)	(3,728)
Proceeds from sales of other real estate owned	—	307	795
Net increase in investment in affordable housing and alternative energy partnerships	(50,616)	(6,995)	(29,229)
Acquisitions, net of cash acquired	—	(73,882)	—
Net cash used for investing activities	(1,477,080)	(1,849,433)	(859,924)
Cash Flows from Financing Activities			
Increase/(decrease) in deposits	820,041	(128,803)	1,949,728
Advances from Federal Home Loan Bank	14,035,000	5,480,000	50,000
Repayment of Federal Home Loan Bank borrowings	(13,980,000)	(5,015,000)	(180,000)
Cash dividends paid	(98,638)	(100,955)	(99,322)
Purchase of treasury stock	(16,667)	(141,316)	(167,104)
Proceeds from shares issued under Dividend Reinvestment Plan	3,491	3,720	3,563
Taxes paid related to net share settlement of RSUs	(4,490)	(2,905)	(2,632)
Net cash provided by financing activities	758,737	94,741	1,554,233
(Decrease)/increase in cash, cash equivalents, and restricted cash	(333,601)	(1,287,302)	1,028,626
Cash, cash equivalents, and restricted cash, beginning of the year	1,162,402	2,449,704	1,421,078
Cash, cash equivalents, and restricted cash, end of the period	$ 828,801	$ 1,162,402	$ 2,449,704
Supplemental Cash Flow Information			
Cash paid during the year for:			
Interest	$ 484,861	$ 105,521	$ 75,486
Income taxes	$ 70,332	$ 96,881	$ 92,691
Non-cash investing and financing activities:			
Net change in unrealized holding gain/(loss) on securities available-for-sale, net of tax	$ 18,642	$ (105,043)	$ (11,989)
Net change in unrealized holding (loss)/gain on cash flow hedge derivatives	$ (1,763)	$ 5,813	$ 3,614
Transfers to other real estate owned from loans held-for-investment	$ 15,374	$ —	$ 205
Loans transferred from held-for-investment to held-for-sale	$ —	$ 32	$ —

See accompanying notes to Consolidated Financial Statements.

1.   **Summary of Significant Accounting Policies**

The accompanying Consolidated Financial Statements include the accounts of Cathay General Bancorp (the "Bancorp"), a Delaware corporation, its wholly-owned subsidiaries, Cathay Bank (the "Bank"), a California state-chartered bank, and eleven limited partnerships investing in affordable housing projects (together, the "Company," "we," "us," or "our"). All significant inter-company transactions and balances have been eliminated in consolidation. The Consolidated Financial Statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and general practices within the banking industry.

Organization and Background.

The Bancorp's primary business is to act as the holding company for the Bank.

The Bank is a commercial bank, servicing primarily the individuals, professionals, and small to medium-sized businesses in the local markets in which its branches are located. Its operations include the acceptance of checking, savings, and time deposits, and the making of commercial, real estate, and consumer loans. The Bank also offers trade financing, letters of credit, wire transfer, foreign currency spot and forward contracts, Internet banking, investment services, and other customary banking services to its clients. The Bank owns 100% of the common securities of Cathay Holdings LLC.

Use of Estimates. The preparation of the Consolidated Financial Statements in accordance with GAAP requires management of the Company to make several estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The significant estimates subject to change relate to the allowance for credit losses.

Concentrations. The Bank was incorporated in California and started its business from California. Therefore, loans originated, and deposits solicited were mainly from California. As of December 31, 2023, gross loans were primarily comprised of 49.8% of commercial real estate loans, 29.9% of residential mortgage loans, and 16.9% of commercial loans. As of December 31, 2023, approximately 50.5% of the Bank's residential mortgages were for properties located in California.

Securities Available for Sale. Effective January 1, 2021, upon the adoption of ASU 2016-13, debt securities Available For Sale ("AFS") are measured at fair value and subject to impairment testing. When an AFS debt security is considered impaired, the Company must determine if the decline in fair value has resulted from a credit-related loss or other factors and then, (1) recognize an allowance for credit loss by a charge to earnings for the credit-related component (if any) of the decline in fair value, and (2) recognize in other comprehensive income (loss) any non-credit related components of the fair value change. If the amount of the amortized cost basis expected to be recovered increases in a future period, the valuation reserve would be reduced, but not more than the amount of the current existing reserve for that security.

Interest income includes amortization of premiums and discounts as an adjustment of yield on a level-yield basis. Premiums on callable debt securities are amortized to their earliest call date. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

A debt security is placed on nonaccrual status at the time any principal or interest payments become delinquent by 90 days or greater. Interest accrued but not received for a security placed on non-accrual is reversed against interest income. No interest was reversed against interest income during the period.

Allowance for Credit Losses on Available for Sale Securities. For AFS debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If an entity intends to sell the debt security, or more likely than not will be required to sell the security before recovery of its amortized cost basis, any allowance for credit losses shall be written off and the amortized cost basis shall be written down to the debt security's fair value at the reporting date with any incremental impairment reported in earnings. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, the payment structure of the security, failure of the issuer of the security to make scheduled interest or principal payments, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. Any fair value changes that have not been recorded through an allowance for credit losses is recognized in other comprehensive income.

Changes in the allowance for credit losses are recorded as provision for credit loss expense. Losses are charged against the allowance when management believes the uncollectability of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

The amortized cost of the Company's AFS debt securities exclude accrued interest, which is included in "accrued interest receivable" on the Consolidated Balance Sheets. The Company has made an accounting policy election not to measure an allowance for credit losses for accrued interest receivables on AFS debt securities since the Company timely reverses any previously accrued interest when the debt security remains in default for an extended period. As each AFS debt security has a unique security structure, where the accrual status is clearly determined when certain criteria listed in the terms are met, the Company assesses the default status of each security as defined by the debt security's specific security structure.

Trading securities are reported at fair value, with unrealized gains or losses included in income.

Investment in Federal Home Loan Bank ("FHLB") Stock. As a member of the FHLB system the Bank is required to maintain an investment in the capital stock of the FHLB. The amount of investment is also affected by the outstanding advances under the line of credit the Bank maintains with the FHLB. FHLB stock is carried at cost and is pledged as collateral to the FHLB. FHLB stock is periodically evaluated for impairment based on ultimate recovery of par value. The carrying amount of the FHLB stock were $17.7 million and $17.3 million at December 31, 2023, and 2022, respectively. As of December 31, 2023, the Company owned 177,458 shares of FHLB stock, which exceeded the minimum stock requirement of 150,000 shares.

Loans Held for Investment. Loans receivable that the Company has the intent and ability to hold for the foreseeable future or until maturity are stated at their outstanding principal, reduced by an allowance for loan losses and net of deferred loan fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Nonrefundable fees and direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. The deferred net loan fees and costs are recognized in interest income as an adjustment to yield over the loan term using the effective interest method or straight-line method. Discounts or premiums on purchased loans are accreted or amortized to interest income using the effective interest method or straight-line method over the remaining period to contractual maturity. Interest on loans is calculated using the simple-interest method on daily balances of the principal amounts outstanding based on an actual or 360-day basis.

Generally, loans are placed on nonaccrual status when they become 90 days past due. Loans are considered past due when contractually required principal or interest payments have not been made on the due dates. Loans are also placed on nonaccrual status when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that full collection of principal or interest becomes uncertain, regardless of the length of past due status. Once a loan is placed on nonaccrual status, interest accrual is discontinued, and all unpaid accrued interest is reversed against interest income. As a result, accrued interest receivable does not carry a credit loss reserve. Interest payments received on nonaccrual loans are reflected as a reduction of principal and not as interest income. A loan is returned to accrual status when the borrower has demonstrated a satisfactory payment trend subject to management's assessment of the borrower's ability to repay the loan.

Loans held for sale. Loans held for sale are carried at the lower of aggregate cost or fair value. Gains and losses are recorded in non-interest income based on the difference between sales proceeds, net of sales commissions, and carrying value. When a determination is made at the time of commitment to originate or purchase loans as held-for-investment, it is the Company's intent to hold these loans to maturity or for the "foreseeable future," subject to periodic review under the Company's management evaluation processes, including asset/liability management. When the Company subsequently changes its intent to hold certain loans, the loans are transferred from the loans held-for-investment portfolio at amortized cost to the loans held-for-sale portfolio at lower of aggregate cost or fair value and the existing ACL on the loans transferred is reversed.

Allowance for Credit Losses ("ACL") on Loans Held for Investment. The Company adopted ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)* on January 1, 2021 which introduced a new current expected credit loss ("CECL") approach for financial instruments measured at amortized cost and other commitments to extend credit. CECL requires the immediate recognition of estimated credit losses expected to occur over the estimated remaining life of the asset. The forward-looking concept of CECL requires loss estimates to consider historical experience, GDP, unemployment rates, CRE and home price indexes, and reasonable and supportable economic forecasts of future events and circumstances.

The ACL is the combination of the allowance for loan losses and the reserve for unfunded loan commitments. The allowance for loan losses is reported as a reduction of the amortized cost basis of loans, while the reserve for unfunded loan commitments is included within "other liabilities" on the Consolidated Balance Sheets. The amortized cost basis of loans does not include accrued interest receivable, which is included in "accrued interest receivable" on the Consolidated Balance Sheets. The "Provision for credit losses" on the Consolidated Statements of Operations and Comprehensive Income is a combination of the provision for loan losses and the provision for unfunded loan commitments.

Under the Company's CECL approach, management estimates the ACL using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable economic forecasts that vary by loan portfolio. We use economic forecasts from Moody's Analytics in this process. The economic forecast is updated monthly; therefore, the one used for each quarter-end calculation is generally based on a one-month lag based on the timing of when the forecast is released. The Company does not consider a one-month lag to create a material difference but considers any subsequent material changes to our estimated loss forecasts as deemed appropriate. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term as well as for changes in environmental conditions, such as changes in gross domestic product (or "GDP"), unemployment rates, property values, or other relevant factors.

Under the CECL methodology, quantitative and qualitative loss factors are applied to our population of loans on a collective pool basis when similar risk characteristics exist. The Company evaluates loans for expected credit losses on an individual basis if, based on current information and events, the loan does not share similar credit risk characteristics with other loans. The Company may choose to measure expected credit losses on an individual loan basis by using one of the following methods: (1) the present value of the expected future cash flows of the loan discounted at the loan's original effective interest rate, or (2) if the loan is collateral dependent, the fair value of the collateral less costs to sell. For loans that are not collateral-dependent, the Company uses the present value of future cash flows.

Under the Company's CECL methodology, nine portfolio segments with similar risk characteristics are evaluated for expected loss. Six portfolios are modeled using econometric models and three smaller portfolios are evaluated using a simplified loss-rate method that calculates lifetime expected credit losses for the respective pools (simplified approach). The six portfolios subject to econometric modeling include residential mortgages; commercial and industrial loans ("C&I"); construction loans; commercial real estate ("CRE") for multifamily loans; CRE for owner-occupied loans; and other CRE loans. We estimate the probability of default during the reasonable and supportable forecast period using separate econometric regression models developed to correlate macroeconomic variables, (GDP, unemployment, CRE prices and residential mortgage prices) to historical credit performance for each of the six loan portfolios from the fourth quarter of 2007 to the fourth quarter of 2022. Loss given default rates are computed based on the net charge-offs recognized divided by the exposure at default of defaulted loans starting with the fourth quarter of 2007 through the fourth quarter of 2022. The probability of default and the loss given default rates are applied to the expected amount at default at the loan level based on contractual scheduled payments and estimated prepayments. The amounts so calculated comprise the quantitative portion of the allowance for credit losses.

The Company's CECL methodology utilizes an eight-quarter reasonable and supportable ("R&S") forecast period, and a four-quarter reversion period. Management relies on multiple forecasts, blending them into a single loss estimate. Generally speaking, the blended scenario approach would include the Baseline, the Alternative Scenario 1 – Upside – 10th Percentile and the Alternative Scenario 3 – Downside – 90th Percentile forecasts. After the R&S period, the Company reverts linearly for the four-quarter reversion period to the long-term loss rates for each of the six portfolios of loans.

The Company's CECL methodology estimates expected credit losses over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.

The simplified approach portfolios include Small Business Administration ("SBA") loans, Home Equity Lines of Credit ("HELOCs") and cash-secured loans, which are not modelled econometrically due to the low loss history for these three pools of loans. The forecasted loss rate is based on the forecasted GDP and unemployment rates during the first eight quarters of the portfolio's contractual life, reversion loss rates for the next four quarters of the portfolio's contractual life on a linear declining rate, and the long-term loss rate projected over the remainder of the portfolio's contractual life.

Under the Company's CECL methodology, the qualitative portion of the reserve on pooled loans represents management's judgment of additional considerations to account for internal and external risk factors that are not adequately measured in the quantitative reserve. The qualitative loss factors consider idiosyncratic risk factors, conditions that may not be reflected in quantitatively derived results, or other relevant factors to seek to ensure the allowance for credit losses reflects our best estimate of current expected credit losses. The qualitative reserves include reserves for policy exceptions, experience of management and staff, level of competition in the lending environment, weak risk identification, lack of historical loss experience with residential mortgage loans made to non-U.S. residents, oil & gas, the higher risk characteristics of purchased syndicated loans, model uncertainty, and loans with potential risk of loss given the current environment, including CRE and Office loans, but have not degraded to the point of qualifying for a specific reserve. Current and forecasted economic trends and underlying market values for collateral dependent loans also are considered within the econometric models described above.

The Company's CECL methodology requires a significant amount of management judgment in determining the appropriate allowance for credit losses. Several of the steps in the methodology involve judgment and are subjective in nature including, among other things: segmenting the loan portfolio; determining the period over which loss history to consider; selecting predictive econometric regression models that use appropriate macroeconomic variables; determining the methodology to forecast prepayments; selecting the most appropriate economic forecast scenario; determining the length of the R&S forecast and reversion periods; estimating expected utilization rates on unfunded loan commitments; and assessing relevant and appropriate qualitative factors. In addition, the CECL methodology is dependent on economic forecasts that are inherently imprecise and will change from period to period. Although the allowance for credit losses is considered by management to be appropriate, there can be no assurance that it will be sufficient to absorb future losses.

Management believes the allowance for credit losses is appropriate for the current expected credit losses in our loan portfolio and associated unfunded commitments, and the risk ratings and inherent loss rates currently assigned are reasonable and appropriate as of the reporting date. It is possible that others, given the same information, may at any point in time reach different conclusions that could result in a significant impact to the Company's financial statements.

Individually Evaluated Loans. Loans that do not share similar risk characteristics with other financial assets are individually evaluated for impairment and excluded from loan pools used within the collective evaluation of estimated credit losses. We defined the following criteria for what constitutes a "default", which results in a loan no longer sharing similar risk characteristics with other loans, and therefore requires an individual evaluation for expected credit losses. The criteria for default may include any one of the following: on nonaccrual status, modifications to borrowers experiencing financial difficulty, or payment delinquency of 90 days or more.

The Company has adopted ASU 2022-02, "Financial Instruments – Troubled Debt Restructurings and Vintage Disclosures" effective January 1, 2023. As part of the adoption, the Company has elected to apply the pending content prospectively and the practical expedient to exclude the accrued interest receivable balance from the disclosed amortized cost basis of loan modifications to debtors experiencing financial difficulty, consistent with our ACL approach discussed further below in this footnote.

Under the new guidance on loan modifications made to borrowers experiencing financial difficulty, when a loan held for investment is modified and is considered to be a continuation of the original loan, the Company uses the post-modification contractual rate to derive the effective interest rate when using a discounted cash flow method to determine the allowance for credit loss.

The amendments in this new guidance eliminate the previous TDR recognition and measurement guidance and, instead, require that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan.

Under the prior TDR guidance, a TDR is a formal modification of the terms of a loan when the lender, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower. The concessions may be granted in various forms, including a change in the stated interest rate, a reduction in the loan balance or accrued interest, or an extension of the maturity date. Although these loan modifications were considered TDRs, TDR loans that had, pursuant to the Bank's policy, performed under the restructured terms and had demonstrated sustained performance under the modified terms for six months were returned to accrual status. The sustained performance considered by management pursuant to its policy included the periods prior to the modification if the prior performance met or exceeded the modified terms. This would include cash paid by the borrower prior to the restructuring to set up interest reserves. Loans classified as TDRs were reported as individually evaluated loans.

The allowance for credit loss on a TDR was measured using the same method as all other loans held for investment, except when the value of a concession cannot be measured using a method other than the discounted cash flow method. Under the prior guidance when the value of a concession was measured using the discounted cash flow method, the allowance for credit loss was determined by discounting the expected future cash flows at the original interest rate of the loan.

Unfunded Loan Commitments. Unfunded loan commitments are generally related to providing credit facilities to clients of the Bank and are not actively traded financial instruments. These unfunded commitments are disclosed as off-balance sheet financial instruments in Note 14 in the Notes to Consolidated Financial Statements.

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company, using the same loss factors as used for the allowance for loan losses. The reserve for unfunded loan commitments uses the expected historical usage rate of the unfunded commitments during the contractual life of the commitments. The allowance for unfunded commitments is included in "other liabilities" on the Consolidated Balance Sheets. Changes in the allowance for unfunded commitments are included in the provision for loan losses.

Letter of Credit Fees. Issuance and commitment fees received for the issuance of commercial or standby letters of credit are recognized over the term of the instruments.

Other Real Estate Owned ("OREO"). Real estate acquired in the settlement of loans is initially recorded at fair value, less estimated costs to sell. Specific valuation allowances on other real estate owned are recorded through charges to operations to recognize declines in fair value subsequent to foreclosure. Gain or loss on sale is recognized when certain criteria relating to the buyer's initial and continuing investment in the property are met.

Investments in Affordable Housing Partnerships and Other Tax Credit Investments. The Company is a limited partner in limited partnerships that invest in low-income housing projects that are intended to qualify for Federal and/or State income tax credits and limited partnerships that invests in alternative energy systems that are intended to qualify for alternative energy tax credits. As further discussed in Note 6 to the Consolidated Financial Statements, the partnership interests are accounted for utilizing the equity method of accounting. As of December 31, 2023, eleven of the limited partnerships in which the Company has an equity interest were determined to be variable interest entities for which the Company is the primary beneficiary. The Company therefore consolidated the financial statements of these ten limited partnerships into the Consolidated Financial Statements. The tax credits from these partnerships are recognized in the consolidated financial statements to the extent they are utilized on the Company's income tax returns. The investments are reviewed for impairment on an annual basis or on an interim basis if an event occurred that would trigger potential impairment.

Investments in Venture Capital. The Company invests in limited partnerships that invest in nonpublic companies. These are commonly referred to as venture capital investments. These limited partnership interests are carried under the cost method with impairment charged against net income.

Premises and Equipment. Premises and equipment are carried at cost, less accumulated depreciation. Depreciation is computed on the straight-line method based on the following estimated useful lives of the assets:

Type	Estimated Useful Life (years)
Buildings	15 to 45
Building improvements	5 to 20
Furniture, fixtures, and equipment	3 to 25
Leasehold improvements	Shorter of useful lives or the terms of the leases

Improvements are capitalized and amortized to occupancy expense based on the above table. Construction in process is carried at cost and includes land acquisition cost, architectural fees, general contractor fees, capitalized interest and other costs related directly to the construction of a property.

Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in an acquisition. Goodwill and other intangible assets are assessed for impairment annually as of December 31 or whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The Company performed its annual impairment test and determined no impairment existed as of December 31, 2023 and 2022.

Other intangible assets. Other intangible assets are mainly comprised of core deposit intangible, which represents the purchase price over the fair value of the deposits acquired from other financial institutions, is amortized over its estimated useful life to its residual value in proportion to the economic benefits consumed. If a pattern of consumption cannot be reliably determined, straight-line amortization is used. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the premium balance over its remaining life can be recovered through the remaining deposit portfolio and amortizes core deposit premium over its estimated useful life.

Bank-Owned Life Insurance. We have purchased single premium life insurance policies ("bank-owned life insurance") on certain officers. The Bank is the beneficiary under each policy. In the event of the death of a covered officer, we will receive the specified insurance benefit from the insurance carrier and pay a fixed dollar amount to the beneficiary designated by the officer. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due, if any, that are probable at settlement.

Stock-Based Compensation. Stock option compensation expense is calculated based on the fair value of the award at the grant date for those options expected to vest and is recognized as an expense over the vesting period of the grant using the straight-line method. The Company uses the Black-Scholes option pricing model to estimate the value of granted options. This model takes into account the option exercise price, the expected life, the current price of the underlying stock, the expected volatility of the Company's stock, expected dividends on the stock and a risk-free interest rate. The Company estimates the expected volatility based on the Company's historical stock prices for the period corresponding to the expected life of the stock options. Restricted stock units are valued at the closing price of the Company's stock on the date of the grant.

Derivatives. The Company follows ASC Topic 815 that establishes accounting and reporting standards for financial derivatives, including certain financial derivatives embedded in other contracts, and hedging activities. It requires the recognition of all financial derivatives as assets or liabilities in the Company's Consolidated Balance Sheets at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a financial derivative is designated as a hedge and, if so, the type of hedge. Fair value is determined using third-party models with observable market data. For derivatives designated as cash flow hedges, changes in fair value are recognized in other comprehensive income/(loss) and are reclassified to earnings when the hedged transaction is reflected in earnings. For derivatives designated as fair value hedges, changes in the fair value of the derivatives are reflected in current earnings, together with changes in the fair value of the related hedged item if there is a highly effective correlation between changes in the fair value of the interest rate swaps and changes in the fair value of the underlying asset or liability that is intended to be hedged. If there is not a highly effective correlation between changes in the fair value of the interest rate swap and changes in the fair value of the underlying asset or liability that is intended to be hedged, then only the changes in the fair value of the interest rate swaps are reflected in the Company's consolidated financial statements.

Foreign Exchange Forwards and Foreign Currency Option Contracts. We enter into foreign exchange forward contracts and foreign currency option contracts with correspondent banks to mitigate the risk of fluctuations in foreign currency exchange rates for foreign currency certificates of deposit, foreign exchange contracts or foreign currency option contracts entered into with our clients. These contracts are not designated as hedging instruments and are recorded at fair value in our Consolidated Balance Sheets. Changes in the fair value of these contracts as well as the related foreign currency certificates of deposit, foreign exchange contracts or foreign currency option contracts, are recognized immediately in net income as a component of non-interest income. Period end gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities.

Income Taxes. The provision for income taxes is based on income reported for financial statement purposes, and differs from the amount of taxes currently payable, since certain income and expense items are reported for financial statement purposes in different periods than those for tax reporting purposes. The Company accounts for income taxes using the asset and liability approach, the objective of which is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. A valuation allowance is established for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Comprehensive Income/(loss). Comprehensive income/(loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income/(loss) generally includes net income/(loss), unrealized gains and losses on investments in securities available-for-sale, and cash flow hedges. Comprehensive income/(loss) and its components are reported and displayed in the Company's Consolidated Statements of Operations and Comprehensive Income.

Net Income per Common Share. Earnings per share ("EPS") is computed on a basic and diluted basis. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shares in the earnings of the Company. Potential dilution is excluded from computation of diluted per-share amounts when a net loss from operations exists.

Foreign Currency Translation. The Company considers the functional currency of its foreign operations to be the United States dollar. Accordingly, the Company remeasures monetary assets and liabilities at year-end exchange rates, while nonmonetary items are remeasured at historical rates. Income and expense accounts are remeasured at the average rates in effect during the year, except for depreciation, which is remeasured at historical rates. Foreign currency transaction gains and losses are recognized in income in the period of occurrence.

Statement of Cash Flows. Cash and cash equivalents include short-term highly liquid investments that generally have an original maturity of three months or less.

Segment Reporting. Through our branch network and lending units, we provide a broad range of financial services to individuals and companies. These services include demand, time and savings deposits; and commercial and industrial, real estate and consumer lending. While our chief decision makers monitor the revenue streams of our various products and services, operations are managed, and financial performance is evaluated on a company-wide basis. Accordingly, we consider all of our operations to be aggregated in one reportable operating segment.

Accounting Pronouncements Adopted in 2023

In March 2022, the FASB issued ASU 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method." Under prior guidance, entities can apply the last-of-layer hedging method to hedge the exposure of a closed portfolio of prepayable financial assets to fair value changes due to changes in interest rates for a portion of the portfolio that is not expected to be affected by prepayments, defaults, and other events affecting the timing and amount of cash flows. ASU 2022-01 expands the last-of-layer method, which permits only one hedge layer, to allow multiple hedged layers of a single closed portfolio. To reflect that expansion, the last-of-layer method is renamed the portfolio layer method. ASU 2022-01 also (i) expands the scope of the portfolio layer method to include non-prepayable financial assets, (ii) specifies eligible hedging instruments in a single-layer hedge, (iii) provides additional guidance on the accounting for and disclosure of hedge basis adjustments under the portfolio layer method and (iv) specifies how hedge basis adjustments should be considered when determining credit losses for the assets included in the closed portfolio. The adoption of ASU 2022-01 did not have a significant impact on our financial statements.

In March 2022, ASU 2022-02, "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures." ASU 2022-02 eliminates the accounting guidance for troubled debt restructurings in Accounting Standards Codification ("ASC") Subtopic 310-40, Receivables - Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, ASU 2022-02 requires entities to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC Subtopic 326-20, Financial Instruments - Credit Losses - Measured at Amortized Cost. As part of the adoption, the Company has elected to apply the pending content prospectively and the practical expedient to exclude the accrued interest receivable balance from the disclosed amortized cost basis of loan modifications to debtors experiencing financial difficulty, consistent with our ACL approach discussed further below in Note 5.

Other Accounting Standards Pending Adoption

In March 2023, ASU 2023-02, "Investments-Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method". ASU 2023-02 permits reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. ASU 2023-02 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. The Company is still evaluating the impact on it's consolidated financial statements.

In June 2022, ASU 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions." ASU 2022-03 clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. ASU 2022-03 also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction and requires certain new disclosures for equity securities subject to contractual sale restrictions. ASU 2022-03 will be effective for us on January 1, 2024. The adoption of ASU 2022-03 is not expected to have a significant impact on our financial statements.

2.   Business Combinations

The Company's subsidiary bank, Cathay Bank completed the purchase of HSBC Bank USA, National Association's West Coast mass retail market consumer banking business and retail business banking business on February 7, 2022. As a result of the acquisition, Cathay Bank added 10 retail branches in California and additional loans with principal balance of $646.1 million and deposits with a balance of $575.2 million.

The assets and liabilities, both tangible and intangible, were recorded at their estimated fair values as of the February 7, 2022 acquisition date. The assets acquired and liabilities assumed have been accounted for under the acquisition method of accounting. We have included the financial results of the business combinations in the Consolidated Statements of Operations and Comprehensive Income beginning on the acquisition date.

The fair value of the assets and the liabilities acquired as of February 7, 2022 are shown below:

	Balance Sheet
	(In thousands)
Assets:	
Cash and cash equivalents	$ 473
Loans	641,839
Right-of-use assets - operating leases	6,453
Core deposit intangible	3,138
Other	561
Total assets	$ 652,464
Liabilities assumed:	
Deposits	$ 575,163
Lease liabilities	6,453
Total liabilities assumed	$ 581,616
Net assets acquired	$ 70,848
Total cash paid at closing	$ 74,355
Goodwill	$ 3,507

3. Cash, Cash Equivalents and Restricted Cash

The Company manages its cash and cash equivalents based upon the Company's operating, investment, and financing activities. Cash and cash equivalents, for the purpose of reporting cash flows, consist of cash and due from banks and short-term investments and interest-bearing deposits. Cash and due from banks include cash on hand, cash items in transit, cash due from the Federal Reserve Bank of San Francisco ("FRBSF") and other financial institutions. Short-term investments and interest-bearing deposits include cash placed with other banks with original maturity of three months or less.

The Company had average excess balance with FRBSF of $1.09 billion and $1.24 billion as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, the Company had $53.8 million and $88.9 million, respectively, as cash margin that serves as collateral on deposit in a cash margin account for interest rate swaps of which $8.6 million and $8.2 million is restricted. As of December 31, 2023 and December 31, 2022, the Company held $6.4 million and $25.4 million, respectively, in a restricted escrow account with a major bank for its alternative energy investments.

4.   **Investment Securities**

Investment Securities. The following tables reflect the amortized cost, gross unrealized gains, gross unrealized losses, and fair values of debt securities available-for-sale as of December 31, 2023 and December 31, 2022:

		As of December 31, 2023		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Securities Available-for-Sale				
U.S. treasury securities	$ 495,167	$ 153	$ 20	$ 495,300
U.S. government agency entities	48,282	117	230	48,169
Mortgage-backed securities	892,942	223	106,442	786,723
Collateralized mortgage obligations	31,238	—	3,194	28,044
Corporate debt securities	258,451	22	12,139	246,334
Total	**$ 1,726,080**	**$ 515**	**$ 122,025**	**$ 1,604,570**

		As of December 31, 2022		
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Securities Available-for-Sale				
U.S. treasury securities	$ 241,611	$ —	$ 1,111	$ 240,500
U.S. government agency entities	63,347	384	121	63,610
U.S. government sponsored entities	30,000	—	—	30,000
Mortgage-backed securities	993,883	194	126,983	867,094
Collateralized mortgage obligations	34,552	—	3,491	31,061
Corporate debt securities	258,780	112	17,809	241,083
Total	**$ 1,622,173**	**$ 690**	**$ 149,515**	**$ 1,473,348**

The amortized cost and fair value of securities available-for-sale as of December 31, 2023, by contractual maturities, are set forth in the table below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or repayment penalties.

	Securities Available-for-Sale As of December 31, 2023	
	Amortized Cost	Fair Value
	(In thousands)	
Due in one year or less	$ 525,406	$ 524,948
Due after one year through five years	227,132	215,834
Due after five years through ten years	149,042	141,044
Due after ten years	824,500	722,744
Total	**1,726,080**	**1,604,570**

There were no sales of investment securities during the years ended December 31, 2023 and 2022. We received proceeds of $21.1 million from sales of investment securities for the year ended December 31, 2021. Gross realized gain on sale of investment securities was $853 thousand for the year ended December 31, 2021.

Allowance for Credit Losses

The securities that were in an unrealized loss position as of December 31, 2023, were evaluated to determine whether the decline in fair value below the amortized cost basis resulted from a credit loss or other factors. For a discussion of the factors and criteria the Company uses in analyzing securities for impairment related to credit losses, see Note 1 Summary of Significant Accounting Policies - Allowance for Credit Losses on Available for Sale Securities to the Consolidated Financial Statements.

The Company concluded the unrealized losses were primarily attributed to yield curve movement, together with widened liquidity spreads and credit spreads. The issuers have not, to the Company's knowledge, established any cause for default on these securities. The Company expects to recover the amortized cost basis of its securities and has no present intent to sell and will not be required to sell available-for-sale securities that have declined below their cost before their anticipated recovery. Accordingly, no allowance for credit losses was recorded as of December 31, 2023 and 2022, against these securities, and there was no provision for credit losses recognized for the years ended December 31, 2023, 2022 and 2021.

The tables below show the related fair value and the gross unrealized losses of the Company's investment portfolio, aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2023, and December 31, 2022:

	As of December 31, 2023					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Securities Available-for-Sale						
U.S. treasury securities.................	$ 49,831	$ 20	$ —	$ —	$ 49,831	$ 20
U.S. government agency entities ...	18,301	108	1,313	122	19,614	230
Mortgage-backed securities...........	—	—	768,274	106,442	768,274	106,442
Collateralized mortgage obligations	—	—	28,044	3,194	28,044	3,194
Corporate debt securities	64,448	552	166,864	11,587	231,312	12,139
Total...	$ **132,580**	$ **680**	$ **964,495**	$ **121,345**	$ **1,097,075**	$ **122,025**

	As of December 31, 2022					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)					
Securities Available-for-Sale						
U.S. treasury securities.................	$ 240,500	$ 1,111	$ —	$ —	$ 240,500	$ 1,111
U.S. government agency entities ...	—	—	1,806	121	1,806	121
Mortgage-backed securities...........	394,123	33,042	452,739	93,941	846,862	126,983
Collateralized mortgage obligations	24,427	1,614	6,634	1,877	31,061	3,491
Corporate debt securities	109,995	3,256	100,977	14,553	210,972	17,809
Total	$ **769,045**	$ **39,023**	$ **562,156**	$ **110,492**	$ **1,331,201**	$ **149,515**

As of December 31, 2023 the Company had 192 AFS debt securities in a gross unrealized loss position with no credit impairment, consisting of 154 mortgage-backed securities, 24 corporate debt securities, one U.S. treasury securities, five collateralized mortgage obligations and eight U.S. government agencies. In comparison, as of December 31, 2022, the Company had 159 mortgage-backed securities, 22 corporate debt securities, six U.S. treasury securities, five collateralized mortgage obligations and three U.S. government agencies.

Securities available-for-sale having a carrying value of $134.2 million and $145.7 million as of December 31, 2023, and December 31, 2022, respectively, were pledged to secure public deposits, and other borrowings.

Equity securities were $40.4 million and $22.2 million as of December 31, 2023 and 2022, respectively. The Company recognized a net unrealized gain of $18.2 million, $291 thousand and $1.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Company received proceeds of $553 thousand and realized a loss of $101 thousand on the sale of equity securities for the year ended December 31, 2022.

5.   Loans

Most of the Company's business activities are with clients located in the high-density Asian-populated areas of Southern and Northern California; New York City, New York; Houston and Dallas, Texas; Seattle, Washington; Boston, Massachusetts; Chicago, Illinois; Edison, New Jersey; Rockville, Maryland; and Las Vegas, Nevada. The Company also has loan clients in Hong Kong. The Company has no specific industry concentration, and generally its loans, when secured, are secured by real property or other collateral of the borrowers. The Company generally expects loans to be paid off from the operating profits of the borrowers, from refinancing by another lender, or through sale by the borrowers of the secured collateral.

The following table presents the composition of the Company's loans as of December 31, 2023, and 2022, were as follows:

	As of December 31,	
	2023	**2022**
	(In thousands)	
Loans:		
Commercial loans	$ 3,305,048	$ 3,318,778
Construction loans	422,647	559,372
Commercial real estate loans	9,729,581	8,793,685
Residential mortgage loans	5,838,747	5,252,952
Equity lines	245,919	324,548
Installment and other loans	6,198	4,689
Gross loans	19,548,140	18,254,024
Less:		
Allowance for loan losses	(154,562)	(146,485)
Unamortized deferred loan fees	(10,720)	(6,641)
Total loans, net	$ **19,382,858**	$ **18,100,898**

The Company pledged real estate loans of $14.15 billion as of December 31, 2023, and $13.07 billion as of December 31, 2022, to the Federal Home Loan Bank of San Francisco under its blanket lien pledging program. The Company pledged commercial loans of $388 thousand as of December 31, 2023, and $583 thousand as of December 31, 2022, to the Federal Reserve Bank's Discount Window under the Borrower-in-Custody program.

Loans serviced for others as of December 31, 2023, totaled $203.0 million and were comprised of $70.7 million of residential mortgages, $76.1 million of commercial real estate loans, $11.8 million of construction loans, and $44.4 million of commercial loans. As of December 31, 2022, loans serviced for others, totaled $181.4 million and were comprised of $80.2 million of residential mortgages, $51.6 million of commercial real estate loans, $2.5 million of construction loans and $47.1 million of commercial loans.

The Company has entered into transactions with its directors, executive officers, or principal holders of its equity securities, or the associates of such persons ("Related Parties"). All loans to Related Parties were current as of December 31, 2023 and 2022. An analysis of the activity with respect to loans to Related Parties for the years indicated is as follows:

	December 31,	
	2023	**2022**
	(In thousands)	
Balance at beginning of year	$ 33,217	$ 38,532
Additional loans made	20,160	25,050
Payment received	(7,670)	(30,365)
Balance at end of year	$ **45,707**	$ **33,217**

As of December 31, 2023, recorded investment in non-accrual loans totaled $66.7 million compared to $68.9 million as of December 31, 2022. The average balance of non-accrual loans was $71.8 million and $71.4 million as of December 31, 2023 and 2022, respectively. Interest recognized on non-accrual loans totaled $321 thousand, $435 thousand and $1.1 million for the years ended December 31, 2023, 2022 and 2021. For non-accrual loans, the amounts previously charged-off represent 15.8% of the contractual balances for non-accrual loans as of December 31, 2023 and 14.1% as of December 31, 2022.

The following tables present the average balance and interest income recognized on non-accrual loans for the periods indicated:

	For the year ended December 31, 2023	
	Average Recorded Investment	**Interest Income Recognized**
	(In thousands)	
Commercial loans	$ 18,008	$ 3
Construction loans	6,336	—
Commercial real estate loans	35,742	318
Residential mortgage and equity lines	11,743	—
Installment and other loans	1	—
Total	$ **71,830**	$ **321**

	Average Recorded Investment	**Interest Income Recognized**
Commercial loans	$ 28,109	$ 4
Construction loans	28,983	—
Commercial real estate loans	14,251	405
Residential mortgage and equity lines	28	26
Total	$ **71,371**	$ **435**

The following table presents non-accrual loans and the related allowance as of December 31, 2023 and 2022:

	As of December 31, 2023		
	Unpaid Principal Balance	Recorded Investment	Allowance
	(In thousands)		
With no allocated allowance:			
Commercial loans	$ 26,310	$ 14,404	$ —
Construction loans	7,736	7,736	—
Commercial real estate loans	41,725	32,030	—
Residential mortgage and equity lines	12,957	12,511	—
Installment and other loans	—	—	—
Subtotal	$ 88,728	$ 66,681	$ —
With allocated allowance:			
Commercial loans	$ —	$ —	$ —
Commercial real estate loans	—	—	—
Residential mortgage and equity lines	—	—	—
Subtotal	$ —	$ —	$ —
Total non-accrual loans	$ **88,728**	$ **66,681**	$ **—**

	As of December 31, 2022		
	Unpaid Principal Balance	Recorded Investment	Allowance
	(In thousands)		
With no allocated allowance:			
Commercial loans	$ 27,341	$ 12,949	$ —
Commercial real estate loans	37,697	32,205	—
Residential mortgage and equity lines	9,626	8,978	
Installment and other loans	9	8	—
Subtotal	$ 74,673	$ 54,140	$ —
With allocated allowance:			
Commercial loans	$ 14,643	$ 12,823	$ 3,734
Commercial real estate loans	1,896	1,891	207
Subtotal	$ 16,539	$ 14,714	$ 3,941
Total non-accrual loans	$ **91,212**	$ **68,854**	$ **3,941**

The following table is a summary of non-accrual loans as of December 31, 2023, 2022, and 2021 and the related net interest foregone for the years then ended:

	As of December 31,		
	2023	2022	2021
	(In thousands)		
Non-accrual portfolio loans	$ 66,681	$ 68,854	$ 65,846
Contractual interest due	6,270	4,620	4,032
Interest recognized	321	435	1,074
Net interest foregone	$ **5,949**	$ **4,185**	$ **2,958**

The following tables present the aging of the loan portfolio by type as of December 31, 2023, and December 31, 2022:

Type of Loans:	As of December 31, 2023						
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Non-accrual Loans	Total Past Due	Loans Not Past Due	Total
	(In thousands)						
Commercial loans................................	$ 11,771	$ 7,770	$ 508	$ 14,404	$ 34,453	$ 3,270,595	$ 3,305,048
Construction loans.............................	25,389	22,998	—	7,736	56,123	366,524	422,647
Commercial real estate loans.............	27,900	1,503	6,649	32,030	68,082	9,661,499	9,729,581
Residential mortgage loans and equity lines......................................	59,606	6,670	—	12,511	78,787	6,005,879	6,084,666
Installment and other loans................	32	—	—	—	32	6,166	6,198
Total loans	$124,698	$ 38,941	$ 7,157	$ 66,681	$237,477	$19,310,663	$19,548,140

Type of Loans:	As of December 31, 2022						
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Non-accrual Loans	Total Past Due	Loans Not Past Due	Total
	(In thousands)						
Commercial loans................................	$ 8,192	$ 3,235	$ 10,208	$ 25,772	$ 47,407	$ 3,271,371	$ 3,318,778
Construction loans.............................	—	—	—	—	—	559,372	559,372
Commercial real estate loans.............	25,772	—	1,372	34,096	61,240	8,732,445	8,793,685
Residential mortgage loans and equity lines......................................	47,043	5,685	—	8,978	61,706	5,515,794	5,577,500
Installment and other loans................	5	1	—	8	14	4,675	4,689
Total loans	$ 81,012	$ 8,921	$ 11,580	$ 68,854	$170,367	$18,083,657	$18,254,024

The Company has adopted ASU 2022-02, "Financial Instruments – Troubled Debt Restructurings and Vintage Disclosures" effective January 1, 2023. As part of the adoption, the Company has elected to apply the pending content prospectively and the practical expedient to exclude the accrued interest receivable balance from the disclosed amortized cost basis of loan modifications to debtors experiencing financial difficulty, consistent with our ACL approach discussed further below in this footnote.

Under the new guidance on loan modifications made to borrowers experiencing financial difficulty, when a loan held for investment is modified and is considered to be a continuation of the original loan, the Company uses the post-modification contractual rate to derive the effective interest rate when using a discounted cash flow method to determine the allowance for credit loss.

The amendments in this new guidance eliminate the previous TDR recognition and measurement guidance and, instead, require that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan.

Under the prior TDR guidance, a TDR is a formal modification of the terms of a loan when the lender, for economic or legal reasons related to the borrower's financial difficulties, grants a concession to the borrower. The concessions may be granted in various forms, including a change in the stated interest rate, a reduction in the loan balance or accrued interest, or an extension of the maturity date. Although these loan modifications were considered TDRs, TDR loans that had, pursuant to the Bank's policy, performed under the restructured terms and had demonstrated sustained performance under the modified terms for six months were returned to accrual status. The sustained performance considered by management pursuant to its policy included the periods prior to the modification if the prior performance met or exceeded the modified terms. This would include cash paid by the borrower prior to the restructuring to set up interest reserves. Loans classified as TDRs were reported as individually evaluated loans.

The allowance for credit loss on a TDR was measured using the same method as all other loans held for investment, except when the value of a concession could not be measured using a method other than the discounted cash flow method. Under the prior guidance when the value of a concession was measured using the discounted cash flow method, the allowance for credit loss was determined by discounting the expected future cash flows at the original interest rate of the loan.

Upon adoption of ASU 2022-02, the Company establishes a specific reserve for individually evaluated loans that do not share similar risk characteristics with the loans included in the quantitative baseline. These individually evaluated loans are removed from the pooling approach for the quantitative baseline, and include non-accrual loans, loan modifications made to borrowers experiencing financial difficulty, and other loans as deemed appropriate by management. The Company applies the loan refinancing and restructuring guidance provided in ASU 2022-02 to determine whether a modification made to a borrower results in a new loan or a continuation of an existing loan.

If economic conditions or other factors worsen relative to the assumptions the Company utilized, the expected loan losses will increase accordingly in future periods.

As of December 31, 2022, under the prior TDR guidance, there was accruing TDRs of $15.1 million and non-accrual TDRs of $6.3 million. As of December 31, 2022, the Company allocated zero in reserves to accruing TDRs and $427 thousand to non-accrual TDRs.

The following table presents TDRs that were modified during 2022, their specific reserve as of December 31, 2022, and charge-offs during 2022:

	Loans Modified as TDRs During the Year Ended December 31, 2022				
	No. of Contracts	**Pre-Modification Outstanding Recorded Investment**	**Post-Modification Outstanding Recorded Investment**	**Specific Reserve**	**Charge-offs**
		(Dollars in thousands)			
Commercial loans..	4	$ 6,115	$ 6,115	$ 427	$ —
Commercial real estate loans........................	3	3,676	3,669	—	—
Residential mortgage and equity lines..........	8	2,189	2,162	—	—
Total..	**15**	$ **11,980**	$ **11,946**	$ **427**	$ **—**

The following table presents TDRs that were modified during 2021, their specific reserve as of December 31, 2021, and charge-offs during 2021:

	Loans Modified as TDRs During the Year Ended December 31, 2021				
	No. of Contracts	**Pre-Modification Outstanding Recorded Investment**	**Post-Modification Outstanding Recorded Investment**	**Specific Reserve [1]**	**Charge-off**
		(Dollars in thousands)			
Commercial loans..	3	$ 2,150	$ 2,150	$ —	$ —
Residential mortgage and equity lines..........	2	3	3	—	—
Total	**5**	$ **2,153**	$ **2,153**	$ **—**	$ **—**

Modifications of the loan terms in the three and twelve months ended December 31, 2023, were in the form of payment deferrals, term extensions, and interest rate reductions, or a combination thereof.

The following table presents the amortized cost of loans modified to borrowers experiencing financial difficulty disaggregated by class of financing receivable and type of concession granted and the financial effects of the modifications for the twelve months ended December 31, 2023 by loan class and modification type:

| | | | | | Financial Effects of Loan Modifications | | |
	Payment Delay	Combo-Rate Reduction/Term Extension/Payment Delay	Total	Modification as a % of Loan Class	Weighted-Average Rate Reduction	Weighted-Average Term Extension (in Years)	Weighted-Average Payment Deferral (in Years)
Loan Type							
Commercial loans...............	$ —	$ 2,650	$2,650	0.08%	1.10%	2.2	0.9
Residential mortgage loans	222	—	222	0.00%	0.10%	0.0	2.0
Total.................................	**$ 222**	**$ 2,650**	**$2,872**				

The Company considers a loan to be in payment default once it is 60 to 90 days contractually past due under the modified terms. The Company tracks the performance of modified loans. A modified loan may become delinquent and may result in a payment default subsequent to modification. There were no loans that received a modification for the twelve months ended December 31, 2023 that subsequently defaulted.

The following table presents the performance of loans that were modified during the twelve months ended December 31, 2023.

| | Twelve Months Ended December 31, 2023 | | | |
| | Current | 30–89 Days Past Due | 90+ Days Past Due | Total |
		(In thousands)		
Loan Type				
Commercial loans..	$ 2,650	$ —	$ —	$ 2,650
Residential mortgage loans	222	—	—	222
Total...	**$ 2,872**	**$ —**	**$ —**	**$ 2,872**

A summary of TDRs by type of concession and by type of loans as of December 31, 2022, is set forth in the table below:

	December 31, 2022			
Accruing TDRs	**Payment Deferral**	**Rate Reduction**	**Rate Reduction and Payment Deferral**	**Total**
	(In thousands)			
Commercial loans	$ 2,588	$ —	$ —	$ 2,588
Commercial real estate loans	2,791	—	5,855	8,646
Residential mortgage loans	2,181	445	1,285	3,911
Total accruing TDRs	**$ 7,560**	**$ 445**	**$ 7,140**	**$ 15,145**

	December 31, 2022			
Non-accrual TDRs	**Payment Deferral**	**Rate Reduction**	**Rate Reduction and Payment Deferral**	**Total**
	(In thousands)			
Commercial loans	$ 3,629	$ —	$ —	$ 3,629
Commercial real estate loans	1,098	—	—	1,098
Residential mortgage loans	1,621	—	—	1,621
Total non-accrual TDRs	**$ 6,348**	**$ —**	**$ —**	**$ 6,348**

Modifications of the loan terms in the twelve months ended December 31, 2022, were in the form of extensions of maturity dates, which ranged generally from three to twelve months from the modification date.

We expect that the TDRs on accruing status as of December 31, 2022, which were all performing in accordance with their restructured terms, will continue to comply with the restructured terms because of the reduced principal or interest payments on these loans.

The Company considers a loan to be in payment default once it is 60 to 90 days contractually past due under the modified terms. The Company did not have any loans that were modified as a TDR during the previous twelve months and which had subsequently defaulted as of December 31, 2022.

Under the Company's internal underwriting policy, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification in order to determine whether a borrower is experiencing financial difficulty.

As of December 31, 2023, there were no commitments to lend additional funds to borrowers experiencing financial difficulty and whose loans were modified.

As part of the on-going monitoring of the credit quality of our loan portfolio, the Company utilizes a risk grading matrix to assign a risk rating to each loan. Loans are risk rated based on analysis of the current state of the borrower's credit quality. The analysis of credit quality includes a review of sources of repayment, the borrower's current financial and liquidity status and other relevant information. The risk rating categories can be generally described by the following grouping for non-homogeneous loans:

- **Pass/Watch** – These loans range from minimal credit risk to higher than average, but still acceptable, credit risk. The loans have sufficient sources of repayment to repay the loans in full, in accordance with all the terms and conditions and remains currently well protected by collateral values.

- **Special Mention** – Borrower is fundamentally sound, and the loan is currently protected but adverse trends are apparent that, if not corrected, may affect ability to repay. Primary source of loan repayment remains viable but there is increasing reliance on collateral or guarantor support.

- **Substandard** – These loans are inadequately protected by current sound worth, paying capacity or collateral. Well-defined weaknesses exist that could jeopardize repayment of debt. Loss may not be imminent, but if weaknesses are not corrected, there is a good possibility of some loss.

- **Doubtful** – The possibility of loss is extremely high, but due to identifiable and important pending events (which may strengthen the loan), a loss classification is deferred until the situation is better defined.

- **Loss** – These loans are considered uncollectible and of such little value that to continue to carry the loans as an active asset is no longer warranted.

The following table summarizes the Company's loan held for investment as of December 31, 2023 and 2022, presented by loan portfolio segments, internal risk ratings and vintage year. The vintage year is the year of origination, renewal or major modification:

December 31, 2023	Loans Amortized Cost Basis by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
	2023	2022	2021	2020	2019	Prior			
					(In thousands)				
Commercial loans									
Pass/Watch	$ 381,705	$ 323,939	$ 326,650	$ 96,725	$ 75,281	$ 136,162	$ 1,775,162	$ 8,308	$ 3,123,932
Special Mention	4,488	4,875	8,559	23,380	—	—	75,419	—	116,721
Substandard	1,752	653	9,895	2,462	763	5,775	40,131	116	61,547
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 387,945	$ 329,467	$ 345,104	$ 122,567	$ 76,044	$ 141,937	$ 1,890,712	$ 8,424	$ 3,302,200
YTD gross write-offs	$ —	$ 977	$ 1,312	$ 384	$ 3,672	$ 6,044	$ 1,520	$ —	$ 13,909
Construction loans									
Pass/Watch	$ 29,550	$ 131,984	$ 153,977	$ 19,461	$ 13,298	$ 3,131	$ —	$ —	$ 351,401
Special Mention	1,911	—	11,707	25,389	—	22,998	—	—	62,005
Substandard	—	—	—	—	7,736	—	—	—	7,736
Total	$ 31,461	$ 131,984	$ 165,684	$ 44,850	$ 21,034	$ 26,129	$ —	$ —	$ 421,142
YTD gross write-offs	$ —	$ —	$ —	$ —	$ —	$ 4,221	$ —	$ —	$ 4,221
Commercial real estate loans									
Pass/Watch	$ 2,121,489	$ 1,959,239	$ 1,585,010	$ 887,508	$ 1,019,952	$ 1,726,015	$ 184,601	$ —	$ 9,483,814
Special Mention	37,604	18,910	38,405	3,499	10,303	17,210	1,384	—	127,315
Substandard	—	11,870	12,170	2,965	17,293	66,205	—	—	110,503
Total	$ 2,159,093	$ 1,990,019	$ 1,635,585	$ 893,972	$ 1,047,548	$ 1,809,430	$ 185,985	$ —	$ 9,721,632
YTD gross write-offs	$ —	$ —	$ 208	$ —	$ 969	$ 4,164	$ —	$ —	$ 5,341
Residential mortgage loans									
Pass/Watch	$ 1,140,998	$ 1,128,526	$ 902,613	$ 524,315	$ 541,005	$ 1,583,118	$ —	$ —	$ 5,820,575
Special Mention	—	—	—	33	—	1,619	—	—	1,652
Substandard	7	652	3,325	2,577	1,334	9,311	—	—	17,206
Total	$ 1,141,005	$ 1,129,178	$ 905,938	$ 526,925	$ 542,339	$ 1,594,048	$ —	$ —	$ 5,839,433
YTD gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	—
Equity lines									
Pass/Watch	$ —	$ 98	$ —	$ —	$ —	$ —	$ 227,502	$ 16,628	$ 244,228
Special Mention	—	3	—	—	—	—	—	—	3
Substandard	—	—	—	—	—	—	2,511	173	2,684
Total	$ —	$ 101	$ —	$ —	$ —	$ —	$ 230,013	$ 16,801	$ 246,915
YTD gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	—
Installment and other loans									
Pass/Watch	$ 5,114	$ 981	$ 3	$ —	$ —	$ —	$ —	$ —	6,098
Total	$ 5,114	$ 981	$ 3	$ —	$ —	$ —	$ —	$ —	6,098
YTD gross write-offs	$ —	$ 15	$ —	$ —	$ —	$ —	$ —	$ —	15
Total loans	$ 3,724,618	$ 3,581,730	$ 3,052,314	$ 1,588,314	$ 1,686,965	$ 3,571,544	$ 2,306,710	$ 25,225	$ 19,537,420
Total YTD gross write-offs	$ —	$ 992	$ 1,520	$ 384	$ 4,641	$ 14,429	$ 1,520	$ —	$ 23,486

Loans Amortized Cost Basis by Origination Year

December 31, 2022	2022	2021	2020	2019	2018	Prior	Revolving Loans	Revolving Converted to Term Loans	Total
					(In thousands)				
Commercial loans									
Pass/Watch	$ 488,748	$ 446,647	$ 180,226	$ 119,355	$ 107,896	$ 106,649	$1,753,509	$ 6,560	$ 3,209,590
Special Mention	1,212	4,696	2,818	68	308	4,354	41,110	—	54,566
Substandard	25	12,750	342	4,859	2,766	6,985	22,084	133	49,944
Doubtful	—	—	—	1,504	2,185	—	234	—	3,923
Total	$ 489,985	$ 464,093	$ 183,386	$ 125,786	$ 113,155	$ 117,988	$1,816,937	$ 6,693	$ 3,318,023
YTD gross write-offs	$ 96	$ 587	$ 120	$ 71	$ 1,786	$ 360	$ 202	$ —	$ 3,222
Construction loans									
Pass/Watch	$ 99,798	$ 264,197	$ 113,312	$ 20,479	$ 3,067	$ —	$ —	$ —	$ 500,853
Special Mention	—	360	9,449	11,643	22,945	—	—	—	44,397
Substandard	—	—	—	1,736	9,309	—	—	—	11,045
Total	$ 99,798	$ 264,557	$ 122,761	$ 33,858	$ 35,321	$ —	$ —	$ —	$ 556,295
YTD gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate loans									
Pass/Watch	$2,087,650	$1,728,607	$ 975,953	$1,094,505	$ 908,748	$1,420,982	$ 178,116	$ —	$ 8,394,561
Special Mention	22,150	57,015	25,593	32,119	17,999	63,782	1,600	—	220,258
Substandard	12,320	7,861	14,392	19,972	34,899	81,844	2,631	—	173,919
Total	$2,122,120	$1,793,483	$1,015,938	$1,146,596	$ 961,646	$1,566,608	$ 182,347	$ —	$ 8,788,738
YTD gross write-offs	$ —	$ —	$ —	$ —	$ 2,152	$ —	$ —	$ —	$ 2,152
Residential mortgage loans									
Pass/Watch	$1,228,391	$ 964,799	$ 580,990	$ 600,786	$ 417,565	$1,444,320	$ —	$ —	$ 5,236,851
Special Mention	—	—	33	—	752	905	—	—	1,690
Substandard	206	762	2,028	1,966	1,799	8,785	—	—	15,546
Total	$1,228,597	$ 965,561	$ 583,051	$ 602,752	$ 420,116	$1,454,010	$ —	$ —	$ 5,254,087
YTD gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Equity lines									
Pass/Watch	$ 731	$ —	$ —	$ —	$ —	$ —	$ 302,825	$ 21,460	$ 325,016
Special Mention	5	—	—	—	—	—	—	—	5
Substandard	12	—	—	—	—	—	1,043	220	1,275
Total	$ 748	$ —	$ —	$ —	$ —	$ —	$ 303,868	$ 21,680	$ 326,296
YTD gross write-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Installment and other loans									
Pass/Watch	$ 1,792	$ 2,152	$ —	$ —	$ —	$ —	$ —	$ —	$ 3,944
Total	$ 1,792	$ 2,152	$ —	$ —	$ —	$ —	$ —	$ —	$ 3,944
YTD gross write-offs	$ 116	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 116
Total loans	$3,943,040	$3,489,846	$1,905,136	$1,908,992	$1,530,238	$3,138,606	$2,303,152	$ 28,373	$18,247,383
Total YTD gross write-offs	$ 212	$ 587	$ 120	$ 71	$ 3,938	$ 360	$ 202	$ —	$ 5,490

Revolving loans that are converted to term loans presented in the table above are excluded from the term loans by vintage year columns.

The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2023, and 2022. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Commercial Loans	Construction Loans	Commercial Real Estate Loans	Residential Mortgage and Equity Lines	Installment and Other Loans	Total
Allowance for loan losses			(In thousands)			
2021 Ending Balance	$ 43,394	$ 6,302	$ 61,081	$ 25,379	$ 1	$ 136,157
Provision/(reversal) for expected credit losses	6,798	4,109	9,079	(7,221)	148	12,913
Charge-offs	(3,222)	—	(2,152)	—	(116)	(5,490)
Recoveries	2,465	6	358	74	2	2,905
Net (Charge-offs)/Recoveries	$ (757)	$ 6	$ (1,794)	$ 74	$ (114)	$ (2,585)
2022 Ending Balance	$ 49,435	$ 10,417	$ 68,366	$ 18,232	$ 35	$ 146,485
Provision/(reversal) for expected credit losses	15,275	1,984	8,570	(177)	3	25,655
Charge-offs	(13,909)	(4,221)	(5,341)	—	(15)	(23,486)
Recoveries	2,990	—	2,833	85	—	5,908
Net (Charge-offs)/Recoveries	$ (10,919)	$ (4,221)	$ (2,508)	$ 85	$ (15)	$ (17,578)
2023 Ending Balance	$ 53,791	$ 8,180	$ 74,428	$ 18,140	$ 23	$ 154,562
Allowance for unfunded credit commitments, 2021 Ending Balance	$ 3,725	$ 3,375	$ —	$ —	$ —	$ 7,100
Provision for expected credit losses	1,115	515	—	—	—	1,630
Allowance for unfunded credit commitments 2022 Ending Balance	$ 4,840	$ 3,890	$ —	$ —	$ —	$ 8,730
Provision/(reversal) for expected credit losses	2,048	(1,725)	—	—	—	323
Allowance for unfunded credit commitments 2023 Ending Balance	$ 6,888	$ 2,165	$ —	$ —	$ —	$ 9,053

Residential mortgage loans in process of formal foreclosure proceedings were $242 thousand as of December 31, 2023, and $456 thousand as of December 31, 2022.

6. Investments in Affordable Housing and Alternative Energy Partnerships

The Company holds ownership interests in a number of limited partnerships that were formed to develop and operate housing for lower-income tenants throughout the United States and alternative energy partnerships that qualify for energy tax credits. The Company evaluates its interests in these partnerships to determine whether they meet the definition of a Variable Interest Entity ("VIE") and whether the Company is required to consolidate these entities. A VIE is consolidated by its primary beneficiary, which is the party that has both (i) the power to direct the activities that most significantly impact the economic performance of the VIE and (ii) a variable interest that could potentially be significant to the VIE. To determine whether or not a variable interest the Company holds could potentially be significant to the VIE, the Company considers both qualitative and quantitative factors regarding the nature, size and form of the Company's involvement with the VIE. While the Company has determined that its interests in these entities meet the definition of a variable interest in accordance with ASC 810, the Company has determined that the Company is not the primary beneficiary in all but eleven of these partnerships because the Company does not have the power to direct the activities that most significantly impact the economic performance of the entities including operational and credit risk management activities. As the Company is not the primary beneficiary, the Company did not consolidate the entities.

The investment in these entities approximates the maximum exposure to loss as a result of the Company's involvement with these unconsolidated entities. The balance of the Company's investments in these entities was $315.7 million and $327.1 million as of December 31, 2023, and 2022, respectively.

The Company's investments in these partnerships, net, are presented in the table below:

	As of December 31,	
	2023	2022
	(In thousands)	
Investments in affordable housing partnerships, net	$ 295,740	$ 289,920
Other borrowings for affordable housing limited partnerships	$ 15,787	$ 22,600
Investments in affordable housing and alternative energy partnerships, unfunded commitments	$ 106,452	$ 133,491
Investments in alternative energy tax credit partnerships, net	$ 19,943	$ 37,208

As of December 31, 2023, eleven of the limited partnerships in which the Company has an equity interest were determined to be variable interest entities for which the Company is the primary beneficiary. The consolidation of these limited partnerships in the Company's Consolidated Financial Statements increased total assets and liabilities by $25.3 million as of December 31, 2023, and by $31.3 million as of December 31, 2022. Recourse in other borrowings for affordable housing limited partnerships is limited to the assets of the limited partnerships. Investments in alternative energy partnerships were $19.9 million and $37.2 million as of December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, $6.4 million and $25.4 million, respectively, of this investment were in an escrow account with a major bank. Unfunded commitments for affordable housing limited partnerships and alternative energy tax credit partnerships were recorded under other liabilities.

As of December 31, 2023, the Company's unfunded commitments related to investments in qualified affordable housing and alternative energy partnerships, net, are estimated to be paid as follows:

Year Ending December 31,	Amount (In thousands)
2024	$ 49,810
2025	$ 34,871
2026	$ 15,194
2027	$ 1,400
2028	$ 1,019
Thereafter	$ 4,158
Total unfunded commitments	$ **106,452**

Each of the partnerships must meet regulatory requirements for affordable housing and alternative energy projects, including long-term minimum compliance periods (such as a 15-year minimum compliance period for certain affordable housing tax credits) to fully utilize the tax credits. If the partnerships cease to qualify during the compliance period, the credits may be denied for any period in which the projects are not in compliance and a portion of the credits previously taken is subject to recapture with interest. The remaining tax credits to be utilized over a multiple-year period are $249.6 million for Federal and $6.2 million for state as of December 31, 2023. The possible inability to realize these tax credits and other returns from our investments in these partnerships can have a negative impact on our financial results. The risk of not being able to realize the tax credits and other returns depends on many factors, including changes in the applicable provisions of the tax code, the ability of the projects to be completed and properly managed and other factors that are outside of our control. Losses in excess of the Bank's investment in three limited partnerships have not been recorded in the Company's Consolidated Financial Statements because the Company had fully satisfied all capital commitments required under the respective limited partnership agreements. In 2023 and 2022, non-interest expense included $7.7 million and $6.2 million in impairment charges for investments in low-income housing partnerships.

The following table summarizes the Company's usage of affordable housing and other tax credits including energy tax credits.

	As of December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Affordable housing and other tax credits recognized	$ 32,395	$ 29,524	$ 26,459
Alternative energy tax credits recognized	$ 41,320	$ 4,707	$ 6,337

7.   Premises and Equipment

Premises and equipment consisted of the following as of December 31, 2023, and December 31, 2022:

	As of December 31,	
	2023	**2022**
	(In thousands)	
Land and land improvements	$ 42,566	$ 42,566
Building and building improvements	81,796	81,613
Furniture, fixtures and equipment	68,371	65,872
Leasehold improvement	18,056	18,009
Construction in process	941	375
	211,730	208,435
Less: Accumulated depreciation	120,633	113,659
Premises and equipment, net	**$ 91,097**	**$ 94,776**

The amount of depreciation included in operating expense was $7.1 million, $8.0 million and $7.7 million for the years ended December 31, 2023, 2022 and 2021, respectively.

8.   Goodwill and Other Intangible Assets

Goodwill. Total goodwill was $375.7 million as of December 31, 2023 and 2022. Additional information pertaining to the Company's accounting policy for goodwill is summarized in Note 1 — Summary of Significant Accounting Policies — Goodwill and Other Intangible Assets. The Company completed its annual goodwill impairment testing and additionally reviewed the macroeconomic conditions on its business performance and market capitalization and concluded that goodwill was not impaired as of December 31, 2023 and 2022.

Core Deposit Intangibles. As a result of the acquisition of HSBC's West Coast mass retail market consumer banking business and retail business banking business, the Company added core deposit intangibles of $3.1 million in 2022. The following table presents the gross carrying amount and accumulated amortization of core deposits intangible assets as of December 31, 2023 and 2022:

	December 31,	
	2023	2022
	(In thousands)	
Gross balance	$ 10,562	$ 10,562
Accumulated amortization	(5,291)	(4,291)
Impairment	(1,227)	(918)
Net carrying balance	$ **4,044**	$ **5,353**

There were $1.2 million and $918 thousand in impairment write-downs on core deposit intangibles for the year ended December 31, 2023 and 2022, respectively, included in amortization of core deposit intangibles on the Consolidated Statements of Operations and Comprehensive Income. No impairment write-downs were recorded on core deposit intangibles for the years ended December 31, 2021.

The Company amortizes the core deposit intangibles based on the projected useful lives of the related deposits. The amortization expense related to the core deposit intangible assets was $1.3 million, $1.9 million and $687 thousand for the years ended December 31, 2023, 2022 and 2021, respectively.

	Amount
	(In thousands)
2024	$ 1,001
2025	$ 947
2026	$ 870
2027	$ 870
thereafter	$ 356
Total	$ **4,044**

9.   **Deposits**

The following table displays deposit balances as of December 31, 2023, and December 31, 2022:

	As of December 31,	
	2023	**2022**
	(In thousands)	
Deposits		
Non-interest-bearing demand deposits	$ 3,529,018	$ 4,168,989
Interest bearing demand deposits	2,370,685	2,509,736
Money market deposits	3,049,754	3,812,724
Savings deposits	1,039,203	1,000,460
Time deposits	9,336,787	7,013,370
Total deposits	$ **19,325,447**	$ **18,505,279**

Time deposits outstanding as of December 31, 2023, mature as follows.

	Expected Maturity Date at December 31,						
	2024	**2025**	**2026**	**2027**	**2028**	**Thereafter**	**Total**
	(In thousands)						
Time deposits	$9,312,877	$ 18,429	$ 3,203	$ 2,230	$ 23	$ 25	$9,336,787

Accrued interest payable on client deposits was $28.6 million, $13.2 million, and $1.7 million as of December 31, 2023, 2022 and 2021, respectively. The following table summarizes the interest expense on deposits by account type for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Interest bearing demand	$ 40,952	$ 8,176	$ 2,249
Money market accounts	86,097	39,913	18,241
Saving accounts	8,916	853	769
Time deposits	331,997	56,354	40,542
Total	$ **467,962**	$ **105,296**	$ **61,801**

The aggregate amount of domestic time deposits in denominations that meet or exceed the current FDIC insurance limit of $250 thousand was $5.30 billion and $4.10 billion as of December 31, 2023, and 2022, respectively. Foreign offices' time deposits of $174.2 million and $128.6 million as of December 31, 2023, and 2022, respectively, were in denominations of greater than $250 thousand.

10.   Borrowed Funds

There were no outstanding securities sold or entered into under agreements to repurchase at December 31, 2023, 2022 and 2021.

Securities sold under agreements to repurchase, if any, are accounted for as collateralized financing transactions and recorded at the amounts at which the securities were sold.

As of December 31, 2023, there were no over-night borrowings from the FHLB in 2023 and $150.0 million in over-night borrowings from the FHLB at a rate of 4.65% in 2022. As of December 31, 2023, all advances from the FHLB were $540.0 million at a weighted average rate of 5.64% and $335.0 million at a weighted average rate of 4.54% as of December 31, 2022. As of December 31, 2023, final maturity for the FHLB advances were $525.0 million that will mature in January 2024 and $15.0 million that will mature in September 2024. Our unused borrowing capacity from the Federal Home Loan Bank as of December 31, 2023 was $6.60 billion and unpledged securities at December 31, 2023 was $1.47 billion.

Other Liabilities. On November 23, 2004, the Company entered into an agreement with Mr. Dunson K. Cheng, pursuant to which he agreed to defer any bonus amounts in excess of $225 thousand for the year ended December 31, 2005, until the later of January 1 of the first year following his separation from service from the Company or the first day of the seventh month following his separation from service from the Company. Accordingly, an amount equal to $610 thousand was deferred in 2004 and was accrued in other liabilities in the Consolidated Balance Sheets. The Company agreed to accrue interest on the deferred portion of the bonus at 7.0% per annum compounded quarterly. The deferred amount will be increased each quarter by the amount of interest computed for that quarter. On November 23, 2014, the interest rate was reset to 5.06% based on 275 basis points above the interest rate on the ten-year Treasury Note on that date. On March 13, 2014, the Compensation Committee of the Company awarded Mr. Cheng a cash bonus in the amount of $300 thousand for the quarter ended December 31, 2013 and provided as part of the award that payment of the bonus would be deferred until the later of January 1 of the first year following his separation from service from the Company or the first day of the seventh month following his separation from service from the Company. The Company accrues interest on the deferred bonus at 5.02% per annum compounded quarterly. On March 28, 2019, the interest rate was reset to 5.72% based on 350 basis points above the interest rate on the five-year Treasury Note on that date.

The balance of deferred bonuses was $2.4 million and $2.3 million at December 31, 2023, and 2022, respectively. Accrued interest of deferred bonuses were $122 thousand during 2023, $116 thousand during 2022, and $110 thousand during 2021.

We established three special purpose trusts in 2003 and two in 2007 for the purpose of issuing Guaranteed Preferred Beneficial Interests in their Subordinated Debentures to outside investors ("Capital Securities"). The proceeds from the issuance of the Capital Securities as well as our purchase of the common stock of the special purpose trusts were invested in Junior Subordinated Notes of the Company ("Junior Subordinated Notes"). The trusts exist for the purpose of issuing the Capital Securities and investing in Junior Subordinated Notes. Subject to some limitations, payment of distributions out of the monies held by the trusts and payments on liquidation of the trusts, or the redemption of the Capital Securities, are guaranteed by the Company to the extent the trusts have funds on hand at such time. The obligations of the Company under the guarantees and the Junior Subordinated Notes are subordinate and junior in right of payment to all indebtedness of the Company and will be structurally subordinated to all liabilities and obligations of the Company's subsidiaries. The Company has the right to defer payments of interest on the Junior Subordinated Notes at any time or from time to time for a period of up to twenty consecutive quarterly periods with respect to each deferral period. Under the terms of the Junior Subordinated Notes, the Company may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock if it has deferred payment of interest on any Junior Subordinated Notes.

As of December 31, 2023 and 2022, Junior Subordinated Notes totaled $119.1 million, with a weighted average interest rate of 7.54% and 4.01%, respectively. The Junior Subordinated Notes have a stated maturity term of 30 years. Interest expense on the Junior Subordinated Notes was $6.5 million, $5.5 million, and $5.8 million for years ended December 31, 2023, 2022 and 2021, respectively. Included in the 2022 and 2023 interest expense is the amortization of the gain on cash flow interest rate swaps, early terminated in 2022.

11.   Capital Resources

Total equity was $2.74 billion as of December 31, 2023, an increase of $262.5 million, or 10.6%, from $2.47 billion at December 31, 2022, primarily due to net income of $354.1 million, other comprehensive income of $16.9 million, stock based compensation of $7.0 million, proceeds from dividend reinvestment of $3.5 million, stock issued to directors of $0.9 million, offset by common stock cash dividends of $98.6 million, purchases of treasury stock of $16.7 million, and shares withheld related to net share settlement of RSU's of $4.5 million. . The Company paid cash dividends of $1.36 per common share in 2023, $1.36 per common share in 2022, and $1.27 per common share in 2021.

On May 26th, 2022, the Board of Directors approved a stock repurchase program to buy back up to $125.0 million of the Company's common stock. Under this program, the Company repurchased 2,522,538 shares for $108.4 million at an average cost of $42.98 for the year. During 2022, the Company repurchased 3,227,465 shares in total for approximately $141.3 million at an average cost of $43.79.

On February 21, 2023, the Company completed its May 2022 stock buyback program by repurchasing 375,090 shares at an average cost of $44.20 in the first quarter of 2023, for a total of $16.6 million.

The five special purpose trusts established for the purpose of issuing the Capital Securities are considered variable interest entities. Because the Bancorp is not the primary beneficiary of the trusts, the financial statements of the trusts are not included in the Consolidated Financial Statements of the Company. The Junior Subordinated Notes, all of which were issued before May 19, 2010, are currently included in the Tier 2 capital of the Bancorp for regulatory capital purposes. Under the Dodd-Frank Act, trust preferred securities issued before May 19, 2010, by bank holding companies with assets of less than $15.0 billion as of December 31, 2009, continue to qualify for Tier 1 capital treatment. As of December 31, 2023, and 2022, the Company's assets exceeded the $15.0 billion threshold and, as a result, the Junior Subordinated Notes no longer qualify as Tier 1 capital for regulatory reporting purposes.

The table below summarizes the outstanding Junior Subordinated Notes issued by the Company to each trust as of December 31, 2023 and 2022:

						As of December 31, 2023		
Trust Name	Issuance Date	Principal Balance of Notes	Not Redeemable Until	Stated Maturity	Annualized Coupon Rate	Current Interest Rate	Date of Rate Change	Payable/ Distribution Date
				(Dollars in thousands)				
Cathay Capital Trust I	June 26, 2003	$ 20,619	June 30, 2008	June 30, 2033	3-month SOFR + 3.15% + 0.26161%	8.81 %	December 29, 2023	March 30 June 30 September 30 December 30
Cathay Statutory Trust I	September 17, 2003	20,619	September 17, 2008	September 17, 2033	3-month SOFR + 3.00% + 0.26161%	8.67 %	December 17, 2023	March 17 June 17 September 17 December 17
Cathay Capital Trust II	December 30, 2003	12,887	March 30, 2009	March 30, 2034	3-month SOFR + 2.90% + 0.26161%	8.56 %	December 29, 2023	March 30 June 30 September 30 December 30
Cathay Capital Trust III	March 28, 2007	46,392	June 15, 2012	June 15, 2037	3-month SOFR + 1.48% + 0.26161%	7.15 %	December 14, 2023	March 15 June 15 September 15 December 15
Cathay Capital Trust IV	May 31, 2007	18,619	September 6, 2012	September 6, 2037	3-month SOFR + 1.40%	7.06 %	December 5, 2023	March 6 June 6 September 6
Total Junior Subordinated Notes		$ 119,136						

						As of December 31, 2022		
Trust Name	Issuance Date	Principal Balance of Notes	Not Redeemable Until	Stated Maturity	Annualized Coupon Rate	Current Interest Rate	Date of Rate Change	Payable/ Distribution Date
				(Dollars in thousands)				
Cathay Capital Trust I	June 26, 2003	$ 20,619	June 30, 2008	June 30, 2033	3-month LIBOR + 3.15%	6.82 %	December 29, 2022	March 30 June 30 September 30 December 30
Cathay Statutory Trust I	September 17, 2003	20,619	September 17, 2008	September 17, 2033	3-month LIBOR + 3.00%	6.53 %	December 18, 2022	March 17 June 17 September 17 December 17
Cathay Capital Trust II	December 30, 2003	12,887	March 30, 2009	March 30, 2034	3-month LIBOR + 2.90%	6.57 %	December 29, 2022	March 30 June 30 September 30 December 30
Cathay Capital Trust III	March 28, 2007	46,392	June 15, 2012	June 15, 2037	3-month LIBOR + 1.48%	4.77 %	December 14, 2022	March 15 June 15 September 15 December 15
Cathay Capital Trust IV	May 31, 2007	18,619	September 6, 2012	September 6, 2037	3-month LIBOR + 1.4%	4.54 %	December 5, 2022	March 6 June 6 September 6 December 6
Total Junior Subordinated Notes		$ 119,136						

12. Income Taxes

For the years ended December 31, 2023, 2022, and 2021, the current and deferred amounts of the income tax expense are summarized as follows:

	Year Ended December 31,		
	2023	2022	2021
	(In thousands)		
Current:			
Federal	$ 5,428	$ 57,029	$ 29,955
State	48,812	56,953	44,416
Total Current	$ 54,240	$ 113,982	$ 74,371
Deferred:			
Federal	$ (1,676)	$ (1,776)	$ 5,986
State	(3,106)	(312)	3,182
Total Deferred	$ (4,782)	$ (2,088)	$ 9,168
Total income tax expense	$ 49,458	$ 111,894	$ 83,539

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities give rise to deferred taxes. Net deferred tax assets as of December 31, 2023 and 2022, are included in other assets in the accompanying Consolidated Balance Sheets and are as follows:

	As of December 31,	
	2023	2022
	(In thousands)	
Deferred Tax Assets		
Loan loss allowance	$ 50,126	$ 47,673
Accrual for bonuses	4,636	2,591
Non-accrual interest	2,164	1,572
Write-down on equity securities and venture capital investments	2,018	1,975
Depreciation and amortization	765	—
State tax	5,693	6,251
Unrealized loss on securities available-for-sale, net	31,728	40,400
Tax credits carried forward	9,136	9,136
Net operating loss carried forward	3,787	5,916
Other, net	7,632	4,711
Gross deferred tax assets	$ 117,685	$ 120,225
Deferred Tax Liabilities		
Deferred loan costs	$ (9,687)	$ (10,025)
Depreciation and amortization	—	(2,856)
Unrealized gain on interest rate swaps	(838)	(1,364)
Unrealized gain on equity securities	(4,863)	—
Dividends on Federal Home Loan Bank common stock	(977)	(981)
Other, net	(3,916)	(3,506)
Gross deferred tax liabilities	$ (20,281)	$ (18,732)
Net deferred tax assets	$ 97,404	$ 101,493

Amounts for the current year are based upon estimates and assumptions and could vary from amounts shown on the tax returns as filed.

As of December 31, 2023, the Company's gross net operating loss ("NOL") carryovers, all of which are subject to limitation under Section 382 of the Internal Revenue Code, totaled approximately $2.3 million for which a deferred tax asset of $0.5 million has been recorded reflecting the expected benefit of these federal NOL carryovers. At December 31, 2023, the Company has California NOL carryovers of $33.5 million for which a California deferred tax asset of $3.3 million has been recorded reflecting the expected benefit of these California NOL carryovers. The annual IRC Section 382 limitation is $10.2 million per year until 2021 and decreases to $8.8 million in 2022 and $7.3 million per year thereafter. If not utilized, a portion of the Company's federal and state NOL's will begin to expire in 2030. At December 31, 2023, the Company's federal tax credit carryovers and AMT tax credit carryovers total $7.5 million and $1.0 million, respectively. If not utilized, the federal tax credit carryovers will begin to expire in 2028. The AMT tax credit carryovers can be carried forward indefinitely.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize all benefits related to these deductible temporary differences.

The Company had current income tax receivables of $33.7 million as of December 31, 2023, and $16.7 million as of December 31, 2022. The Company had $15.9 million of tax credits generated in 2023 that will be credited back to 2022. Current income tax receivable is included in other assets in the accompanying Consolidated Balance Sheets.

The Company's tax returns are open for audits by the Internal Revenue Service back to 2020 and by the California Franchise Tax Board back to 2019. The Company is currently under audit by the California Franchise Tax Board for 2020. It is reasonably possible that unrecognized tax benefits could change significantly over the next twelve months. The Company does not expect that any such changes would have a material impact on its annual effective tax rate.

Income tax expense results in effective tax rates that differ from the statutory federal income tax rate for the years indicated as follows:

	Year Ended December 31,					
	2023		2022		2021	
	(Dollars in thousands)					
Tax provision at Federal statutory rate	$ 84,752	21.0%	$ 99,233	21.0%	$ 80,187	21.0%
State income taxes, net of Federal income tax benefit	36,107	9.0	44,837	9.5	37,602	9.8
Excess deduction for stock option and RSUs	(586)	(0.1)	(140)	—	(20)	—
Low income housing and other tax credits	(73,715)	(18.3)	(34,231)	(7.2)	(32,795)	(8.6)
Other, net	2,900	0.7	2,195	0.4	(1,435)	(0.3)
Total income tax expense	**$ 49,458**	**12.3%**	**$ 111,894**	**23.7%**	**$ 83,539**	**21.9%**

13. Stockholders' Equity and Earnings per Share

As a bank holding company, the Bancorp's ability to pay dividends will depend upon the dividends it receives from the Bank and on the income it may generate from any other activities in which it may engage, either directly or through other subsidiaries.

Under California banking law, the Bank may not, without regulatory approval, pay a cash dividend that exceeds the lesser of the Bank's retained earnings or its net income for the last three fiscal years, less any cash distributions made during that period. Under this regulation, the amount of retained earnings available for cash dividends to the Company immediately after December 31, 2023, is restricted to approximately $420.4 million. The amount of retained earnings available for cash dividends is restricted to approximately $296.2 million for December 31,2022.

Activity in accumulated other comprehensive income, net of tax, and reclassification out of accumulated other comprehensive income for the years ended December 31, 2023, and 2022 was as follows:

	2023			2022		
	Pre-tax	Tax expense/ (benefit)	Net-of-tax	Pre-tax	Tax expense/ (benefit)	Net-of-tax
			(In thousands)			
Beginning balance, loss, net of tax						
Securities available-for-sale.......			$ (104,832)			$ 211
Cash flow hedge derivatives			2,537			(3,276)
Total			$ (102,295)			$ (3,065)
Net unrealized gains/(losses) arising during the period						
Securities available-for-sale.......	$ 24,315	$ 7,786	$ 16,529	$ (149,124)	$ (44,081)	$ (105,043)
Cash flow hedge derivatives	(2,503)	(740)	(1,763)	10,864	3,211	7,653
Total	21,812	7,046	14,766	(138,260)	(40,870)	(97,390)
Reclassification adjustment for net gains/(losses) in net income						
Securities available-for-sale.......	3,000	887	2,113	—	—	—
Cash flow hedge derivatives	—	—	—	(2,612)	(772)	(1,840)
Total	3,000	887	2,113	(2,612)	(772)	(1,840)
Total other comprehensive income/(loss)						
Securities available-for-sale.......	27,315	8,673	18,642	(149,124)	(44,081)	(105,043)
Cash flow hedge derivatives	(2,503)	(740)	(1,763)	8,252	2,439	5,813
Total	$ 24,812	$ 7,933	$ 16,879	$ (140,872)	$ (41,642)	$ (99,230)
Ending balance, gain/(loss), net of tax						
Securities available-for-sale.......			$ (86,190)			$ (104,832)
Cash flow hedge derivatives			774			2,537
Total			$ (85,416)			$ (102,295)

The Board of Directors of the Bancorp is authorized to issue preferred stock in one or more series and to fix the voting powers, designations, preferences or other rights of the shares of each such class or series and the qualifications, limitations, and restrictions thereon. Any preferred stock issued by the Bancorp may rank prior to the Bancorp common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights, and may be convertible into shares of the Bancorp common stock. There are no shares of preferred stock currently issued and outstanding.

The following is the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years as indicated:

	Year Ended December 31,								
	2023			**2022**			**2021**		
	Income (Numerator)	**Shares (Denominator)**	**Per Share Amount**	**Income (Numerator)**	**Shares (Denominator)**	**Per Share Amount**	**Income (Numerator)**	**Shares (Denominator)**	**Per Share Amount**
				(In thousands, except shares and per share data)					
Net income	$ 354,124			$ 360,642			$ 298,304		
Basic EPS, income	$ 354,124	72,573,025	$ 4.88	$ 360,642	74,337,265	$ 4.85	$ 298,304	78,268,369	$ 3.81
Effect of dilutive stock options and RSU		289,603			327,470			302,269	
Diluted EPS, income	**$ 354,124**	**72,862,628**	**$ 4.86**	**$ 360,642**	**74,664,735**	**$ 4.83**	**$ 298,304**	**78,570,638**	**$ 3.80**

14. Commitments and Contingencies

Legal Proceedings. The Company is involved in various claims and legal proceedings that arise in the course of conducting the Company's business. The outcome of such claims and legal proceedings are inherently difficult to predict. Management, after consultation with legal counsel and based upon its assessment of information currently available to the Company, believes that any liability resulting from the resolution of any claims and proceedings currently pending against the Company will not have a material effect upon the Company's consolidated financial condition, results of operations, or liquidity taken as a whole.

In accordance with ASC 450, "Contingencies," the Company accrues reserves for outstanding lawsuits, claims and proceedings when a loss contingency is probable and can be reasonably estimated. The Company estimates the amount of loss contingencies using current available information from legal proceedings, advice from legal counsel, and available insurance coverage. Due to the inherent subjectivity of the assessments and unpredictability of the outcomes of the legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to the Company from the legal proceedings in question. Thus, the Company's exposure and ultimate losses may be higher, and possibly significantly more than the amounts accrued.

Lending. In the normal course of business, the Company becomes a party to financial instruments with off-balance sheet risk to meet the financing needs of its clients. These financial instruments include commitments to extend credit in the form of loans or through commercial or standby letters of credit and financial guarantees. Those instruments represent varying degrees of exposure to risk in excess of the amounts included in the accompanying Consolidated Balance Sheets. The contractual or notional amount of these instruments indicates a level of activity associated with a particular class of financial instrument and is not a reflection of the level of expected losses, if any.

The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with credit risk.

Financial instruments for which contract amounts represent the amount of credit risk include the following:

	As of December 31,	
	2023	**2022**
	(In thousands)	
Commitments to extend credit	$ 3,808,619	$ 3,630,304
Standby letters of credit	368,618	315,821
Commercial letters of credit	11,308	29,416
Total	**$ 4,188,545**	**$ 3,975,541**

Commitments to extend credit are agreements to lend to a client provided there is no violation of any condition established in the commitment agreement. These commitments generally have fixed expiration dates and are expected to expire without being drawn upon. The total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each client's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the borrowers.

As of December 31, 2023, the Company does not have fixed-rate or variable-rate commitments with characteristics similar to options, which provide the holder, for a premium paid at inception to the Company, the benefits of favorable movements in the price of an underlying asset or index with limited or no exposure to losses from unfavorable price movements.

As of December 31, 2023, commitments to extend credit of $3.81 billion include commitments to fund fixed rate loans of $130.3 million and adjustable-rate loans of $3.69 billion. As of December 31, 2022 commitments to extend credit of $3.63 billion and included commitments to fund fixed rate loans of $93.1 million and adjustable-rate loans of $3.54 billion.

Commercial letters of credit and bill of lading guarantees are issued to facilitate domestic and foreign trade transactions while standby letters of credit are issued to make payments on behalf of clients if certain specified future events occur. The credit risk involved in issuing letters of credit and bill of lading guarantees is essentially the same as that involved in making loans to clients.

15. **Leases**

The Company enters into operating leases in the normal course of business primarily for branch offices, office spaces and certain equipment. The Company may seek to include options to extend or terminate a lease when it is reasonably certain that the Company will exercise those options.

ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term. The Company uses its incremental borrowing rate to determine the present value of its lease liabilities. The Company has elected to not separate lease and non-lease components. The Company has also elected not to recognize a ROU asset and lease liability for leases with original lease term of 12 months or less (short-term leases). The Company does not possess any leases that have variable lease payments or residual value guarantees as of December 31, 2023 and 2022.

The following table represents the operating lease amounts reported on the Consolidated Balance Sheets and other supplemental information as of December 31, 2023, and December 31, 2022:

	December 31, 2023	December 31, 2022
	(Dollars in millions)	
Operating Leases:		
ROU assets	$ 32.1	$ 29.6
Lease liabilities	$ 34.8	$ 32.5
Weighted-average remaining lease term (in years)	4.1	4.0
Weighted-average discount rate	3.8%	2.9%
Operating cash flows from operating leases	$ 11.4	$ 11.4
ROU assets obtained in exchange for lease obligations	$ 12.6	$ 5.9

Operating lease expense is recognized on a straight-line basis over the lease term. Operating lease expense was $12.8 million, $13.1 million and $11.6 million for the years ended December 31, 2023, 2022 and 2021, respectively, and includes short-term leases that were immaterial.

The following table presents a maturity analysis of the Company's operating lease liabilities as of December 31, 2023:

	As of December 31, 2023 Operating Leases
	(In thousands)
2024	$ 10,800
2025	8,960
2026	7,297
2027	5,238
2028	3,916
Thereafter	1,403
Total lease payments	$ 37,614
Less amount of payment representing interest	(2,817)
Total present value of lease payments	$ **34,797**

16.   Financial Derivatives

The Company does not speculate on the future direction of interest rates. As part of the Company's asset and liability management, however, the Company enters into financial derivatives to seek to mitigate exposure to interest rate risks related to its interest-earning assets and interest-bearing liabilities. The Company believes that these transactions, when properly structured and managed, may provide a hedge against inherent interest rate risk in assets or liabilities and against risk in specific transactions of the Company. In such instances, the Company may protect its position through the purchase or sale of interest rate futures contracts for a specific cash or interest rate risk position. Other hedging transactions may be implemented using interest rate swaps, interest rate caps, floors, financial futures, forward rate agreements, and options on futures or bonds. Prior to considering any hedging activities, the Company seeks to analyze the costs and benefits of the hedge in comparison to other viable alternative strategies. All hedges will require an assessment of basis risk and must be approved by the Bancorp or the Bank's Investment Committee.

The Company follows ASC Topic 815 that establishes accounting and reporting standards for financial derivatives, including certain financial derivatives embedded in other contracts, and hedging activities. It requires the recognition of all financial derivatives as assets or liabilities in the Company's Consolidated Balance Sheets and measurement of those financial derivatives at fair value. The accounting treatment of changes in fair value is dependent upon whether or not a financial derivative is designated as a hedge and, if so, the type of hedge. Fair value is determined using third-party models with observable market data. For derivatives designated as cash flow hedges, changes in fair value are recognized in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. For derivatives designated as fair value hedges, changes in the fair value of the derivatives are reflected in current earnings, together with changes in the fair value of the related hedged item if there is a highly effective correlation between changes in the fair value of the interest rate swaps and changes in the fair value of the underlying asset or liability that is intended to be hedged. If there is not a highly effective correlation between changes in the fair value of the interest rate swap and changes in the fair value of the underlying asset or liability that is intended to be hedged, then only the changes in the fair value of the interest rate swaps are reflected in the Company's consolidated financial statements.

The Company offers various interest rate derivative contracts to its clients. When derivative transactions are executed with its clients, the derivative contracts are offset by paired trades with third-party financial institutions including with central counterparties ("CCP"). Certain derivative contracts entered with CCPs are settled-to-market daily to the extent the CCP's rulebooks legally characterize the variation margin as settlement. Derivative contracts are intended to allow borrowers to lock in attractive intermediate and long-term fixed rate financing while not increasing the interest rate risk to the Company. These transactions are generally not linked to specific Company assets or liabilities on the Consolidated Balance Sheets or to forecasted transactions in a hedging relationship and, therefore, are economic hedges. The contracts are marked to market at each reporting period. The changes in fair values of the derivative contracts traded with third-party financial institutions are expected to be largely comparable to the changes in fair values of the derivative transactions executed with clients throughout the terms of these contracts, except for the credit valuation adjustment component. The Company records credit valuation adjustments on derivatives to properly reflect the variances of credit worthiness between the Company and the counterparties, considering the effects of enforceable master netting agreements and collateral arrangements. As of December 31, 2023 and 2022, the Company had outstanding interest rate derivative contracts with certain clients and third-party financial institutions with a notional amount of $650.9 million and $595.4 million, respectively, with a fair value of $38.6 million and $50.0 million, respectively, for both clients and third-party financial institutions. As of December 31, 2022, the notional amount of $205.6 million of interest rate swaps cleared through the CCP.

In May 2014, the Bancorp entered into interest rate swap contracts with the notional amount of $119.1 million for a period of ten years. The objective of these interest rate swap contracts, which were designated as hedging instruments in cash flow hedges, was to hedge the quarterly interest payments on the Bancorp's $119.1 million of Junior Subordinated Debentures that had been issued to five trusts, throughout the ten-year period beginning in June 2014 and ending in June 2024, from the risk of variability of these payments resulting from changes in the three-month LIBOR interest rate. The Company early terminated these cash flow derivative swaps in 2022 and realized a gain of $4.0 million for the year ended December 31, 2022 and is recognizing the amount as a reduction of long-term debt interest expense over the remaining life of the swaps on a straight-line basis. As of December 31, 2022, the ineffective portion of these interest rates swaps was not significant. The periodic net settlement of the interest rate swaps included in interest expense was a net gain of $772 thousand as of December 31, 2022.

As of December 31, 2023 and 2022, the Bank's outstanding fair value interest rate swap contracts matched to individual fixed-rate commercial real estate loans had a notional amount of $88.5 million and $204.3 million with a fair value of $4.2 million and $6.6 million, respectively, and for various terms from three to ten years. These contracts have been designated as hedging instruments to hedge the risk of changes in the fair value of the underlying commercial real estate loans due to changes in interest rates. The swap contracts are structured so that the notional amounts reduce over time to match the contractual amortization of the underlying loan and allow prepayments with the same pre-payment penalty amounts as the related loan. As of December 31, 2023, and 2022, the ineffective portion of these interest rate swaps was not significant.

The Company has designated as a partial-term hedging election $1.07 billion and $669.7 million notional with a fair value of $3.8 million and $32.0 million as last-of-layer hedge on pools of loans with a notational value of $1.78 billion and $1.21 billion as of December 31, 2023 and 2022, respectively. The loans are not expected to be affected by prepayment, defaults, or other factors affecting the timing and amount of cash flows under the last-of-layer method. The Company has entered into these pay-fixed and receive 1-Month Term SOFR interest rate swap to convert the last-of-layer $1.07 billion portion of a $1.78 billion fixed rate loan tranche in order to reduce the Company's exposure to higher interest rates for the last-of-layer tranche. As of December 31, 2023 and 2022, the last-of-layer loan tranche had a fair value basis adjustment of $2.0 million and $31.0 million, respectively. The interest rate swap converts this last-of-layer tranche into a floating rate instrument. The Company's risk management objective with respect to this last-of-layer interest rate swap is to reduce interest rate exposure as to the last-of-layer tranche.

Interest rate swap contracts involve the risk of dealing with institutional derivative counterparties and their ability to meet contractual terms. Institutional counterparties must have a strong credit profile and be approved by the Company's Board of Directors. The Company's credit exposure on interest rate swaps is limited to the net favorable value and interest payments of all swaps by each counterparty. Credit exposure may be reduced by the amount of collateral pledged by the counterparty. Bancorp's interest rate swaps have been assigned by the counterparties to a derivatives clearing organization and daily margin is indirectly maintained with the derivatives clearing organization.

The notional amount and net unrealized loss of the Company's fair value derivative financial instruments as of December 31, 2023, and December 31, 2022, were as follows:

		December 31, 2023		December 31, 2022
Fair value swap hedges:		($ in thousands)		
Notional	$	1,156,007	$	874,034
Weighted average fixed rate-pay		2.01 %		2.12 %
Weighted average variable rate spread		0.32 %		0.68 %
Weighted average variable rate-received		5.41 %		2.61 %
Net gain/(loss) [1]	$	7,935	$	38,589

		Year ended		
		December 31, 2023		December 31, 2022
Periodic net settlement of SWAPs [2]	$	29,514	$	3,107

(1)-the amount is included in other non-interest income.
(2)-the amount of periodic net settlement of interest rate swaps was included in interest income.

Included in the total notional amount of $1.16 billion and $874.0 million of the fair value interest rate contracts entered into with financial counterparties as of December 31, 2023 and 2022, was a notional amount of $846.9 million and $449.3 million of interest rate swaps that cleared through the CCP, respectively. Applying variation margin payments as settlement to CCP cleared derivative transactions resulted in a reduction in derivative asset fair values of $257 thousand and $25.8 million as of December 31, 2023 and 2022, respectively.

The Company enters into foreign exchange forward contracts with various counterparties to mitigate the risk of fluctuations in foreign currency exchange rates for foreign exchange certificates of deposit or foreign exchange contracts entered into with our clients. These contracts are not designated as hedging instruments and are recorded at fair value in our Consolidated Balance Sheets. Changes in the fair value of these contracts as well as the related foreign exchange certificates of deposit and foreign exchange contracts are recognized immediately in net income as a component of non-interest income. Period end gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities.

The notional amount and fair value of the Company's derivative financial instruments not designated as hedging instruments as of December 31, 2023, and December 31, 2022, were as follows:

Derivative financial instruments not designated as hedging instruments:	December 31, 2023	December 31, 2022
	(In thousands)	
Notional amounts:		
Option contracts	$ —	$ —
Forward, and swap contracts with positive fair value	$ 775,324	$ 668,422
Forward, and swap contracts with negative fair value	$ 752,250	$ 765,639
Fair value:		
Forward, and swap contracts with positive fair value	$ 39,010	$ 50,467
Forward, and swap contracts with negative fair value	$ (38,807)	$ (50,962)

17.   Fair Value Measurements and Fair Value of Financial Instruments

The Company uses fair value to measure certain assets and liabilities on a recurring basis, primarily securities available for-sale and derivatives. For assets measured at the lower of cost or fair value, the fair value measurement criteria may or may not be met during a reporting period and such measurements are therefore considered "nonrecurring" for purposes of disclosing our fair value measurements. Fair value is used on a nonrecurring basis to adjust carrying values for individually evaluated loans and other real estate owned and also to record impairment on certain assets, such as goodwill, CDI, and other long-lived assets.

The Company used valuation methodologies to measure assets at fair value under ASC Topic 820 and ASC Topic 825, as amended by ASU 2016-01 and ASU 2018-03, to estimate the fair value of financial instruments not recorded at fair value. The fair value of the Company's assets and liabilities is classified and disclosed in one of the following three categories:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.

- Level 2 – Observable prices in active markets for similar assets or liabilities; prices for identical or similar assets or liabilities in markets that are not active; directly observable market inputs for substantially the full term of the asset and liability; market inputs that are not directly observable but are derived from or corroborated by observable market data.

- Level 3 – Unobservable inputs based on the Company's own judgments about the assumptions that a market participant would use.

The classification of assets and liabilities within the hierarchy is based on whether inputs to the valuation methodology used are observable or unobservable, and the significance of those inputs in the fair value measurement. The Company's assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurements as follows:

Financial assets and liabilities measured at fair value on a recurring basis

The Company uses the following methodologies to measure the fair value of its financial assets and liabilities on a recurring basis:

Securities Available for Sale and Equity Securities. For certain actively traded agency preferred stocks, mutual funds, U.S. Treasury securities, and other equity securities, the Company measures the fair value based on quoted market prices in active exchange markets at the reporting date, a Level 1 measurement. The Company also measures securities by using quoted market prices for similar securities or dealer quotes, a Level 2 measurement. This category generally includes U.S. Government agency securities, state and municipal securities, mortgage-backed securities ("MBS"), commercial MBS, collateralized mortgage obligations, asset-backed securities, corporate bonds and trust preferred securities.

Warrants. The Company measures the fair value of warrants based on unobservable inputs based on assumption and management judgment, a Level 3 measurement.

Currency Option Contracts and Foreign Exchange Contracts. The Company measures the fair value of currency option and foreign exchange contracts based on observable market rates on a recurring basis, a Level 2 measurement.

Interest Rate Swaps. The Company measures the fair value of interest rate swaps using third party models with observable market data, a Level 2 measurement.

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2023, and at December 31, 2022:

As of December 31, 2023	Fair Value Measurements Using			Total at
	Level 1	Level 2	Level 3	Fair Value
Assets	(In thousands)			
Securities available-for-sale				
U.S. Treasury securities	$ 495,300	$ —	$ —	$ 495,300
U.S. government agency entities	—	48,169	—	48,169
U.S. government sponsored entities	—	—	—	—
Mortgage-backed securities	—	786,723	—	786,723
Collateralized mortgage obligations	—	28,044	—	28,044
Corporate debt securities	—	246,334	—	246,334
Total securities available-for-sale	495,300	1,109,270	—	1,604,570
Equity securities				
Mutual funds	5,585	—	—	5,585
Preferred stock of government sponsored entities	1,821	—	—	1,821
Other equity securities	33,000	—	—	33,000
Total equity securities	40,406	—	—	40,406
Warrants	—	—	—	—
Interest rate swaps	—	54,268	—	54,268
Foreign exchange contracts		379	—	379
Total assets	$ **535,706**	$ **1,163,917**	$ **—**	$ **1,699,623**
Liabilities				
Interest rate swaps	$ —	$ 45,762	$ —	$ 45,762
Foreign exchange contracts	—	175	—	175
Total liabilities	$ **—**	$ **45,937**	$ **—**	$ **45,937**

As of December 31, 2022	Fair Value Measurements Using			Total at
	Level 1	Level 2	Level 3	Fair Value
Assets	(In thousands)			
Securities available-for-sale				
U.S. Treasury securities	$ 240,500	$ —	$ —	$ 240,500
U.S. government agency entities	—	63,610	—	63,610
U.S. government sponsored entities	—	30,000	—	30,000
Mortgage-backed securities	—	867,094	—	867,094
Collateralized mortgage obligations	—	31,061	—	31,061
Corporate debt securities	—	241,083	—	241,083
Total securities available-for-sale	240,500	1,232,848	—	1,473,348
Equity securities				
Mutual funds	5,509	—	—	5,509
Preferred stock of government sponsored entities	1,289	—	—	1,289
Other equity securities	15,360	—	—	15,360
Total equity securities	22,158	—	—	22,158
Warrants	—	—	50	50
Interest rate swaps	—	44,443	—	44,443
Foreign exchange contracts	—	448	—	448
Total assets	$ **262,658**	$ **1,277,739**	$ **50**	$ **1,540,447**
Liabilities				
Interest rate swaps	$ —	$ 51,864	$ —	$ 51,864
Foreign exchange contracts	—	942	—	942
Total liabilities	$ **—**	$ **52,806**	$ **—**	$ **52,806**

Assets measured at estimated fair value on a non-recurring basis.

Certain assets or liabilities are required to be measured at estimated fair value on a nonrecurring basis subsequent to initial recognition. Generally, these adjustments are the result of lower-of-cost-or-fair value or other impairment write-downs of individual assets. In determining the estimated fair values during the period, the Company determined that substantially all the changes in estimated fair value were due to declines in market conditions versus instrument specific credit risk. For the year ended December 31, 2023, and December 31, 2022, there were no material adjustments to fair value for the Company's assets and liabilities measured at fair value on a nonrecurring basis in accordance with GAAP.

For financial assets measured at fair value on a nonrecurring basis that were still reflected in the Consolidated Balance Sheets as of December 31, 2023, and 2022, the following tables provide the level of valuation assumptions used to determine each adjustment and the carrying value of the related individual assets at December 31, 2023, and at December 31, 2022, and the total losses for the periods indicated:

	As of December 31, 2023				Total Losses	
	Fair Value Measurements Using				For the Twelve Months Ended	
	Level 1	Level 2	Level 3	Total at Fair Value	December 31, 2023	December 31, 2022
Assets				(In thousands)		
Non-accrual loans by type:						
Commercial loans	$ —	$ —	$ 191	$ 191	$ —	$ 1,786
Commercial real estate loans	—	—	6,882	6,882	4,069	2,091
Total non-accrual loans	—	—	7,073	7,073	4,069	3,877
Other real estate owned [1]	—	—	20,446	20,446	—	—
Investments in venture capital	—	—	237	237	227	268
Total assets	$ —	$ —	$ 27,756	$ 27,756	$ 4,296	$ 4,145

(1) Other real estate owned balance of $19.4 million in the Consolidated Balance Sheets is net of estimated disposal costs.

	As of December 31, 2022				Total Losses	
	Fair Value Measurements Using				For the Twelve Months Ended	
	Level 1	Level 2	Level 3	Total at Fair Value	December 31, 2022	December 31, 2021
Assets				(In thousands)		
Non-accrual loans by type:						
Commercial loans	$ —	$ —	$ 12,950	$ 12,950	$ 1,786	$ 1,012
Commercial real estate loans	—	—	32,205	32,205	2,091	—
Residential mortgage and equity lines	—	—	8,978	8,978	—	—
Installment and other loans	—	—	8	8	—	—
Total non-accrual loans	—	—	54,141	54,141	3,877	1,012
Other real estate owned [1]	—	—	4,328	4,328	—	17
Investments in venture capital	—	—	689	689	268	143
Total assets	$ —	$ —	$ 59,158	$ 59,158	$ 4,145	$ 1,172

(1) Other real estate owned balance of $4.1 million in the Consolidated Balance Sheets is net of estimated disposal costs.

The significant unobservable (Level 3) inputs used in the fair value measurement of collateral for collateral-dependent individually evaluated loans was primarily based on the appraised value of collateral adjusted by estimated sales cost and commissions. The Company generally obtains new appraisal reports every twelve months as appropriate. As the Company's primary objective in the event of default would be to monetize the collateral to settle the outstanding balance of the loan, less marketable collateral would receive a larger discount. In the current year, the Company used borrower specific collateral discounts with various discount levels.

The fair value of individually evaluated loans is calculated based on the net realizable fair value of the collateral or the observable market price of the most recent sale or quoted price from loans held for sale. The Company does not record loans at fair value on a recurring basis. Nonrecurring fair value adjustments to collateral dependent non-accrual loans are recorded based on the current appraised value of the collateral, a Level 2 measurement, or management's judgment and estimation of value using discounted future cash flows or old appraisals which are then adjusted based on recent market trends, a Level 3 measurement.

The significant unobservable inputs (Level 3) used in the fair value measurement of other real estate owned ("OREO") are primarily based on the appraised value of OREO adjusted by estimated sales cost and commissions. The Company applies estimated sales cost and commissions ranging from 3% to 6% of the collateral value of individually evaluated loans, quoted price, or loan sale price of loans held for sale, and appraised value of OREO.

The significant unobservable inputs in the Black-Scholes option pricing model for the fair value of warrants are the expected life of warrant ranging from one to six years, risk-free interest rate from 4.25% to 5.11%, and stock volatility of the Company from 20.14% to 27.69% as of December 31, 2022. There were no warrants outstanding as of December 31, 2023.

Fair value is estimated in accordance with ASC Topic 825. Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involved uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following tables present carrying amounts and estimated fair values of certain financial instruments as of the dates indicated:

| | December 31, 2023 | | December 31, 2022 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial Assets				
Cash and due from banks	$ 173,988	$ 173,988	$ 195,440	$ 195,440
Short-term investments	654,813	654,813	966,962	966,962
Securities available-for-sale	1,604,570	1,604,570	1,473,348	1,473,348
Loans, net	19,382,858	19,605,152	18,100,898	17,944,588
Equity securities	40,406	40,406	22,158	22,158
Investment in Federal Home Loan Bank stock	17,746	17,746	17,250	17,250
Warrants	—	—	50	50

	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange contracts	$ 124,452	$ 379	$ 72,996	$ 448
Interest rate swaps	1,406,879	54,268	817,615	44,443

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Liabilities				
Deposits	$ 19,325,447	$ 19,347,070	$ 18,505,279	$ 18,572,387
Advances from Federal Home Loan Bank	540,000	536,996	485,000	482,737
Other borrowings	15,787	13,978	22,600	18,385
Long-term debt	119,136	72,304	119,136	68,231

	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange contracts	101,378	175	170,213	942
Interest rate swaps	1,078,880	45,762	595,426	51,864

	Notional Amount	Fair Value	Notional Amount	Fair Value
Off-Balance Sheet Financial Instruments				
Commitments to extend credit	$ 3,808,620	$ (14,344)	$ 3,630,304	$ (14,797)
Standby letters of credit	368,618	(2,821)	315,821	(2,738)
Other letters of credit	11,308	(10)	29,416	(33)

The following tables present the level in the fair value hierarchy for the estimated fair values of certain financial instruments as of December 31, 2023, and December 31, 2022.

	As of December 31, 2023			
	Estimated Fair Value Measurements	Level 1	Level 2	Level 3
	(In thousands)			
Financial Assets				
Cash and due from banks	$ 173,988	$ 173,988	$ —	$ —
Short-term investments	654,813	654,813	—	—
Loans, net	19,605,152	—	—	19,605,152
Equity securities	40,406	40,406	—	—
Investment in Federal Home Loan Bank stock	17,746	—	17,746	—
Warrants	—	—	—	—
Financial Liabilities				
Deposits	19,347,070	—	—	19,347,070
Advances from Federal Home Loan Bank	536,996	—	536,996	—
Other borrowings	13,978	—	—	13,978
Long-term debt	72,304	—	72,304	—

	As of December 31, 2022			
	Estimated Fair Value Measurements	Level 1	Level 2	Level 3
	(In thousands)			
Financial Assets				
Cash and due from banks	$ 195,440	$ 195,440	$ —	$ —
Short-term investments	966,962	966,962	—	—
Loans, net	17,944,588	—	—	17,944,588
Equity securities	22,158	22,158	—	—
Investment in Federal Home Loan Bank stock	17,250	—	17,250	—
Warrants	50	—	—	50
Financial Liabilities				
Deposits	18,572,387	—	—	18,572,387
Advances from Federal Home Loan Bank	482,737	—	482,737	—
Other borrowings	18,385	—	—	18,385
Long-term debt	68,231	—	68,231	—

18.   **Revenue from Contracts with Clients**

The Company's revenue from contracts with clients consists primarily of service charges and fees related to deposit accounts and wealth management fees.

The following is a summary of revenue from contracts with clients that are in-scope and not in-scope under ASC 606:

| | Year Ended December 31, | | |
	2023	2022	2021
	(In thousands)		
Non-interest income, in-scope:			
Fees and service charges on deposit accounts	$ 9,204	$ 9,394	$ 8,618
Wealth management fees	17,506	16,436	15,056
Other service fees[1]	17,202	16,349	15,400
Total in-scope non-interest income	43,912	42,179	39,074
Noninterest income, not in-scope[2]	24,380	14,635	15,529
Total non-interest income	$ 68,292	$ 56,814	$ 54,603

(1) Other service fees comprise of fees related to letters of credit, wire fees, fees on foreign exchange transactions and other immaterial individual revenue streams.
(2) These amounts primarily represent revenue from contracts with customers that are out of the scope of ASC 606.

The major revenue streams by fee type that are within the scope of ASC 606 presented in the above tables are described in additional detail below:

Fees and Services Charges on Deposit Accounts

Fees and service charges on deposit accounts include charges for analysis, overdraft, cash checking, ATM, and safe deposit activities executed by our deposit clients, as well as interchange income earned through card payment networks for the acceptance of card-based transactions. Fees earned from our deposit clients are governed by contracts that provide for overall custody and access to deposited funds and other related services and can be terminated at will by either party. Fees received from deposit clients for the various deposit activities are recognized as revenue once the performance obligations are met.

Wealth Management Fees

The Company employs financial consultants to provide investment planning services for clients including wealth management services, asset allocation strategies, portfolio analysis and monitoring, investment strategies, and risk management strategies. The fees the Company earns are variable and are generally received monthly. The Company recognizes revenue for the services performed at quarter end based on actual transaction details received from the broker dealer the Company engages.

Practical Expedients and Exemptions

The Company applies the practical expedient in ASC 606-10-50-14 and does not disclose the value of unsatisfied performance obligations as the Company's contracts with clients generally have a term that is less than one year, are open-ended with a cancellation period that is less than one year or allow the Company to recognize revenue in the amount to which the Company has the right to invoice.

In addition, given the short-term nature of the Company's contracts, the Company also applies the practical expedient in ASC 606-10-32-18 and does not adjust the consideration from clients for the effects of a significant financing component, if at contract inception, the period between when the entity transfers the goods or services and when the client pays for that good or service is one year or less.

19. Employee Benefit Plans

Employee Stock Ownership Plan. Under the Company's Amended and Restated Cathay Bank Employee Stock Ownership Plan ("ESOP"), the Company can make annual contributions to a trust in the form of either cash or common stock of the Bancorp for the benefit of eligible employees. Employees are eligible to participate in the ESOP after completing two years of service for salaried full-time employees or 1,000 hours for each of two consecutive years for salaried part-time employees. The amount of the annual contribution is discretionary except that it must be sufficient to enable the trust to meet its current obligations. The Company also pays for the administration of this plan and of the trust. The Company has not made contributions to the trust since 2004 and does not expect to make any contributions in the future. Effective June 17, 2004, the ESOP was amended to provide the participants the election either to reinvest the dividends on the Company stock allocated to their accounts or to have these dividends distributed to the participant. The ESOP trust purchased 16,555 shares in 2023, 18,808 shares in 2022, and 18,338 shares in 2021, of the Bancorp's common stock at an aggregate cost of $613 thousand in 2023, $814 thousand in 2022, and $781 thousand in 2021. The distribution of benefits to participants totaled 33,554 shares in 2023, 29,363 shares in 2022, and 47,617 shares in 2021. As of December 31, 2023, the ESOP owned 676,594 shares, or 0.93%, of the Company's outstanding common stock.

401(k) Plan. In 1997, the Board approved the Company's 401(k) Profit Sharing Plan, which began on March 1, 1997. Salaried employees who have completed one month of service and have attained the age of 21 are eligible to participate. Enrollment dates are on the first of each month. Participants may contribute up to 75% of their eligible compensation for the year but not to exceed the dollar limit set by the Internal Revenue Code. Participants may change their contribution election on the enrollment dates. Effective October 1, 2022, the vesting schedule for the matching contribution is 0% for less than three years of service and 100% after three years of service. Effective on June 1, 2018, the Company matches 100% on the first 5.0% of eligible compensation contributed per pay period by the participant, on the first day of the following month after 30 days of service. The Company's contribution amounted to $4.5 million in 2023, $3.9 million in 2022, and $3.6 million in 2021. The Plan allows participants to withdraw all or part of their vested amount in the Plan due to certain financial hardship as set forth in the Internal Revenue Code and Treasury Regulations. Participants may also borrow up to 50% of the vested amount, with a maximum of $50 thousand. The minimum loan amount is $1 thousand.

Bank-Owned Life Insurance. As of December 31, 2023 and 2022, cash surrender value of bank-owned life insurance was $50.9 million and $49.9 million, respectively. The Bank is the beneficiary under the policy. In the event of the death of a covered officer, we will receive the specified insurance benefit from the insurance carrier and pay a fixed dollar amount to the beneficiary designated by the officer.

20.   Equity Incentive Plans

Pursuant to the Company's 2005 Incentive Plan, as amended and restated in May 2015, the Company may grant incentive stock options (employees only), non-statutory stock options, common stock awards, restricted stock, RSUs, stock appreciation rights and cash awards to non-employee directors and eligible employees.

As of December 31, 2023, 1,456,944 shares were available under the 2005 Incentive Plan for future grants.

In addition to stock options, the Company also grants restricted stock units ("RSUs") that are generally granted at no cost to the recipient. RSUs generally vest ratably over three years or cliff vest after one or three years of continued employment from the date of the grant. While a portion of RSUs may be time-vesting awards, others may vest subject to the attainment of specified performance goals and are referred to as "performance-based RSUs." All RSUs are subject to forfeiture until vested.

Performance-based RSUs are granted at the target amount of awards. Based on the Company's attainment of specified performance goals and consideration of market conditions, the number of shares that vest can be adjusted to a minimum of zero and to a maximum of 150% of the target. The amount of performance-based RSUs that are eligible to vest is determined at the end of each performance period and is then added together to determine the total number of performance shares that are eligible to vest. Performance-based RSUs generally cliff vest three years from the date of grant.

Compensation costs for the time-based awards are based on the quoted market price of the Company's stock at the grant date. Compensation costs associated with performance-based RSUs are based on grant date fair value, which considers both market and performance conditions. Compensation costs of both time-based and performance-based awards are recognized on a straight-line basis from the grant date until the vesting date of each grant.

The following table presents RSU activity for 2023, 2022, and 2021:

	Time-Based RSUs		Performance-Based RSUs	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted-Average Grant Date Fair Value
Balance at December 31, 2020........................	**292,670**	$ **33.37**	**302,802**	$ **32.55**
Granted..	63,467	41.18	113,764	37.13
Vested...	(96,869)	41.72	(76,292)	41.69
Forfeited	(23,324)	29.92	(7,768)	40.85
Balance at December 31, 2021........................	**235,944**	$ **32.38**	**332,506**	$ **31.82**
Granted..	67,652	46.69	112,393	40.24
Vested...	(89,386)	40.92	(81,934)	44.52
Forfeited	(12,151)	34.07	—	—
Balance at December 31, 2022........................	**202,059**	$ **33.29**	**362,965**	$ **31.56**
Granted..	86,809	37.92	123,504	38.41
Vested...	(92,075)	34.29	(136,808)	34.21
Forfeited	(2,404)	37.77	—	—
Balance at December 31, 2023........................	**194,389**	$ 34.83	**349,661**	$ 32.94

The compensation expense recorded for RSUs was $7.0 million in 2023, $7.0 million in 2022, and $6.0 million in 2021. Unrecognized stock-based compensation expense related to RSUs was $9.9 million and $9.0 million as of December 31, 2023, and 2022, respectively. As of December 31, 2023, these costs are expected to be recognized over the next 1.9 years.

21.   Condensed Financial Information of Cathay General Bancorp

The condensed financial information of the Bancorp as of December 31, 2023, and December 31, 2022, and for the years ended December 31, 2023, 2022 and 2021 is as follows:

Balance Sheets

	As of December 31,	
	2023	**2022**
	(In thousands, except share and per share data)	
Assets		
Cash	$ 24,262	$ 14,902
Short-term certificates of deposit	335	334
Equity securities	34,441	16,360
Investment in Cathay Bank subsidiary	2,806,467	2,566,266
Investment in non-bank subsidiary	68	764
Other assets	3,896	4,385
Total assets	$ **2,869,469**	$ **2,603,011**
Liabilities		
Junior subordinated debt	$ 119,136	$ 119,136
Other liabilities	13,758	9,835
Total liabilities	132,894	128,971
Commitments and contingencies	—	—
Stockholders' equity		
Common stock, $0.01 par value, 100,000,000 shares authorized, 91,392,480 issued and 72,668,927 outstanding at December 31, 2023, and 91,090,614 issued and 72,742,151 outstanding at December 31, 2022	914	911
Additional paid-in-capital	987,953	981,119
Accumulated other comprehensive loss, net	(85,416)	(102,295)
Retained earnings	2,500,341	2,244,855
Treasury stock, at cost (18,723,553 shares at December 31, 2023, and 18,348,463 shares at December 31, 2022)	(667,217)	(650,550)
Total equity	2,736,575	2,474,040
Total liabilities and equity	$ **2,869,469**	$ **2,603,011**

Statements of Operations

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Cash dividends from Cathay Bank	$ 134,000	$ 232,773	$ 230,000
Interest income	44	30	36
Interest expense	6,480	5,560	5,773
Non-interest Income	17,757	1,018	3,117
Non-interest expense	4,065	3,937	3,224
Income before income tax expense	141,256	224,324	224,156
Income tax expense/(benefit)	1,707	(2,885)	(1,810)
Income before undistributed earnings of subsidiaries	139,549	227,209	225,966
Undistributed earnings of subsidiary	214,575	133,433	72,338
Net income	**$ 354,124**	**$ 360,642**	**$ 298,304**

Statements of Cash Flows

	Year Ended December 31,		
	2023	**2022**	**2021**
	(In thousands)		
Cash flows from Operating Activities			
Net income	$ 354,124	$ 360,642	$ 298,304
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(214,575)	(133,433)	(72,338)
Gain on equity securities	(17,977)	(733)	(122)
Write-downs on venture capital and other investments	179	268	73
Loss/(gain) in fair value of warrants	50	(27)	—
Stock issued to directors as compensation	850	849	850
Net change in accrued interest receivable and other assets	5,216	(434)	1,918
Net change in other liabilities	(2,371)	8,531	4,934
Net cash provided by operating activities	125,496	235,663	233,619
Cash flows from Investment Activities			
Venture capital and other investments	168	(5)	357
Net cash (used)/provided by investment activities	168	(5)	357
Cash flows from Financing Activities			
Cash dividends paid	(98,638)	(100,955)	(99,322)
Proceeds from shares issued under the Dividend Reinvestment Plan	3,491	3,720	3,563
Taxes paid related to net share settlement of RSUs	(4,490)	(2,905)	(2,632)
Purchase of treasury stock	(16,667)	(141,316)	(167,104)
Net cash used in financing activities	(116,304)	(241,456)	(265,495)
Increase/(decrease) in cash, cash equivalents and restricted cash	9,360	(5,798)	(31,519)
Cash, cash equivalents, and restricted cash, beginning of the year	14,902	20,700	52,219
Cash, cash equivalents, and restricted cash, end of the period	**$ 24,262**	**$ 14,902**	**$ 20,700**

22.   Dividend Reinvestment Plan

The Company has a Dividend Reinvestment Plan which allows for participants' reinvestment of cash dividends and certain optional additional investments in the Bancorp's common stock. Shares issued under the plan and the consideration received were 93,182 shares for $3.5 million in 2023, 86,501 shares for $3.7 million in 2022, and 84,011 shares for $3.6 million in 2021.

23.   Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts, and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Federal Deposit Insurance Corporation has established five capital ratio categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A well-capitalized institution must have a common equity tier 1 capital ratio equal to or greater than 6.5%, a Tier 1 risk-based capital ratio equal to or greater than 8%, a total risk-based capital ratio equal to or greater than 10%, and a Tier 1 leverage capital ratio equal to or greater than 5%. As of December 31, 2023, and 2022, the Bank qualified as well capitalized under the regulatory framework for prompt corrective action.

The Bancorp's and the Bank's capital and leverage ratios as of December 31, 2023, and December 31, 2022, are presented in the tables below:

	Actual		Minimum Capital Required - Basel III		Required to be Considered Well Capitalized	
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
December 31, 2023			(In thousands)			
Common Equity Tier 1 to Risk-Weighted Assets						
Cathay General Bancorp	$ 2,430,773	12.84	$ 1,325,277	7.00	$ 1,230,615	6.50
Cathay Bank	2,501,439	13.23	1,323,846	7.00	1,229,286	6.50
Tier 1 Capital to Risk-Weighted Assets						
Cathay General Bancorp	2,430,773	12.84	1,609,265	8.50	1,514,602	8.00
Cathay Bank	2,501,439	13.23	1,607,527	8.50	1,512,967	8.00
Total Capital to Risk-Weighted Assets						
Cathay General Bancorp	2,709,888	14.31	1,987,916	10.50	1,893,253	10.00
Cathay Bank	2,665,054	14.09	1,985,769	10.50	1,891,209	10.00
Leverage Ratio						
Cathay General Bancorp	2,430,773	10.55	921,473	4.00	1,151,841	5.00
Cathay Bank	2,501,439	10.87	920,670	4.00	1,150,838	5.00

	Actual		Minimum Capital Required - Basel III		Required to be Considered Well Capitalized	
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
December 31, 2022			(In thousands)			
Common Equity Tier 1 to Risk-Weighted Assets						
Cathay General Bancorp	$ 2,182,066	12.21	$ 1,250,914	7.00	$ 1,161,563	6.50
Cathay Bank	2,276,830	12.75	1,250,461	7.00	1,161,142	6.50
Tier 1 Capital to Risk-Weighted Assets						
Cathay General Bancorp	2,182,066	12.21	1,518,967	8.50	1,429,616	8.00
Cathay Bank	2,276,830	12.75	1,518,417	8.50	1,429,098	8.00
Total Capital to Risk-Weighted Assets						
Cathay General Bancorp	2,452,781	13.73	1,876,371	10.50	1,787,020	10.00
Cathay Bank	2,432,045	13.61	1,875,691	10.50	1,786,373	10.00
Leverage Ratio						
Cathay General Bancorp	2,182,066	10.08	865,470	4.00	1,081,838	5.00
Cathay Bank	2,276,830	10.53	864,918	4.00	1,081,148	5.00

24. Balance Sheet Offsetting

Certain financial instruments, including resell and repurchase agreements, securities lending arrangements and derivatives, may be eligible for offset in the Consolidated Balance Sheets and/or subject to master netting arrangements or similar agreements. The Company's securities sold with agreements to repurchase and derivative transactions with upstream financial institution counter parties are generally executed under International Swaps and Derivative Association master agreements which include "right of set-off" provisions. In such cases, there is generally a legally enforceable right to offset recognized amounts and there may be an intention to settle such amounts on a net basis. Nonetheless, the Company does not generally offset such financial instruments for financial reporting purposes.

Financial instruments that are eligible for offset in the Consolidated Balance Sheets, as of December 31, 2023, and December 31, 2022, are presented in the following tables:

| | Gross Amounts Recognized | Gross Amounts Offset in the Balance Sheet | Net Amounts Presented in the Balance Sheet | Gross Amounts Not Offset in the Balance Sheet | | |
				Financial Instruments	Collateral Posted	Net Amount
December 31, 2023			(In thousands)			
Assets:						
Derivatives	$ 54,268	$ 335	$ 53,933	$ —	$ 44,860	$ 9,073
Liabilities:						
Derivatives	$ 45,762	$ —	$ 45,762	$ —	$ —	$ 45,762
December 31, 2022						
Assets:						
Derivatives	$ 90,451	$ 46,008	$ 44,443	$ —	$ 42,930	$ 1,513
Liabilities:						
Derivatives	$ 51,864	$ —	$ 51,864	$ —	$ —	$ 51,864

25. Subsequent Events

On February 15, 2024, the Company's Board of Directors declared first quarter 2024 dividends for the Company's common stock. The common stock cash dividend of $0.34 per share will be paid on March 11, 2024, to stockholders of record on February 28, 2024.

The Company has evaluated the effect of events that have occurred subsequent to December 31, 2023, through the date of issuance of the Consolidated Financial Statements. Based on this evaluation, the Company has determined none of these events would require recognition in the Consolidated Financial Statements or disclosure in the notes to the Consolidated Financial Statements.

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Corporate **Information**

Board of Directors



Dunson K. Cheng
Executive Chairman of the
Board of Cathay General
Bancorp and Cathay Bank



Peter Wu
Vice Chairman of the Board
of Cathay General Bancorp
and Cathay Bank



Anthony M. Tang
Vice Chairman of the Board
of Cathay General Bancorp
and Cathay Bank



Nelson Chung
Lead Independent Director
of Cathay General Bancorp
and President of Pacific
Communities Builder, Inc.



Chang M. Liu
President and Chief Executive
Officer of Cathay General
Bancorp and Cathay Bank



Kelly L. Chan
Vice President of Finance,
Phoenix Bakery Inc., and
Certified Public Accountant



Felix S. Fernandez
Retired Banker



Maan-Huei Hung
General Counsel of
AHMC Healthcare Inc.



Jane Jelenko
Retired Financial Services
Partner of KPMG LLP



Joseph C.H. Poon
President of Edward
Properties, LLC



Richard Sun
President of SSS
Development, Inc.



Shally Wang
Retired Former General
Manager of IBM Greater
China Group

Cathay General Bancorp

Dunson K. Cheng
Executive Chairman of the Board

Peter Wu
Vice Chairman of the Board

Anthony M. Tang
Vice Chairman of the Board

Chang M. Liu
President and Chief Executive Officer

Heng W. Chen
Executive Vice President,
Chief Financial Officer and Treasurer

May K. Chan
Senior Vice President,
General Counsel, Corporate Secretary
and Sustainability Officer

Cathay Bank
Executive Officers

Dunson K. Cheng
Executive Chairman of the Board

Chang M. Liu
President and Chief Executive Officer

Heng W. Chen
Executive Vice President
and Chief Financial Officer

Kim R. Bingham
Executive Vice President
and Chief Risk Officer

Albert Sun
Executive Vice President
and Chief Credit Officer

Thomas M. Lo
Executive Vice President
and Chief Administrative Officer

May K. Chan
Senior Vice President,
General Counsel, Corporate Secretary
and Sustainability Officer

Other Executive
Vice Presidents

Jim Haney
Executive Vice President
and Chief Lending Officer

Kirk Malmrose
Executive Vice President
and Director of Corporate Commercial
Real Estate and Construction Lending

Veronica Tsang
Executive Vice President
and Chief Retail Administrator

Marisa Marquisepe
Executive Vice President
and Director of Financial Crimes
Risk Management

Robert Romero
Executive Vice President
and Chief Information Officer

David Wu
Executive Vice President
and Commercial Lending Manager

Directors Emeriti

Michael M.Y. Chang

Patrick S.D. Lee

Ting Y. Liu



Cathay General Bancorp

777 North Broadway
Los Angeles, CA 90012

T 213 625 4700
F 213 625 1368

cathaygeneralbancorp.com
cathaybank.com

Registrar and Transfer Agent

Equiniti Trust Company, LLC
48 Wall Street, Floor 23, New York, NY 10005
T 800 937 5449

United States

California
Alhambra
Arcadia
Artesia
City of Industry
Cupertino
Daly City
Diamond Bar
Dublin
El Monte
Fountain Valley
Fremont
Irvine
Los Angeles
Millbrae
Milpitas
Monterey Park
Mountain View
Northridge

Oakland
Ontario
Orange
Rancho Cucamonga
Richmond
Rowland Heights
Sacramento
San Diego
San Francisco
San Gabriel
San Jose
San Marino
San Mateo
Temple City
Torrance
Union City
West Covina
Westminster

Illinois
Chicago
Westmont

Maryland
Rockville

Massachusetts
Boston

Nevada
Las Vegas

New Jersey
Edison

New York
Brooklyn
Elmhurst
Flushing
New York City

Texas
Houston
Plano

Washington
Bellevue
Kent
Seattle

Overseas Branch Outlet

Hong Kong

Overseas Representative Offices

Beijing
Shanghai
Taipei

Forward-Looking Statements

This Annual Report includes forward-looking statements within the meaning of the applicable provisions of the Private Securities Litigation Reform Act of 1995 regarding management's beliefs, projections and assumptions concerning future results and events. We intend such forward-looking statements to be covered by the safe harbor for forward-looking statements in these provisions. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws. Words such as "aims," "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "hopes," "intends," "may," "optimistic," "plans," "predicts," "possible," "potential," "projects," "seeks," "shall," "should," "will" and variations of these words and similar expressions are intended to identify such forward-looking statements.

Our forward-looking statements are based on estimates, beliefs, projections and assumptions of management and are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and our current expectations or projections. These and other factors are described in this Annual Report on Form 10-K (at Item 1A in particular) for the year ended December 31, 2023, and are supplemented by any risk factors contained in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Given these risks and uncertainties, readers are cautioned to not place undue reliance on any forward-looking statement. Any forward-looking statement speaks only as of the date on which it was made, and, except as required by law, we undertake no obligation to update or review any forward-looking statement to reflect circumstances, developments or events occurring after the date on which the statement was made or to reflect the occurrence of unanticipated events.

Cathay General Bancorp's Annual Report on Form 10-K for the year ended December 31, 2023, and other filings with the Securities and Exchange Commission (SEC) are available at the website maintained by the SEC at www.sec.gov or by request directed to Cathay General Bancorp, 9650 Flair Drive, El Monte, CA 91731; Attention: Investor Relations; telephone 626 279 3296. These reports and filings are also available at www.cathaygeneralbancorp.com. The information on the websites of Cathay General Bancorp and Cathay Bank is not part of this Annual Report.

Cathay Bank, Member FDIC, is an Equal Housing Lender.

FDIC insurance coverage is limited to deposit accounts at Cathay Bank's U.S. domestic branch locations. Non-Deposit Investment Products are NOT A DEPOSIT | NOT FDIC-INSURED | NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY | NO BANK GUARANTEE | MAY LOSE VALUE.



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